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As confidentially submitted with the Securities and Exchange Commission on April 11, 2016

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

YETI Holdings, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	3949 (Primary Standard Industrial Classification Code Number)	45-5297111 (I.R.S. Employer Identification Number)

5301 Southwest Parkway, Suite 200
Austin, Texas 78735
(512) 394-9384
(Address, including zip code, and telephone number,
including area code, of registrant's principal executive offices)

Matthew J. Reintjes
President and Chief Executive Officer, Director
5301 Southwest Parkway, Suite 200
Austin, Texas 78735
(512) 394-9384
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:
Timothy R. Curry Kimberly J. Pustulka Jones Day 901 Lakeside Avenue Cleveland, Ohio 44114 (216) 586-3939	Bryan C. Barksdale General Counsel and Secretary YETI Holdings, Inc. 5301 Southwest Parkway, Suite 200 Austin, Texas 78735 (512) 394-9384	Michael Benjamin Ilir Mujalovic Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 (212) 848-4000

Approximate date of commencement of proposed sale to the public:
As soon as practicable, after this registration statement becomes effective.

                  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

                  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

                  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

                  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

                  Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Common Stock, $0.01 par value per share	$	$

(1)
Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

(2)
Includes the aggregate offering price of additional shares that the underwriters have the option to purchase.

                  The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject To Completion, Dated April 11, 2016

PROSPECTUS

            Shares

Common Stock

              This is the initial public offering of shares of common stock of YETI Holdings, Inc. We are selling                         shares of our common stock.

              We expect the public offering price to be between                        and                         per share. Currently, no public market exists for the shares. We intend to apply to list our common stock on the New York Stock Exchange under the symbol "YETI."

              We are an "emerging growth company" under the federal securities laws and, as such, will be subject to reduced public company reporting requirements. See "Prospectus Summary—Implications of Being an Emerging Growth Company."

              After the completion of this offering, Cortec Group Fund V, L.P. and its affiliates will continue to control a majority of the voting power of our common stock. As a result, we will be a "controlled company" within the meaning of the New York Stock Exchange listing standards. See "Principal Stockholders."

              Investing in our common stock involves a high degree of risk. See "Risk factors" beginning on page 13.

	Per share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)
See "Underwriting" beginning on page 102 for additional information regarding total underwriter compensation.

              The underwriters may also exercise their option to purchase up to an additional                         shares from us, at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus.

              Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

              The underwriters expect to deliver the shares to purchasers on or about                        , 2016.

BofA Merrill Lynch	Morgan Stanley
Baird	Piper Jaffray
Jefferies	William Blair

                        , 2016

              You should rely only on the information contained in this prospectus and in any related free writing prospectus prepared by or on behalf of us. Neither we nor the underwriters have authorized anyone to provide you with information different from, or in addition to, that contained in this prospectus or any related free writing prospectus. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of shares of our common stock. Our business, financial condition, results of operations, and prospects may have changed since that date.

For Investors Outside the United States

              Neither we nor the underwriters have taken any action that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. Persons outside the United States are required to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

Trademarks, Trade Names, and Service Marks

              We use various trademarks, trade names, and service marks in our business, including, without limitation, YETI®, Tundra®, Hopper™, YETI TANK®, Rambler™, Colster®, Rambler™ Colster®, Roadie®, Wildly Stronger! Keep Ice Longer!®, SideKick™, FatWall™, PermaFrost™, T-Rex™, ColdLock™, NeverFail™, AnchorPoint™, InterLock™, BearFoot™, Vortex™, DoubleHaul™, LipGrip™, Vortex™, DryHide™, ColdCell™, HydroLock™, Over-the-Nose™, and LOAD-AND-LOCK™. For convenience, we may not include the ® or ™ symbols in this prospectus, but such omission is not meant to and does not indicate that we would not protect our intellectual property rights to the fullest extent allowed by law. Any

i

other trademarks, trade names, or service marks referred to in this registration statement and the prospectus that are not owned by us are the property of their respective owners.

Industry, Market, and Other Data

              This prospectus includes estimates, projections, and other information concerning our industry and market data, including data regarding the estimated size of the market, projected growth rates, and perceptions and preferences of consumers. We obtained this data from industry sources, third-party studies, including market analyses and reports, and internal company surveys. Industry sources generally state that the information contained therein has been obtained from sources believed to be reliable. Although we are responsible for all of the disclosure contained in this prospectus and we believe the industry and market data to be reliable as of the date of this prospectus, this information could prove to be inaccurate.

ii

PROSPECTUS SUMMARY

              The following summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read the entire prospectus, including the consolidated financial statements and the related notes included in this prospectus and the information set forth under the headings "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Unless the context requires otherwise, the words "YETI," "we," "company," "us," and "our" refer to YETI Holdings, Inc. and its subsidiaries, as applicable.

Our Company

              We are a rapidly growing designer, marketer, and distributor of premium products for the outdoor and recreation market. Our brand promise is to ensure each YETI product will deliver exceptional performance and durability in any environment. By consistently delivering on this promise, we have built a following of passionate and engaged consumers, ranging from serious outdoor enthusiasts to individuals who value products of uncompromising quality and design. The increasing demand for our innovative products is evidenced by our net sales growth from $90 million in 2013 to $469 million in 2015, representing a compound annual growth rate, or CAGR, of 128%. Over the same period, our operating income increased from $15 million to $128 million, representing a CAGR of 190%.

              Our Founders, Roy and Ryan Seiders, are avid outdoorsmen who were frustrated with equipment that could not keep pace with their pursuits. Tired of relying on poorly constructed coolers, they set out to build a more durable, superior-performing product. Utilizing innovative design insights and advanced manufacturing techniques, they developed a nearly indestructible hard cooler with rugged performance features for extreme environments. By employing the same uncompromising approach to product quality and functionality, we have expanded our product line beyond hard coolers to soft coolers and stainless steel drinkware that feature similar quality and durability characteristics. All elements of our products are thoughtfully designed and rigorously tested to maximize performance while minimizing complexity, allowing us to deliver highly functional products with simple, clean, and distinct designs.

              Our current product portfolio includes:

              We enter new product categories by creating solutions grounded in practical consumer insights. We use high quality materials as well as advanced design and manufacturing processes to create premium products that redefine consumer expectations and deliver best-in-class product performance. We continue to expand our product line by introducing anchor products, followed by product expansions, such as additional sizes and colorways, and then offer accessories, as exemplified by our current product portfolio.

              Our multifaceted marketing strategy has been instrumental in driving sales and building equity in the YETI brand. We have become a trusted and preferred brand to experts and serious enthusiasts in an expanding range of outdoor activities, including hunting, fishing, camping, barbecue, and farm and ranch activities, among others. Their brand advocacy, combined with our various marketing efforts, has broadened our appeal to a larger consumer population. We maintain an active roster of YETI Ambassadors, a group comprised of world-class hunters, anglers, rodeo cowboys, barbecue pitmasters, and outdoor adventurers who embody our brand. We produce original short films and distribute them through our content-rich website, through our active social media presence, and to our sizable email subscriber base. We also directly engage with our consumers by sponsoring and participating in a variety of events, including sportsman shows, outdoor festivals, rodeos, music and film festivals, barbecue competitions, fishing tournaments, and retailer events. We believe our innovative consumer engagement reinforces the authenticity and aspirational nature of our brand and products across our expanding consumer base.

              We sell our products through retail partners committed to delivering our brand message and through our direct-to-consumer channel. Our products are sold by approximately 6,000 independent retailers, including outdoor specialty, hardware, and farm and ranch supply stores, among others. We also partner with national and regional specialty retailers, which we refer to as national accounts, such as Academy Sports+Outdoors, Bass Pro Shops, Cabela's, Dick's Sporting Goods, Recreational Equipment Inc., or REI, and West Marine. Our retail partners value our products' high in-store profitability and credit us with driving increased customer traffic to their stores and websites. According to several of our retail partners, certain of our products have among the highest performing sales metrics in their stores. In addition, we continue to make significant investments in our e-commerce capabilities to address our rapidly expanding direct-to-consumer channel. We do not sell our products through mass merchandisers, club stores, or discounters, and we maintain a consistent minimum advertised price policy across all our sales channels.

Our Competitive Strengths

              We believe the following strengths differentiate us from our competitors and are important to our success:

              Powerful, Growing Brand with a Passionate Consumer Base.    The YETI brand stands for superior performance, uncompromising quality, and durability. We believe these attributes have made YETI the preferred choice of professionals, serious outdoor enthusiasts, and other consumers who appreciate our brand and product performance. We support and build our brand through significant investments in traditional, digital, and social media and a wide-range of grass-roots initiatives that foster interaction with our target consumers. Our consumers proudly wear YETI apparel, display YETI banners and decals, buy multiple YETI products, and proactively recommend us to their friends, family, and others through social media and by word-of-mouth. The emotional connection and brand advocacy of our consumers help fuel our growth and grant us permission to expand our product offering into other relevant outdoor categories.

              Superior Design Capabilities and Product Development.    Our culture of innovation and success in identifying consumer needs drive our robust product pipeline. We design and develop premium outdoor products that we believe set new standards for product quality, durability, and design. Our product development team utilizes advanced design software, 3D printing, and rapid prototyping, among other state-of-the-art technologies. To optimize product performance, we partner with highly qualified raw material suppliers and manufacturers that employ advanced production techniques and quality assurance processes. We actively develop and protect our intellectual property.

              Differentiated and Varied Sales Channels.    We sell our products through independent retailers, national accounts, and our direct-to-consumer platform. We carefully select retail partners whose image is consistent with our premium brand and pricing. We believe YETI has become one of the most important brands for our retail partners due to our rapid product sell-through, high profitability, and track record of driving increased store traffic. We believe our dedicated national sales force provides us with a distinct competitive advantage by directly engaging with our retail partners on product presentation, marketing, and retail merchandising. We generate the majority of our sales through a diverse national network of approximately 6,000 independent retailers who specialize in selling to participants in hunting, fishing, camping, barbecue, outdoor, and farm and ranch activities, among others. Additionally, these independent retailers provide valuable brand advocacy to our consumers, as they often have significant influence on in-store purchasing behavior. Our national accounts provide broad reach and increased consumer access to our products while maintaining brand consistency and pricing parity with our independent retailers. We also sell a steadily increasing percentage of our products directly to consumers through YETI.com and over the phone via our YETI Outfitters customer service group.

              Experienced Management Team.    Our senior management team is comprised of experienced executives from large global consumer product brands and publicly listed companies. They have proven track records of building brands, leading innovation, expanding distribution, and driving global operations. Our management team and employees reflect the values instilled by our Founders and promote our authentic and innovation-driven culture.

    Strong Financial Performance.

(dollars in millions)

              We have delivered outstanding sales growth, operating income margin, Pro Forma EBITDA, and return on invested capital. Our net sales increased from $90 million in 2013 to $469 million in 2015, representing a CAGR of 128%, driven primarily by continued demand for our existing products as well as new product introductions. Our operating income increased from $15 million in 2013 to $128 million in 2015, representing a CAGR of 190%. Operating income represented 27% of net sales in 2015. Our Pro Forma EBITDA increased from $23 million in 2013 to $157 million in 2015, representing a CAGR of 162%. Pro Forma EBITDA represented 34% of net sales in 2015. Our "asset-light" business model, which includes outsourced production, distribution, and logistics, has limited our capital expenditure requirements and contributed to a strong return on invested capital. See "Summary Consolidated Financial and Other Data" for the definition of Pro Forma EBITDA, a non-GAAP measure, and a reconciliation to net income.

Growth Strategies

              Key elements of our growth strategy include:

              Increase Supply to Meet Demand from Retail Partners and Consumers.    Our net sales tripled from 2014 to 2015 and demand from our retail partners and direct-to-consumer channel exceeded our ability to supply many of our products. In response, we have expanded and continue to diversify our global manufacturing capacity, which we expect will enable us to significantly increase our sales in 2016. We continuously work with our supply chain partners to increase manufacturing capacity to meet anticipated future demand while maintaining our exacting quality standards.

              Increase Sales at Existing Retail Partners.    We are focused on continuing to drive sales by enhancing our in-store presence and increasing our product offering at our existing retail partners. This includes creating customized YETI shop-in-shop concepts at select national accounts, supplying new and larger merchandising fixtures to our independent retailers, training store associates to deliver a premium YETI experience for customers, and providing attractive and informative point-of-purchase materials that showcase our products' features. We believe the broad support of our retail partners, facilitated by our dedicated national sales force and strong product profitability, will drive continued increases in the square footage allocated to YETI products.

              Expand Our Base of Retail Partners.    We believe there is an opportunity to continue to broaden our base of retail partners. We plan to strategically add new independent retailers to strengthen our existing footprint and further penetrate newer regions. We may also partner with select additional national accounts that are consistent with YETI's premium brand in order to extend our reach to new consumers.

              Introduce New and Innovative Products.    We have a history of developing innovative products, including new products in existing families, product line expansions, and accessories, as well as products that bring us into new categories. For example, in 2014, we successfully expanded our Coolers &

Equipment product line with the introduction of the Hopper™ soft cooler and also entered a new category with the Rambler™ drinkware line. We then expanded our drinkware category with the launch of the Rambler™ Colster® and Rambler™ Lowball in 2015. In 2016, we further extended our Rambler™ line with the introduction of our stainless steel vacuum-insulated bottles. We intend to continue to introduce new product expansions, such as additional sizes and colorways, and then offer accessories within our Tundra® hard cooler, Hopper™ soft cooler, and Rambler™ drinkware lines. We have also identified longer-term opportunities in new product categories where we believe we can redefine performance standards and offer superior quality and design to consumers. We believe that consumers who value our focus on uncompromising quality and design will continue to purchase YETI products as we enter these new categories.

              Increase YETI Marketing and Brand Investment.    We plan to reinforce and extend our premium position in the outdoor and recreation market through innovative marketing strategies that are designed to further enhance the value and visibility of our brand. From 2013 through 2015, we invested $42 million in marketing to support and grow the YETI brand, and we intend to continue investing to facilitate future growth. We further invest in our brand by engaging with our consumers through traditional TV and print advertising, YETI Ambassadors, digital and social media, original YETI films, through our email subscriber base, and participation in, and sponsorship of, a broad range of community events.

              Increase Sales Through YETI.com.    YETI.com is core to our consumer engagement strategy, providing an immersive brand experience through our original content as well as an effective e-commerce platform. To satisfy demand from our retail partners over the past few years, we have intentionally limited the amount of product available for sale on our website. In 2016 and beyond, we plan to offer our full product line through YETI.com, providing consumers with a platform to engage with our brand and purchase our products. We will also continue to use YETI.com to showcase new product introductions and deliver our unique and innovative content.

              Expand into International Markets.    We believe international markets represent a meaningful, long-term growth opportunity. Many of the market dynamics and consumer needs that we have successfully identified domestically are also present in several large international markets. Over time, we plan to capitalize on the strength of our brand with a focused international expansion strategy.

Our Market

              Our premium products are designed for use in a variety of outdoor activities, including recreational and professional pursuits. We target various categories, including hunting, fishing, camping, barbecue, and farm and ranch activities, among others. We have successfully increased our addressable market since our founding by broadening our product assortment, most recently with the launch of soft coolers and drinkware in 2014, which expanded our reach beyond the premium hard cooler category.

              The outdoor and recreation market in the United States is large, growing, and represents a diverse economic super sector with consumers of all genders, ages, ethnicities, and income levels. According to the Outdoor Industry Association's 2012 Outdoor Recreation Economy Report, which report is published every five years, outdoor recreation product sales in the United States totaled approximately $120 billion in 2011. In addition, we operate in the broader drinkware market.

Selected Risks Associated with Our Business

              Our business is subject to a number of risks and uncertainties, including those highlighted in the section titled "Risk Factors" immediately following this prospectus summary. Some of these principal risks are:

  •
  Our business depends on maintaining and strengthening our brand and generating and maintaining ongoing demand for our products, and a significant reduction in demand could harm our results of operations.

  •
  If we are unable to successfully develop new products, our business may be harmed.

  •
  We may not be able to sustain our sales growth rate or profitability.

  •
  Our growth depends in part on expanding into additional consumer markets, and we may not be successful in doing so.

  •
  The outdoor and recreation market is highly competitive, and if we fail to compete effectively, or fail to protect our brand, our business would be harmed.

  •
  We rely on independent manufacturers that are outside the United States, and problems with, or loss of, our suppliers or an inability to obtain raw materials could harm our business and results of operations.

  •
  Fluctuations in the cost and availability of raw materials, equipment, labor, and transportation could cause manufacturing delays or increase our costs.

  •
  Our business could be harmed if we are unable to accurately forecast demand for our products or our results of operations.

  •
  The vast majority of our sales are to our retail partners and we do not have long-term purchase commitments with these partners.

  •
  Our plans for international expansion may not be successful.

  •
  Our operations, including those of our manufacturing partners, are subject to natural disasters and information technology disruptions.

  •
  Our future success depends on the continuing efforts of our management and key employees, and on our ability to attract and retain highly skilled personnel and senior management.

Implications of Being an Emerging Growth Company

              As a company with less than $1.0 billion in revenue during our last completed fiscal year, we qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of certain reduced reporting requirements that are otherwise applicable generally to public companies. These reduced reporting requirements include:

  •
  an exemption from compliance with the auditor attestation requirement on the effectiveness of our internal control over financial reporting;

  •
  an exemption from compliance with any requirement that the Public Company Accounting Oversight Board, or PCAOB, may adopt regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements;

  •
  reduced disclosure about our executive compensation arrangements;

  •
  an exemption from the requirements to obtain a non-binding advisory vote on executive compensation or stockholder approval of any golden parachute arrangements;

  •
  extended transition periods for complying with new or revised accounting standards; and

  •
  the ability to present more limited financial data, including presenting only three years of selected financial data in this registration statement, of which this prospectus is a part.

              We will remain an emerging growth company until the earliest to occur of: (i) the end of the first fiscal year in which our annual gross revenue is $1.0 billion or more; (ii) the end of the fiscal year in which the market value of our common stock that is held by non-affiliates is at least $700 million as of the last business day of our most recently completed second fiscal quarter; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; and (iv) the end of the fiscal year during which the fifth anniversary of this offering occurs. We may choose to take advantage of some, but not all, of the available benefits under the JOBS Act.

              We are choosing to irrevocably "opt out" of the extended transition periods available under Section 107 of the JOBS Act for complying with new or revised accounting standards, but we currently intend to take advantage of the other exemptions discussed above. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you invest.

Our Sponsor

              Cortec Group Fund V, L.P. and its affiliates, or Cortec, has been our principal stockholder since its initial investment in 2012.

Corporate Information

              We were founded in 2006 by brothers Roy and Ryan Seiders in Austin, Texas. YETI Coolers, Inc., a Texas corporation, was incorporated in 2010. In connection with Cortec's investment in YETI in 2012: (i) YETI Coolers, Inc. was converted into YETI Coolers, LLC, a Delaware limited liability company formed in 2012; and (ii) YETI Coolers, LLC became a wholly owned subsidiary of YETI Holdings, Inc., a Delaware corporation incorporated in 2012. Our principal executive offices are located at 5301 Southwest Parkway, Suite 200, Austin, Texas 78735, and our telephone number is (512) 394-9384. Our website address is YETI.com. The information on, or that can be accessed through, our website is not incorporated by reference into this prospectus and should not be considered to be a part of this prospectus.

The Offering

Common stock offered by us	shares
Underwriters' option to purchase additional shares	shares
Common stock to be outstanding after this offering	shares, or shares if the underwriters exercise their option to purchase additional shares.
Use of proceeds

We estimate that we will receive net proceeds from the sale of shares of our common stock in this offering of approximately $             million (or approximately $             million if the underwriters' option to purchase additional shares in this offering is exercised in full), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, based upon an assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus. We currently intend to use the net proceeds from this offering for general corporate purposes. See "Use of Proceeds" on page 37 of this prospectus for a complete description of the intended use of proceeds from this offering.

Controlled company

Upon the closing of this offering, Cortec will own approximately             million shares, or            % of our outstanding common stock. As a result, we will be a "controlled company" within the meaning of the New York Stock Exchange, or NYSE, listing standards, and therefore will be exempt from certain NYSE corporate governance requirements.

Risk factors

Investing in shares of our common stock involves a high degree of risk. See "Risk Factors" beginning on page 13 of this prospectus for a discussion of factors you should carefully consider before investing in shares of our common stock.

Proposed exchange symbol	"YETI"

              The number of shares of our common stock that will be outstanding after this offering is based on 100,780 shares of our common stock outstanding as of December 31, 2015, and excludes:

  •
  6,912 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock outstanding as of December 31, 2015 under the YETI Holdings, Inc. 2012 Equity and Performance Incentive Plan, or our 2012 Plan, with a weighted-average exercise price of $2,471 per share; and

  •
                           shares of our common stock to be reserved for future issuance under the YETI Holdings, Inc. 2016 Equity and Incentive Compensation Plan, or our 2016 Plan.

              Except as otherwise indicated, all information in this prospectus assumes:

  •
  the amendment and restatement of our certificate of incorporation prior to the completion of this offering to effect a             -for-one forward split of our common stock, including an increase in the authorized shares of our capital stock, and all share, option and per share information in this prospectus will be adjusted to reflect the split on a retroactive basis;

  •
  no exercise or settlement of outstanding stock options;

  •
  the filing and effectiveness of our amended and restated certificate of incorporation and the effectiveness of our amended and restated bylaws, each of which will occur prior to the completion of this offering; and

  •
  no exercise by the underwriters of their option to purchase up to an additional                         shares of our common stock in this offering.

Summary Consolidated Financial and Other Data

              The following tables set forth a summary of our historical selected consolidated financial data for the periods and at the dates indicated. The consolidated financial data as of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The percentages below indicate the statement of operations data as a percentage of net sales. You should read this data together with our audited financial statements and related notes appearing elsewhere in this prospectus and the information under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations." Our historical results are not necessarily indicative of our future results.

	Year Ended December 31,
(dollars in thousands, except share data)	2015		2014		2013
Statement of Operations
Net sales	$468,946	100%	$147,729	100%	$89,923	100%
Cost of goods sold	250,245	53%	80,543	55%	45,541	51%

Gross profit	218,701	47%	67,186	45%	44,382	49%
Selling, general and administrative expenses	90,791	19%	41,519	28%	29,210	32%

Operating income	127,910	27%	25,667	17%	15,172	17%
Interest expense	(6,075)	1%	(3,522)	2%	(3,884)	4%
Other expense	(6,474)	1%	(221)	0%	(221)	0%

Income before income taxes	115,361	25%	21,924	15%	11,067	12%
Income tax expense	(41,139)	9%	(7,714)	5%	(3,806)	4%

Net income	$74,222	16%	$14,210	10%	$7,261	8%

Adjusted EBITDA(1)	$129,591	28%	$32,482	22%	$20,789	23%
Net income per share
Basic	$738.73		$142.34		$72.97
Diluted	$730.63		$141.27		$72.60
Weighted average common shares outstanding
Basic	100,472		99,833		99,501
Diluted	101,587		100,586		100,012

			As of December 31, 2015
	As of December 31,
				Pro Forma As Adjusted(2)(3)(4)
(dollars in thousands)	2015	2014	Pro Forma(2)
Balance Sheet and Other Data
Inventories	$88,310	$17,698
Property and equipment, net	14,834	9,081
Total assets	346,038	181,508
Long-term debt including current maturities	61,676	28,633
Total stockholders' equity	200,918	124,552
Additions to property and equipment	8,856	3,824

(1)
The following table reconciles net income to Adjusted EBITDA and Pro Forma EBITDA for the periods presented.

	For the Year Ended December 31,
(dollars in thousands)	2015	2014	2013
Net income	$74,222	$14,210	$7,261
Interest expense	6,075	3,522	3,884
Income tax expense	41,139	7,714	3,806
Depreciation and amortization expense	7,531	6,803	5,713
Non-cash stock-based compensation expense	624	233	125
Asset impairments	—	—	—

Adjusted EBITDA	$129,591	$32,482	$20,789

Expenses incurred due to the:
Transition to Cortec majority ownership	$7,224	$971	$971
Transition to the ongoing senior management team	285	—	—
Transition to ongoing systems, quality, and distribution structure	1,861	1,099	1,116
Transition to a public company	—	—	—
Inbound air freight premium for drinkware	18,446	2,523	—

Pro Forma EBITDA	$157,407	$37,075	$22,876

Net Sales	$468,946	$147,729	$89,923
Adjusted EBITDA as a % of net sales	28%	22%	23%
Pro Forma EBITDA as a % of net sales	34%	25%	25%

Adjusted EBITDA is defined as net income before interest expense, income tax expense, depreciation and amortization, non-cash stock-based compensation expense, and non-cash asset impairments.

Pro Forma EBITDA is defined as net income before interest expense, income tax expense, depreciation and amortization, non-cash stock-based compensation expense, non-cash asset impairments, and certain cash settled expenses directly attributable to specific transition events, which we believe are of a transitional nature. These transitional events include: (a) the transition to Cortec majority ownership; (b) the transition to our ongoing senior management team; (c) the transition to our current product warehousing/distribution, quality control, and information technology structures; (d) the transition to a public company; and (e) the estimated incremental inbound air freight expense compared to the estimated cost of shipment via ocean freight for inbound transportation of drinkware products. The expenses incurred related to these transitional events include: (i) management fees and contingent consideration related to the transition to Cortec majority ownership; (ii) severance, recruiting, and relocation costs related to the transition to our ongoing senior management team; (iii) the end of contract incentives to our previous third-party logistics provider, startup costs for our ongoing third-party logistics provider, excess product inspection and quality testing expenses in migrating to our current statistical Acceptable Quality Level inspection program, and consulting and training expenses related to our current information technology structure; (iv) recruiting fees for potential independent members of our Board of Directors in connection with our transition to a public company; and (v) the estimated portion of air freight expense for shipments of certain drinkware products in excess of the estimated cost of ocean freight. All of the aforementioned costs are reported in SG&A with the exception of the premium for inbound air freight expense, which is reported in cost of goods sold.

Adjusted EBITDA and Pro Forma EBITDA are not defined under generally accepted accounting principles, or GAAP, and may not be comparable to similarly titled measures reported by other companies. We use Adjusted EBITDA and Pro Forma EBITDA, along with GAAP measures, as measures of profitability as Adjusted EBITDA helps us compare our performance to other entities and Pro Forma EBITDA helps compare our performance trends over time. We believe EBITDA is useful to investors as it is a widely used measure of performance and the adjustments we make to EBITDA provide further clarity on our profitability. Adjusted EBITDA has limitations as a profitability measure in that it does not include the interest expense on our debts, our provisions for income taxes, the effect of our expenditures for capital assets and certain intangible assets, the effect of non-cash stock-based compensation expense, and the effect of asset impairments. Pro Forma EBITDA has the same limitations as Adjusted EBITDA and also does not include the impact of certain expenses related to transitional events that are settled in cash.

(2)
Reflects our total assets and total stockholders' equity as of December 31, 2015 on a pro forma basis to give effect to (1) our             -for-one forward split of our common stock effected immediately prior to the completion of this offering, including an increase in the authorized shares of our capital stock; and (2) the filing and effectiveness of our amended and restated certificate of incorporation in Delaware, in each case as if such event had occurred on December 31, 2015.

(3)
Reflects the sale by us of                         shares of common stock in this offering at an assumed initial public offering price of $                         per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us and the application of the net proceeds from this offering as described in "Use of Proceeds."

(4)
Each $1.00 increase (decrease) in the assumed initial public offering price of $                        per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of total assets and total stockholders' equity by approximately $                        , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1,000,000 shares in the number of shares offered by us would increase (decrease) each of total assets and total stockholders' equity by approximately $                        , assuming that the assumed initial price to the public remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

RISK FACTORS

              Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information contained in this prospectus, including the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus, before deciding whether to invest in shares of our common stock. If any of the following risks or other risks actually occur, our business, financial condition, results of operations, and future prospects could be materially harmed. In that event, the market price of our common stock could decline, and you could lose part or all of your investment.

Risks Related to Our Business and Industry

Our business depends on maintaining and strengthening our brand and generating and maintaining ongoing demand for our products, and a significant reduction in such demand could harm our results of operations.

              The YETI name and premium brand image are integral to the growth of our business, as well as to the implementation of our strategies for expanding our business. Our success depends on the value and reputation of our brand, which, in turn, depends on factors such as the quality, performance, functionality and durability of our products, the image of our e-commerce platform and retail partner floor spaces, our communication activities, including advertising and public relations, and our management of the consumer experience, including direct interfaces through customer service. Maintaining, promoting, and positioning our brand are important to expanding our consumer base, and will depend largely on the success of our marketing and merchandising efforts and our ability to provide consistent, high quality consumer experiences. We intend to make substantial investments in these areas in order to maintain and enhance our brand, and such investments may not be successful. Ineffective marketing, negative publicity, product diversion to unauthorized distribution channels, product defects, counterfeit products, unfair labor practices, and failure to protect the intellectual property rights in our brand are some of the potential threats to the strength of our brand, and those and other factors could rapidly and severely diminish consumer confidence in us. Furthermore, these factors could cause our consumers to lose the personal connection they feel with the YETI brand. We believe that maintaining and enhancing our brand image in our current markets and in new markets where we have limited brand recognition is important to expanding our consumer base. If we are unable to maintain or enhance our brand in current or new markets, our growth strategy and results of operations could be harmed.

If we are unable to successfully develop new products, our business may be harmed.

              To maintain and increase sales we must continue to introduce new products and improve or enhance our existing products. The success of our new and enhanced products depends on many factors, including anticipating consumer preferences, finding innovative solutions to consumer problems, differentiating our products from those of our competitors, and maintaining the strength of our brand.

              The development of our products is costly and we typically have several products in development at the same time. Problems in the design or quality of our products, or delays in product introduction, may harm our brand, business, financial condition, and results of operations.

We may not be able to sustain our sales growth rate or profitability, and we may not be able to effectively manage our growth.

              We have consistently generated annual sales growth and profitability. Our recent sales growth may not be indicative of our future performance. As we grow our business, our sales growth rate will likely slow due to a number of factors. For example, slower growing or reduced demand for our products, increased competition, a decrease in the growth rate of our overall market, failure to develop and successfully market new products, or the maturation of our business or market could harm our business. We expect to make significant investments in our research and development and sales and marketing organizations, expand our operations and infrastructure both domestically and internationally, develop new products, and enhance our existing products. In addition, in connection with operating as a public company, we will incur significant additional legal, accounting, and other expenses that we did not incur as a private company. If our sales do not increase at a sufficient rate to offset these increases in our operating expenses, our profitability may decline in future periods.

              We have expanded our operations rapidly since our inception. Our employee headcount and the scope and complexity of our business have increased substantially. We have only a limited history operating our business at its current scale. Our management team does not have substantial tenure working together. Consequently, if our operations continue to grow at a rapid pace, we may experience difficulties in managing this growth and building the appropriate processes and controls. Continued growth may increase the strain on our resources, and we could experience operating difficulties, including difficulties in sourcing, logistics, recruiting, maintaining internal controls, marketing, designing innovative products, and meeting consumer needs. If we do not adapt to meet these evolving challenges, the strength of our brand may erode, the quality of our products may suffer, we may not be able to deliver products on a timely basis to our customers, and our corporate culture may be harmed.

Our marketing strategy of associating our brand and products with activities rooted in passion for the outdoors may not be successful with existing and future consumers.

              We believe that we have been successful in marketing our products by associating our brand and products with activities rooted in passion for the outdoors. To sustain long-term growth, we must continue to successfully promote our products to consumers who identify with or aspire to these activities. If we fail to continue to successfully market and sell our products to our existing consumers or expand our consumer base due to a lack of personal identification with these activities, our sales could decline or we may be unable to grow our business.

If we fail to attract new consumers, or fail to do so in a cost-effective manner, we may not be able to increase sales.

              Our success depends, in part, on our ability to attract consumers in a cost-effective manner. In order to expand our consumer base, we must appeal to and attract consumers who identify with or aspire to a passion for outdoor activities. We have made significant investments in attracting new consumers, including through the use of YETI Ambassadors, traditional, digital, and social media, original YETI films, and participation in, and sponsorship of, community events. We expect to continue to make significant investments to promote our current and new products to an audience that appreciates outdoor activities. Such campaigns can be expensive and may not result in the cost-effective acquisition of consumers. Furthermore, as our brand becomes more widely known, future marketing campaigns may not attract new consumers at the same rate as past campaigns. If we are unable to attract new consumers, our business will be harmed.

Our growth depends, in part, on expanding into additional consumer markets, and we may not be successful in doing so.

              We believe that our future growth depends not only on continuing to reach our current core demographic, but also continuing to broaden our consumer base. The growth of our business will depend, in part, on our ability to continue to expand our retail partner and consumer bases in the Northeast, Midwest and Western regions of the United States, as well as into international markets, including through expansion of our dedicated sales force. In these markets, we may face challenges that are different from those we currently encounter, including competitive, merchandising, distribution, hiring, and other difficulties. We may also encounter difficulties in attracting consumers due to a lack of consumer familiarity with or acceptance of our brand or outdoor activities, or a resistance to paying for premium products, particularly in international markets. We continue to evaluate marketing efforts and other strategies to expand the consumer base for our products. In addition, although we are investing in sales and marketing activities to further penetrate newer regions, including expansion of our dedicated sales force, we cannot assure you that we will be successful. If we are not successful, our business and results of operations may be harmed.

Our net sales and profits depend on the level of consumer spending for our products, which is sensitive to general economic conditions and other factors.

              Our products are discretionary items for consumers. Therefore, the success of our business depends significantly on trends in the U.S. economy and consumer spending. There are a number of factors that influence consumer spending, including actual and perceived economic conditions, consumer confidence, disposable consumer income, consumer credit availability, unemployment, and tax rates, among others, in the markets where we sell our products. Consumers also have discretion as to where to spend their disposable income and may choose to purchase other items or services if we do not continue to provide authentic, compelling and high-quality products at appropriate price points. As global economic conditions continue to be volatile or economic uncertainty remains, trends in consumer discretionary spending also remain unpredictable and subject to declines. Any of these factors could harm discretionary consumer spending, resulting in a reduction in demand for our premium products, decreased prices, and harm to our business and results of operations.

The outdoor and recreation market is highly competitive, and if we fail to compete effectively, we could lose our market position.

              The outdoor and recreation market is highly competitive. Numerous other brands and retailers offer products that compete with our products. Our competitors may be able to develop and market higher quality products that compete with our products, sell their products for lower prices, adapt to changes in consumers' needs and preferences more quickly, devote greater resources to the design, sourcing, distribution, marketing and sale of their products or generate greater brand recognition than us. In addition, as we expand into new product categories we will face different, and, in some cases, more formidable competition. We believe many of our competitors and potential competitors have significant competitive advantages, including longer operating histories, ability to leverage their sales efforts and marketing expenditures across a broader portfolio of products, larger and broader retailer bases, more established relationships with a larger number of suppliers and manufacturing partners, greater brand recognition, larger or more effective brand ambassador and endorsement relationships, and greater financial strength, larger research and development teams, larger marketing budgets, and more distribution and other resources than we do. Some of our competitors may aggressively discount their products or offer other attractive sales terms in order to gain market share, which could result in pricing pressures, reduced profit margins, or lost market share. If we are not able to overcome these potential competitive challenges, effectively market our current and future products and otherwise compete effectively against our current or potential competitors, our prospects, results of operations, and financial condition could be harmed.

Competitors may attempt to imitate our products and technology. If we are unable to protect or preserve our brand image and proprietary rights, our business may be harmed.

              As our business continues to expand, our current and future competitors have imitated, and will likely continue to imitate, our product designs and branding, which could harm our business and results of operations. Only a portion of the intellectual property used in the manufacture and design of our products is patented, and we therefore rely significantly on trade secrets, trade and service marks, trade dress, and the strength of our brand. We regard our patents, trademarks, copyrights, trade secrets, trade dress, and similar proprietary rights as critical to our success. We also rely on trade secret protection and confidentiality agreements with our employees, consultants, suppliers, manufacturers, and others to protect our proprietary rights. Nevertheless, the steps we take to protect our proprietary rights may be inadequate and we may experience difficulty in effectively limiting the unauthorized use of our patents, trademarks, and other intellectual property and proprietary rights worldwide. Because a significant portion of our products are manufactured overseas in countries where counterfeiting is more prevalent, and we intend to increase our sales overseas over the long term, we may experience increased counterfeiting of our products. Unauthorized use of our patents, trademarks, copyrights, trade dress, trade secrets, or other intellectual property or proprietary rights may cause significant damage to our brand and harm our results of operations.

              While we actively develop and protect our intellectual property rights, there can be no assurance that we will be adequately protected in all countries in which we conduct our business or that we will prevail when defending our patent, trademark, and proprietary rights. Additionally, we could incur significant costs and management distraction in pursuing claims to enforce our intellectual property rights through litigation, and defending any alleged counterclaims. If we are unable to protect or preserve the value of our patents, trademarks, copyrights, or other intellectual property rights for any reason, or if we fail to maintain our brand image due to actual or perceived product or service quality issues, adverse publicity, governmental investigations or litigation, or other reasons, our brand and reputation could be damaged and our business may be harmed.

Our business could be harmed if we are unable to accurately forecast demand for our products or our results of operations.

              To ensure adequate inventory supply, we forecast inventory needs and often place orders with our manufacturers before firm orders are placed by our retail partners. If we fail to accurately forecast retailer demand, we may experience excess inventory levels or a shortage of product to deliver to our retail partners and through our direct-to-consumer channel.

              If we underestimate the demand for our products, our manufacturers may not be able to produce products to meet our retailer requirements, and this could result in delays in the shipment of our products and our failure to satisfy demand, as well as damage to our reputation and retailer relationships. If we overestimate the demand for our products, we could face inventory levels in excess of demand, which could result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices, which would harm our gross margins. In addition, failures to accurately predict the level of demand for our products could cause a decline in revenue and harm our results of operations and financial condition.

              In addition, we may not be able to accurately forecast our results of operations and growth rate. Forecasts may be particularly challenging as we expand into new markets and geographies and develop and market new products. Our historical sales growth, expense levels, and profitability may not be an appropriate basis for forecasting future results.

              Failure to accurately forecast our results of operations and growth rate could cause us to make poor operating decisions and we may not be able to adjust in a timely manner. Consequently, actual results could be materially lower than anticipated. Even if the markets in which we compete expand, we cannot assure you that our business will grow at similar rates, if at all.

We rely on independent manufacturers and problems with, or loss of, our suppliers or an inability to obtain raw materials could harm our business and results of operations.

              Our products are produced by independent manufacturers. We face the risk that these independent manufacturers may not produce and deliver our products on a timely basis, or at all. We have experienced, and will likely continue to experience, operational difficulties with our manufacturers. These difficulties include reductions in the availability of production capacity, errors in complying with product specifications and regulatory and customer requirements, insufficient quality control, failures to meet production deadlines, failure to achieve our product quality standards, increases in costs of materials, and manufacturing or other business interruptions. The ability of our manufacturers to effectively satisfy our production requirements could also be impacted by manufacturer financial difficulty or damage to their operations caused by fire, terrorist attack, natural disaster, or other events. The failure of any manufacturer to perform to our expectations could result in supply shortages or delays for certain products and harm our business. If we experience significantly increased demand, or if we need to replace an existing manufacturer due to lack of performance, we may be unable to supplement or replace our manufacturing capacity on a timely basis or on terms that are acceptable to us, which may increase our costs, reduce our margins, and harm our ability to deliver our products on time. For certain of our products, it may take a significant amount of time to identify and qualify a manufacturer that has the capability and resources to produce our products to our specifications in sufficient volume and satisfy our service and quality control standards. For our hard coolers, our two largest manufacturers comprised approximately 75% of our production volume during 2015. For each of our soft coolers and drinkware products, our largest manufacturer comprised over 90% of our production volume during 2015.

              The capacity of our manufacturers to manufacture our products is also dependent upon the availability of raw materials. Our manufacturers may not be able to obtain sufficient supply of raw materials, which could result in delays in deliveries of our products by our manufacturers or increased costs. Any shortage of raw materials or inability of a manufacturer to manufacture or ship our products in a timely manner, or at all, could impair our ability to ship orders of our products in a cost-efficient, timely manner and could cause us to miss the delivery requirements of our customers. As a result, we could experience cancellations of orders, refusals to accept deliveries, or reductions in our prices and margins, any of which could harm our financial performance, reputation, and results of operations.

Our business could be harmed if we fail to execute our internal plans to transition our supply chain and certain other business processes to global scope.

              We are in the process of re-engineering certain of our supply chain management processes, as well as certain other business processes, to support our expanding scale. We are implementing software from a leading global provider of enterprise resource planning solutions, in addition to certain peripheral technologies, as our core operational and financial system, together, ERP. The ongoing implementation of the ERP is a key part of our continuing efforts to manage our business more effectively. This system will integrate our operations, including supply-chain management, sales order entry, inventory management, and financial reporting, among others. This project will require significant investment of capital and human resources, the re-engineering of many business processes, and the attention of many managers and other employees, who would otherwise be focused on other aspects of our business. Difficulties or delays in implementing this new ERP could impact our ability to design, produce and ship our products on a timely basis, and thereby harm our business, financial condition, and results of operations. Implementing and maintaining the ERP is also expensive, which will impact our results of operations and cash resources. If we fail to implement the system successfully or in the contemplated timeframe, or if the system does not perform in a satisfactory manner once implementation is complete, our business, including our ability to report financial results accurately and timely, could be harmed.

We rely on purchase orders rather than long-term supply agreements and our manufacturing relationships are not exclusive.

              We generally rely on purchase orders rather than long-term contracts with our manufacturers. As a result, we cannot predict with certainty our ability to obtain finished products in adequate quantities and at acceptable prices. If we are unable to obtain finished products in adequate quantities, we may incur delays in shipment or be unable to meet demand for our products, which could harm our sales and damage our reputation and our relationships with our retail partners and consumers.

              Our arrangements with our manufacturers and suppliers are generally not exclusive. As a result, our manufacturers could produce similar products for our competitors, some of which could potentially purchase products in significantly greater volume. Our competitors could enter into restrictive or exclusive arrangements with our manufacturers and suppliers that could impair or eliminate our access to our manufacturing capacity and our ability to obtain our products from our manufacturers. Furthermore, our manufacturers or suppliers could be acquired by our competitors, and may become our direct competitors, thus limiting or eliminating our access to this manufacturing capacity.

Fluctuations in the cost and availability of raw materials, equipment, labor, and transportation could cause manufacturing delays or increase our costs.

              The price and availability of key components used to manufacture our products, including polyethylene, polyurethane, stainless steel, zippers, polyester, manufacturing equipment, and molds, may fluctuate significantly. In addition, the cost of labor at our independent manufacturers could increase significantly. For example, manufacturers in China have experienced increased costs in recent years due to shortages of labor and fluctuations of the Chinese Yuan in relation to the U.S. dollar. Additionally, the cost of logistics and transportation fluctuates in large part due to the price of oil. Any fluctuations in the cost and availability of any of our raw materials or other sourcing costs could harm our gross margins and our ability to meet consumer demands. If we are unable to successfully mitigate a significant portion of these product cost increases or fluctuations, our results of operations could be harmed.

Many of our products are manufactured by third parties outside of the United States, and our business may therefore be harmed by legal, regulatory, economic, and political risks associated with international trade and those markets.

              Many of our core products are manufactured in China and the Philippines. Our reliance on suppliers and manufacturers in foreign markets creates risks inherent in doing business in foreign jurisdictions, including: (a) the burdens of complying with a variety of foreign laws and regulations, including trade and labor restrictions and laws relating to the importation and taxation of goods; (b) weaker protection for intellectual property and other legal rights than in the United States and practical difficulties in enforcing intellectual property and other rights outside of the United States; (c) compliance with U.S. and foreign laws relating to foreign operations, including the U.S. Foreign Corrupt Practices Act, or FCPA, regulations of the U.S. Office of Foreign Assets Controls, or OFAC, and U.S. anti-money laundering regulations, which prohibit U.S. companies from making improper payments to foreign officials for the purpose of obtaining or retaining business, operating in certain countries, as well as engaging in other corrupt and illegal practices; (d) economic and political instability and acts of terrorism in the countries where our suppliers are located; and (e) transportation interruptions or increases in transportation costs. We cannot assure you that our directors, officers, employees, representatives, manufacturers or suppliers have not engaged and will not engage in conduct for which we may be held responsible, nor can we assure you that our manufacturers, suppliers or other business partners have not engaged and will not engage in conduct that could materially affect their ability to perform their contractual obligations to us or even result in our being held liable for such conduct. Violations of the FCPA, OFAC restrictions, or other export control, anti-corruption, anti-money laundering, and anti-terrorism laws or regulations may result in severe criminal or civil sanctions, and we may be subject to other related liabilities, which could harm our business, financial condition, cash flows, and results of operations.

If we fail to timely and effectively obtain shipments of products from our manufacturers and deliver products to our retail partners and consumers, our business, and results of operations could be harmed.

              Our business depends on our ability to source and distribute products in a timely manner. However, we cannot control all of the factors that might affect the timely and effective procurement of our products from our independent manufacturers and the delivery of our products to our retail partners and consumers.

              Our independent manufacturers ship most of our products to our distribution center in Dallas, Texas. Our reliance on a single distribution center makes us more vulnerable to natural disasters, weather-related disruptions, accidents, system failures, or other unforeseen events that could delay or impair our ability to fulfill retailer orders and/or ship merchandise purchased on our website, which could harm our sales. We import our products, and we are also vulnerable to risks associated with products manufactured abroad, including, among other things: (a) risks of damage, destruction or confiscation of products while in transit to our distribution center; and (b) transportation and other delays in shipments, including as a result of heightened security screening, port congestion, and inspection processes or other port-of-entry limitations or restrictions in the United States. In order to meet demand for a product, we have chosen in the past, and may choose in the future, to arrange for additional quantities of the product, if available, to be delivered through air freight, which is significantly more expensive than standard shipping by sea and, consequently, could harm our gross margins. Failure to procure our products from our independent manufacturers and deliver merchandise to our retail partners and direct-to-consumer channels in a timely, effective, and economically viable manner could reduce our revenues and gross margins, damage our brand and harm our business.

              We also rely on the timely and free flow of goods through open and operational ports and on a consistent basis from our suppliers and manufacturers. Labor disputes or disruptions at ports, our common carriers, or our suppliers or manufacturers could create significant risks for our business, particularly if these disputes result in work slowdowns, lockouts, strikes or other disruptions during periods of significant importing or manufacturing, potentially resulting in delayed or cancelled orders by customers, unanticipated inventory accumulation or shortages and harm to our business, results of operations, and financial condition.

              In addition, we rely upon independent land-based and air freight carriers for product shipments from our distribution center to our retail partners and consumers who purchase through our direct-to-consumer channel. We may not be able to obtain sufficient freight capacity on a timely basis or at favorable shipping rates and, therefore, may not be able to receive products from suppliers or deliver products to retail partners or consumers in a timely and cost-effective manner.

              Accordingly, we are subject to the risks, including labor disputes, union organizing activity, inclement weather, and increased transportation costs, associated with our independent manufacturers' and carriers' ability to provide products and services to meet our requirements. In addition, if the cost of fuel rises, the cost to deliver products may rise, which could harm our profitability.

The majority of our sales are to independent retail partners.

              The majority of our sales are made to independent retail partners who may decide to emphasize products from our competitors, to redeploy their retail floor space to other product categories, or to take other actions that reduce their purchases of our products. We do not receive long-term purchase commitments from our retail partners, and orders received from our retail partners are cancellable. Factors that could affect our ability to maintain or expand our sales to these independent retail partners include: (a) failure to accurately identify the needs of our consumers; (b) a lack of consumer acceptance of new products or product expansions; (c) unwillingness of our retail partners and consumers to attribute premium value to our new or existing products or product expansions relative to the commonly available products they were intended to replace; (d) failure to obtain shelf space from our retail partners; and (e) new, well-received product introductions by competitors.

              We cannot assure you that our independent retail partners will carry any new products that we develop. If these risks occur, they could harm our brand as well as our results of operations and financial condition.

We depend on our retail partners to display and present our products to consumers, and our failure to maintain and further develop our relationships with our retail partners could harm our business.

              We sell a significant amount of our products through knowledgeable local, regional, and national retail partners. Our retail partners service consumers by stocking and displaying our products, explaining our product attributes, and sharing our brand story. Our relationships with these retail partners are important to the authenticity of our brand and the marketing programs we continue to deploy. Our failure to maintain these relationships with our retail partners or financial difficulties experienced by these retail partners could harm our business.

              We also have key retail relationships with national retail partners. For the year ending December 31, 2015, our largest customer accounted for 15% of our total sales. If we lose any of our key retail partners, or any key retail partner reduces its purchases of our existing or new products or its number of stores or operations or promotes products of our competitors over ours, our sales would be harmed. Because we are a premium brand, our sales depend, in part, on retail partners effectively displaying our products, including providing attractive space and point of purchase displays in their stores, and training their sales personnel to sell our products. If our retail partners reduce or terminate those activities, we may experience reduced sales of our products, resulting in lower revenue and gross margins, which would harm our results of operations.

If our plans to increase sales through our direct-to-consumer channel are not successful, our business and results of operations could be harmed.

              Part of our growth strategy involves increasing sales through our direct-to-consumer channel, which consists primarily of our website. The level of consumer traffic and volume of consumer purchases through our website are substantially dependent on our ability to provide a content-rich and user-friendly website, a hassle-free consumer experience, sufficient product availability and reliable, timely delivery of our products. If we are unable to maintain and increase consumers' use of our website, allocate sufficient product to our website, and increase any sales through our website, our business, and results of operations could be harmed.

Insolvency, credit problems or other financial difficulties that could confront our retail partners could expose us to financial risk.

              We sell to the large majority of our retail partners on open account terms, and do not require collateral or a security interest in the inventory we sell them. Consequently, our accounts receivable with our retail partners are unsecured. Insolvency, credit problems, or other financial difficulties confronting our retail partners could expose us to financial risk. Financial difficulties of our retail partners could cause them to reduce their sales staff, use of attractive displays, number or size of stores, and the amount of floor space dedicated to our products. These actions could expose us to risks if they are unable to pay for the products they purchase from us. Any reduction in sales by, or loss of, our current retail partners or consumer demand could harm our revenue, results of operations, and financial condition.

If our independent suppliers and manufacturing partners do not use ethical business practices or comply with applicable laws and regulations, our reputation, business, and results of operations may be harmed.

              Our reputation and our consumers' willingness to purchase our products depend in part on our suppliers', manufacturers', and retail partners' compliance with ethical employment practices, such as with respect to child labor, wages and benefits, forced labor, discrimination, safe and healthy working conditions, and with all legal and regulatory requirements relating to the conduct of their businesses. We do not exercise control over our independent suppliers, manufacturers, and retail partners and cannot guarantee their compliance with ethical and lawful business practices. If our suppliers, manufacturers, or retail partners fail to comply with applicable laws, regulations, safety codes, employment practices, human rights standards, quality standards, environmental standards, production practices, or other obligations, norms or ethical standards, our reputation and brand image could be harmed and we could be exposed to litigation and additional costs that would harm our business, reputation, and results of operations.

We are subject to payment-related risks.

              For our direct-to-consumer sales, as well as for sales to certain retail partners, we accept a variety of payment methods, including credit cards, debit cards, electronic funds transfers, and gift cards. Accordingly, we are, and will continue to be, subject to significant and evolving regulations and compliance requirements, including obligations to implement enhanced authentication processes that could result in increased costs and liability, and reduce the ease of use of certain payment methods. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time. We rely on independent service providers for payment processing, including credit and debit cards. If these independent service providers become unwilling or unable to provide these services to us or if the cost of using these providers increases, our business could be harmed. We are also subject to payment card association operating rules and agreements, including data security rules and agreements, certification requirements and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, or if our data security systems are breached or compromised, we may be liable for losses incurred by card issuing banks or consumers, subject to fines and higher transaction fees, lose our ability to accept credit or debit card payments from our consumers, or process electronic fund transfers or facilitate other types of payments. Any failure to comply could significantly harm our brand, reputation, business, and results of operations.

Our future success depends on the continuing efforts of our management and key employees, and on our ability to attract and retain highly skilled personnel and senior management.

              We depend on the talents and continued efforts of our senior management and key employees. The loss of members of our management or key employees may disrupt our business and harm our results of operations. Furthermore, our ability to manage further expansion will require us to continue to attract, motivate, and retain additional qualified personnel. Competition for this type of personnel is intense, and we may not be successful in attracting, integrating, and retaining the personnel required to grow and operate our business effectively. There can be no assurance that our current management team, or any new members of our management team, will be able to successfully execute our business and operating strategies.

Our plans for international expansion may not be successful.

              Expansion into markets outside the United States is one of our key long-term strategies for the future growth of our business. There are, however, significant costs and risks inherent in selling our products in international markets, including: (a) failure to effectively translate and establish our core brand identity, particularly in markets with a less established heritage of outdoor activities; (b) time and difficulty in building a widespread network of retail partners; (c) increased shipping and distribution costs, which could increase our expenses and reduce our margins; (d) potentially lower margins in some regions; (e) longer collection cycles in some regions; (f) increased competition from local providers of similar products; (g) compliance with foreign laws and regulations, including taxes and duties, and enhanced privacy laws, rules and regulations, particularly in the European Union; (h) establishing and maintaining effective internal controls at foreign locations and the associated increased costs; (i) increased counterfeiting and the uncertainty of protection for intellectual property rights in some countries and practical difficulties of enforcing rights abroad; (j) compliance with anti-bribery, anti-corruption, and anti-money laundering laws, such as the FCPA and OFAC regulations, by us, our employees, and our business partners; (k) currency exchange rate fluctuations and related effects on our results of operations;

(l) economic weakness, including inflation, or political instability in foreign economies and markets; (m) compliance with tax, employment, immigration, and labor laws for employees living or traveling abroad; (n) workforce uncertainty in countries where labor unrest is more common than in the United States; (o) business interruptions resulting from geopolitical actions, including war and terrorism, or natural disasters, including earthquakes, typhoons, floods and fires; and (p) other costs and risks of doing business internationally.

              These and other factors could harm our international operations and, consequently, harm our business, results of operations, and financial condition. Further, we may incur significant operating expenses as a result of our planned international expansion, and it may not be successful. We have limited experience with regulatory environments and market practices internationally, and we may not be able to penetrate or successfully operate in new markets. We may also encounter difficulty expanding into international markets because of limited brand recognition, leading to delayed or limited acceptance of our products by users in these markets. Accordingly, if we are unable to expand internationally or manage the complexity of our global operations successfully, we may not achieve the expected benefits of this expansion and our financial condition and results of operations could be harmed.

Our current and future products may experience quality problems from time to time that can result in negative publicity, litigation, product recalls, and warranty claims, which could result in decreased revenue and operating margin, and harm to our brand.

              Although we extensively and rigorously test new and enhanced products, there can be no assurance we will be able to detect, prevent, or fix all defects. Defects in materials or components can unexpectedly interfere with the products' intended use and damage our reputation. Failure to detect, prevent, or fix defects could result in a variety of consequences, including a greater number of product returns than expected from consumers and our retail partners, litigation, product recalls, and credit claims, among others, which could harm our revenue and results of operations. The occurrence of real or perceived quality problems or material defects in our current and future products could expose us to product recalls, warranty or other claims. In addition, any negative publicity or lawsuits filed against us related to the perceived quality and safety of our products could also affect our brand and decrease demand for our products.

Our business is subject to the risk of earthquakes, fire, power outages, floods, and other catastrophic events, and to interruption by manmade problems such as terrorism or failure of key information technology systems.

              Our business is vulnerable to damage or interruption from earthquakes, fires, floods, power losses, telecommunications failures, terrorist attacks, acts of war, human errors, criminal acts, and similar events. For example, a significant natural disaster, such as an earthquake, fire, or flood, could harm our business, results of operations, and financial condition, and our insurance coverage may be insufficient to compensate us for losses that may occur. Our corporate offices and one of our data center facilities are located in Texas, a state that frequently experiences floods and storms. In addition, the facilities of our suppliers and where our manufacturers produce our products are located in parts of Asia that frequently experience typhoons and earthquakes. Acts of terrorism, which may be targeted at metropolitan areas that have higher population density than rural areas, could also cause disruptions in our or our suppliers', manufacturers', and logistics providers' businesses or the economy as a whole. Our servers may also be vulnerable to computer viruses, criminal acts, denial-of-service attacks, and similar disruptions from unauthorized tampering with our computer systems, which could lead to interruptions, delays, or loss of critical data. We may not have sufficient protection or recovery plans in some circumstances, such as natural disasters affecting Texas or other locations where we have operations or store significant inventory. As we rely heavily on our computer and communications systems and the Internet to conduct our business and provide high-quality consumer service, these disruptions could harm our ability to run our business and either directly or indirectly disrupt our suppliers' or manufacturers' businesses, which could harm our business, results of operations, and financial condition.

We collect, store, process, and use personal and payment information and other consumer data, which subjects us to regulation and other legal obligations related to privacy, information security, and data protection.

              We collect, store, process, and use personal and payment information and other consumer data, and we rely on third parties that are not directly under our control to manage certain of these operations. Our consumers' personal information may include names, addresses, phone numbers, email addresses, and payment account information, as well as other information. Due to the volume and sensitivity of the personal information and data we manage, the security features of our information systems are critical. If our security measures, some of which are managed by third parties, are breached or fail, unauthorized persons may be able to access sensitive user data. If we or our independent service providers or business partners experience a breach of systems compromising our consumers' sensitive data, our brand could be harmed, sales of our products could decrease, and we could be exposed to losses, litigation or regulatory proceedings. Depending on the nature of the information compromised, we may also have obligations to notify users, law enforcement or payment companies about the incident and may need to provide some form of remedy, such as refunds, for the individuals affected by the incident. Moreover, as we expand internationally, we will be subject to additional privacy rules, many of which, including in the European Union, are significantly more stringent than those in the United States. Privacy laws, rules, and regulations are constantly evolving in the United States and abroad, and may be inconsistent from one jurisdiction to another. Complying with these evolving obligations is costly, and any failure to comply could give rise to unwanted media attention and other negative publicity, damage our customer and consumer relationships and reputation, and result in lost sales, fines or lawsuits, and may harm our business and results of operations.

Any material disruption or breach of our information technology systems or those of third-party partners could materially damage our consumer and business partner relationships, and subject us to significant reputational, financial, legal, and operational consequences.

              We depend on our information technology systems, as well as those of third parties, to develop new products, operate our website, host and manage our services, store data, process transactions, respond to user inquiries and manage inventory and our supply chain as well as to conduct and manage other activities. Any material disruption or slowdown of our systems or those of third parties that we depend upon, including a disruption or slowdown caused by our failure to successfully manage significant increases in user volume or successfully upgrade our or their systems, system failures, viruses, security breaches, or other causes, could cause information, including data related to orders, to be lost or delayed, which could result in delays in the delivery of products to retailers and consumers or lost sales, which could reduce demand for our products, harm our brand and reputation, and cause our revenue to decline. If changes in technology cause our information systems, or those of third parties that we depend upon, to become obsolete, or if our or their information systems are inadequate to handle our growth, we could damage our consumer and business partner relationships and our business and results of operations could be harmed.

We depend on cash generated from our operations to support our growth.

              We primarily rely on cash flow generated from our sales to fund our current operations and our growth initiatives. As we expand our business, we will need significant cash from operations to purchase inventory, increase our product development, expand our manufacturer and supplier relationships, pay personnel, pay for the increased costs associated with operating as a public company, expand internationally, and to further invest in our sales and marketing efforts. If our business does not generate sufficient cash flow from operations to fund these activities and sufficient funds are not otherwise available from our existing revolving credit facility or future credit facilities, we may need additional equity or debt financing. If such financing is not available to us on satisfactory terms, our ability to operate and expand our business or to respond to competitive pressures would be harmed. Moreover, if we raise additional capital by issuing equity securities or securities convertible into equity securities, your ownership may be diluted. Any indebtedness we incur may subject us to covenants that restrict our operations and will require interest and principal payments that would create additional cash demands and financial risk for us.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

              In connection with this offering, we will become subject to the periodic reporting requirements of the Securities Exchange Act of 1934, or Exchange Act. We are designing our disclosure controls and procedures to provide reasonable assurance that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures, no matter how well-conceived and operated, can provide reasonable, but not absolute, assurance that the objectives of the control system are met.

              These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by individuals or groups of persons or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

In connection with our preparation of our financial statements, we identified material weaknesses in our internal control over financial reporting. Any failure to maintain effective internal control over financial reporting could harm us.

              Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. generally accepted accounting principles. During the preparation of our financial statements for the year ended December 31, 2015, we identified material weaknesses in our internal control over financial reporting. The material weaknesses related to lack of appropriate procedures in completing and reviewing account reconciliations; failure to document and communicate agreements and transactions in a timely manner for appropriate accounting; and failure to properly detect and analyze issues in the accounting system related to inventory valuation. Under standards established by the PCAOB, a deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or personnel, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. The PCAOB defines a material weakness as a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented, or detected and corrected, on a timely basis. The PCAOB defines a significant deficiency as a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of a registrant's financial reporting.

              We are implementing measures designed to improve our internal control over financial reporting to address the underlying causes of these material weaknesses, including implementing improved procedures regarding account reconciliations; documenting and implementing revised delegation of authority and transaction approval policies; implementing IT systems enhancements to improve the accuracy of inventory valuation; and hiring additional finance and accounting professionals with GAAP and Securities and Exchange Commission reporting experience. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for more information.

              In accordance with the provisions of the JOBS Act, we and our independent registered public accounting firm were not required to, and did not, perform an evaluation of our internal control over financial reporting as of December 31, 2015 in accordance with the provisions of the Sarbanes-Oxley Act. Accordingly, we cannot assure you that we have identified all, or that we will not in the future have additional, material weaknesses. Material weaknesses may still exist when we report on the effectiveness of our internal control over financial reporting as required by reporting requirements under Section 404 of the Sarbanes-Oxley Act after the completion of this offering.

              Additional material weaknesses or significant deficiencies may be identified in the future. If we identify such issues or if we are unable to produce accurate and timely financial statements, our stock price may decline and we may be unable to maintain compliance with the NYSE listing standards.

Our results of operations are subject to seasonal and quarterly variations, which could cause the price of our common stock to decline.

              We believe that sales of each of our product lines are somewhat seasonal. To date, it has been difficult to accurately analyze this seasonality due to our recent rapid sales growth. In addition, due to our more recent and therefore more limited experience with soft coolers and drinkware, we are continuing to analyze the seasonality of these products. However, we expect our sales to be lowest in the first calendar quarter. We expect that this seasonality will continue to be a factor in our results of operations and sales.

              Our quarterly results of operations may also fluctuate significantly as a result of a variety of other factors, including, among other things, the timing of the introduction of and advertising for our new products and those of our competitors and changes in our product mix. Variations in weather conditions may also harm our quarterly results of operations. In addition, we may not be able to adjust our spending in a timely manner to compensate for any unexpected shortfall in our sales. As a result of these seasonal and quarterly fluctuations, we believe that comparisons of our results of operations between different quarters within a single fiscal year, or the same quarters of different fiscal years, are not necessarily meaningful and that these comparisons cannot be relied upon as indicators of our future performance. In the event that any seasonal or quarterly fluctuations in our net sales and results of operations result in our failure to meet our forecasts or the forecasts of the research analysts that cover us, the market price of our common stock could fluctuate or decline.

If our goodwill, other intangible assets, or fixed assets become impaired, we may be required to record a charge to our earnings.

              We may be required to record future impairments of goodwill, other intangible assets, or fixed assets to the extent the fair value of these assets falls below their book value. Our estimates of fair value are based on assumptions regarding future cash flows, gross margins, expenses, discount rates applied to these cash flows and current market estimates of value. Estimates used for future sales growth rates, gross profit performance, and other assumptions used to estimate fair value could cause us to record material non-cash impairment charges, which could harm our results of operations and financial condition.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect or change significantly, our results of operations could be harmed.

              The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section of this prospectus titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus. These estimates form the basis for making judgments about the carrying values of assets, liabilities and equity and the amount of revenue and expenses that are not readily apparent from other sources. Our results of operations may be harmed if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, and could result in a decline in our stock price.

We may become involved in legal or regulatory proceedings and audits.

              Our business requires compliance with many laws and regulations, including labor and employment, sales and other taxes, customs, and consumer protection laws and ordinances that regulate retailers generally and/or govern the importation, promotion and sale of merchandise, and the operation of stores and warehouse facilities. Failure to comply with these laws and regulations could subject us to lawsuits and other proceedings, and could also lead to damage awards, fines, and penalties. We may become involved in a number of legal proceedings and audits, including government and agency investigations, and consumer, employment, tort, and other litigation. The outcome of some of these legal proceedings, audits, and other contingencies could require us to take, or refrain from taking, actions that could harm our operations or require us to pay substantial amounts of money, harming our financial condition, and results of operations. Additionally, defending against these lawsuits and proceedings may be necessary, which could result in substantial costs and diversion of management's attention and resources, harming our business, financial condition, and results of operations. There can be no assurance that any pending or future legal or regulatory proceedings and audits will not harm our business, financial condition, and results of operations.

We may be subject to liability if we infringe upon the intellectual property rights of third parties.

              Third parties may sue us for alleged infringement of their proprietary rights. The party claiming infringement might have greater resources than we do to pursue its claims, and we could be forced to incur substantial costs and devote significant management resources to defend against such litigation, even if we ultimately prevail. If the party claiming infringement were to prevail, we could be forced to modify or discontinue our products, pay significant damages or enter into expensive royalty or licensing arrangements with the prevailing party. In addition, any payments we are required to make and any injunction we are required to comply with as a result of such infringement could harm our reputation and financial results.

We may acquire or invest in other companies, which could divert our management's attention, result in dilution to our stockholders and otherwise disrupt our operations and harm our results of operations.

              In the future, we may acquire or invest in businesses, products or technologies that we believe could complement or expand our business, enhance our capabilities or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various costs and expenses in identifying, investigating, and pursuing suitable acquisitions, whether or not they are consummated.

              In any future acquisitions, we may not be able to successfully integrate acquired personnel, operations, and technologies, or effectively manage the combined business following the acquisition. We also may not achieve the anticipated benefits from future acquisitions due to a number of factors, including: (a) an inability to integrate or benefit from acquisitions in a profitable manner; (b) unanticipated costs or liabilities associated with the acquisition; (c) the incurrence of acquisition-related costs; (d) the diversion of management's attention from other business concerns; (e) the loss of our or the acquired business' key employees; or (f) the issuance of dilutive equity securities, the incurrence of debt or the use of cash to fund such acquisitions.

              In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill and other intangible assets, which must be assessed for impairment at least annually.

In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our results of operations based on this impairment assessment process, which could harm our results of operations.

We may be the target of strategic transactions.

              We may receive inquiries relating to potential strategic transactions, including from third parties who may seek to acquire us. We will consider and discuss such transactions as we deem appropriate. The consideration of such transactions, even if not consummated, could divert management's attention from other business matters, result in adverse publicity or information leaks, and could increase our expenses.

We are subject to many hazards and operational risks that can disrupt our business, some of which may not be insured or fully covered by insurance.

              Our operations are subject to many hazards and operational risks inherent to our business, including: (a) general business risks; (b) product liability; (c) product recall; and (d) damage to third parties, our infrastructure or properties caused by fires, floods and other natural disasters, power losses, telecommunications failures, terrorist attacks, human errors, and similar events.

              Our insurance coverage may be inadequate to cover our liabilities related to such hazards or operational risks. In addition, we may not be able to maintain adequate insurance in the future at rates we consider reasonable and commercially justifiable, and insurance may not continue to be available on terms as favorable as our current arrangements. The occurrence of a significant uninsured claim, or a claim in excess of the insurance coverage limits maintained by us could harm our business, results of operations, and financial condition.

Risks Related to Ownership of Our Common Stock and This Offering

There has been no prior market for our common stock and an active market may not develop or be sustained. Investors may not be able to resell their shares at or above the initial public offering price.

              There has been no public market for our common stock prior to this offering. The initial public offering price for our common stock will be determined through negotiations between the underwriters and us and may vary substantially from the market price of our common stock following this offering. An active or liquid market in our common stock may not develop upon completion of this offering or, if it does develop, may not be sustained. If you purchase shares of our common stock in this offering, you may not be able to resell those shares at or above the initial public offering price.

Our directors, executive officers, and significant stockholders will continue to have substantial control over us after this offering and could delay or prevent a change in corporate control.

              Upon completion of this offering, Cortec will continue to be our largest stockholder, controlling more than 50% of the total voting power of our common stock. In addition, after this offering, our directors, executive officers, and other holders of more than 5% of our common stock, together with their affiliates, will beneficially own, in the aggregate,            % of our outstanding common stock, on a fully diluted basis. As a result, these stockholders, acting together, have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, these stockholders, acting together, have the ability to control the management and affairs of our company. Accordingly, this concentration of ownership might decrease the market price of our common stock by:

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  delaying, deferring, or preventing a change in control of the company;

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  impeding a merger, consolidation, takeover, or other business combination involving us; or

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  discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the company.

We will be a controlled company within the meaning of the NYSE listing standards, and, as a result, will rely on exemptions from certain requirements that provide protection to stockholders of other companies.

              Upon completion of this offering, Cortec will control more than 50% of the total voting power of our common stock, and we will be considered a controlled company under the NYSE listing standards. As a controlled company, certain exemptions under the NYSE listing standards will exempt us from the obligation to comply with certain NYSE corporate governance requirements, including the requirements:

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  that a majority of our Board of Directors consist of independent directors, as defined under the NYSE listing standards;

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  that we have a nominating and governance committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities and adopt a resolution in connection with our nomination process; and

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  that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities.

              Upon completion of this offering, our Board of Directors will have at least six members, comprised of three directors selected by Cortec, our CEO, one of our Founders, and at least one outside director. In addition, Cortec will have the right to have one of its representatives serve as Chairman of our Board of Directors and Chairman of our nominating and governance committee, as well as the right to select nominees for our Board of Directors, in each case subject to a phase-out period based on Cortec's future share ownership. Accordingly, as long as we are a controlled company, holders of our common stock may not have the same protections afforded to stockholders of companies that must comply with all of the NYSE listing standards.

Our stock price may be volatile or may decline, including due to factors beyond our control, resulting in substantial losses for investors purchasing shares in this offering.

              The market price of our common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

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  actual or anticipated fluctuations in our results of operations;

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  the financial projections we may provide to the public, any changes in these projections, or our failure to meet these projections;

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  failure of securities analysts to initiate or maintain coverage of our company, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

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  ratings changes by any securities analysts who follow our company;

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  adverse market reaction to any indebtedness we may incur or equity we may issue in the future;

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  announcements by us or our competitors of significant innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

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  publication of adverse research reports about us, our industry, or individual companies within our industry;

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  publicity related to problems in our manufacturing or the real or perceived quality of our products, as well as the failure to timely launch new products that gain market acceptance;

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  changes in operating performance and stock market valuations of our competitors;

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  price and volume fluctuations in the overall stock market, including as a result of trends in the U.S. or global economy;

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  any major change in our Board of Directors or management;

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  lawsuits threatened or filed against us or negative results of such lawsuits;

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  legislation or regulation of our business;

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  loss of key personnel;

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  new products introduced by us or our competitors;

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  the perceived or real impact of events that harm our direct competitors;

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  developments with respect to our trademarks, patents or proprietary rights;

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  general market conditions; and

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  other events or factors, including those resulting from war, incidents of terrorism, or responses to these events, which could be unrelated to us, or outside of, our control.

              In addition, stock markets have experienced price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies in our industry, as well as those of newly-public companies. In the past, stockholders of other public companies have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business and harm our business, results of operations, financial condition, reputation, and cash flows. As a result, you may be unable to resell your shares of common stock at or above the initial public offering price.

If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our stock price and trading volume could decline.

              The trading market for our common stock will be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a newly public company, we may be slow to attract research coverage and the analysts who publish information about our common stock will have had relatively little experience with us or our industry, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our stock price, our stock price could decline. If one or more of these analysts cease to regularly cover us or fail to publish reports, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline.

We may invest or spend the proceeds of this offering in ways with which you may not agree or in ways which may not yield a return.

              We intend to use the net proceeds from this offering for general corporate purposes. Our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately or to influence our decisions regarding the use of proceeds. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from the intended uses described in this prospectus. The net proceeds may be used for purposes that do not result in an increase in the value of our business, which could cause our stock price to decline.

Substantial future sales, or the perception or anticipation of future sales, of shares of our common stock could cause our stock price to decline.

              Our stock price could decline as a result of substantial sales of our common stock, or the perception or anticipation that such sales could occur, particularly sales by our directors, executive officers, and significant stockholders, a large number of shares of our common stock becoming available for sale or the perception in the market that holders of a large number of shares intend to sell their shares. After this offering, we will have                         shares of our common stock outstanding. This includes the                          shares included in this offering, or                         shares if the underwriters exercise their option to purchase additional shares, which may be resold in the public market immediately unless purchased by our affiliates. The remaining                         shares are currently restricted as a result of the 180-day lock-up agreements. Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC may, in their sole discretion, permit our officers, directors, employees, and current stockholders who are subject to the 180-day contractual lock-up to sell shares prior to the expiration of the lock-up agreements. See "Underwriting."

              As restrictions on resale end, the market price of our shares of common stock could drop if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of common stock or other securities.

              We also intend to register shares of common stock that we may issue under our employee equity incentive plans. Once we register these shares, they will be able to be sold freely in the public market upon issuance, subject to volume limitations applicable to affiliates and the existing lock-up agreements.

Purchasers in this offering will experience immediate and substantial dilution.

              The initial public offering price per share will be substantially higher than the pro forma net tangible book value per share of our common stock outstanding prior to this offering. As a result, investors purchasing common stock in this offering will experience immediate dilution of $                        per share. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares of common stock. In addition, we have issued options to acquire common stock at prices significantly below the initial public offering price. To the extent outstanding options are ultimately exercised, there will be further dilution to investors in this offering. In addition, if the underwriters exercise their option to purchase additional shares from us or if we issue additional equity securities, you will experience additional dilution.

The requirements of being a public company may strain our resources, divert management's attention, and affect our ability to attract and retain executive management and qualified board members.

              As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the NYSE listing standards and other applicable securities laws, rules, and regulations. Compliance with these laws, rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an "emerging growth company." The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and results of operations. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures, and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management's attention may be diverted from other business concerns and our costs and expenses will increase, which could harm our business and results of operations. Although we have already hired additional employees to comply with these requirements, we will need to hire more employees in the future or engage outside consultants, which will increase our costs and expenses.

              In addition, changing laws, regulations, and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs, and making some activities more time consuming. These laws, regulations, and standards are subject to varying interpretations, in many cases due to their lack of specificity and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations, and standards, and this investment may result in increased general and administrative expenses and a diversion of management's time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations, and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal, and other administrative or other proceedings against us and our business may be harmed.

              We will incur additional compensation costs in the event that we increase our executive officers' cash compensation to be in line with that of executive officers of other companies in our industry, which would increase our general and administrative expense and could harm our profitability. Any future equity awards will also increase our compensation expenses. We also expect that being a public company and compliance with applicable rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified executive officers and members of our Board of Directors, particularly to serve on our audit committee and compensation committee.

              As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which could be advantageous to, or harm our relationships with, our competitors, suppliers, manufacturers, retail partners, and consumers. These disclosures may also make it more likely that we will experience an increase in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and results of operations could be harmed, and even if the claims are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm our business and results of operations.

We are an emerging growth company and the reduced disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

              We are an "emerging growth company" as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised financial accounting standards until such time as those standards apply to private companies. However, we have irrevocably elected not to avail ourselves of this extended transition period and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not "emerging growth companies."

              For as long as we continue to be an emerging growth company, we may also take advantage of other exemptions from certain reporting requirements that are applicable to other public companies, including not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, exemption from any rules that may be adopted by the PCAOB requiring mandatory audit firm rotations or a supplement to the auditor's report on financial statements, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved, and reduced financial reporting requirements. Investors may find our common stock less attractive because we will rely on these exemptions, which could result in a less active trading market for our common stock, increased price fluctuation, and a decrease in the trading price of our common stock.

              We will remain an emerging growth company until the earliest of (i) the end of the fiscal year in which the market value of our common stock that is held by non-affiliates is at least $700 million as of the last business day of our most recently completed second fiscal quarter, (ii) the end of the fiscal year in which we have total annual gross revenues of $1 billion or more during such fiscal year, (iii) the date on which we issue more than $1 billion in non-convertible debt in a three-year period, or (iv) the end of the fiscal year in which the fifth anniversary of the date of this prospectus occurs.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our common stock.

              Provisions in our amended and restated certificate of incorporation and amended and restated bylaws, as amended and restated in connection with this offering, may have the effect of delaying or preventing a change in control or changes in our management. Our amended and restated certificate of incorporation and amended and restated bylaws will include provisions that:

  •
  provide that our Board of Directors is classified into three classes of directors;

  •
  prohibit stockholders from taking action by written consent from and after the date that Cortec beneficially owns less than             % of our outstanding shares of common stock;

  •
  provide that stockholders may remove directors only for cause and only with the approval of holders of at least                        of our then outstanding common stock;

  •
  provide that the authorized number of directors may be changed only by resolution of the Board of Directors;

  •
  provide that all vacancies, including newly created directorships, may, except as otherwise required by law or as set forth in our Amended and Restated Stockholders Agreement, which we will enter into prior to the consummation of this offering, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

  •
  provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also specify requirements as to the form and content of a stockholder's notice;

  •
  restrict the forum for certain litigation against us to Delaware;

  •
  do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election);

  •
  provide that special meetings of our stockholders may be called only by the chairman of the board, our Chief Executive Officer or the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors;

  •
  provide that stockholders will be permitted to amend our amended and restated bylaws only upon receiving at least            % of the votes entitled to be cast by holders of all outstanding shares then entitled to vote generally in the election of directors, voting together as a single class; and

  •
  provide that certain provisions of our amended and restated certificate of incorporation may only be amended upon receiving at least             % of the votes entitled to be cast by holders of all outstanding shares then entitled to vote, voting together as a single class.

              These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our Board of Directors, which is responsible for appointing the members of our management. In addition, we intend to opt out of the provisions of Section 203 of the General Corporation Law of the State of Delaware, or DGCL, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any "interested" stockholder for a period of three years following the date on which the stockholder became an "interested" stockholder. However, our amended and restated certificate of incorporation will provide substantially the same limitations as are set forth in Section 203 but will also provide that Cortec and its affiliates and any of their direct or indirect transferees and any group as to which such persons are a party do not constitute "interested stockholders" for purposes of this provision.

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

              Our amended and restated certificate of incorporation, which we will amend prior to the completion of this offering, and the amended and restated certificate of incorporation that we have adopted, which will become effective prior to the completion of this offering, provide that, unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for: (a) any derivative action or proceeding brought on our behalf; (b) any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers or other employees to us or to our stockholders; (c) any action asserting a claim arising pursuant to the DGCL; or (d) any action asserting a claim governed by the internal affairs doctrine. The choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations, and financial condition.

We do not intend to pay dividends for the foreseeable future. If our stock price does not appreciate after you purchase our shares, you may lose some or all of your investment.

              We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our Board of Directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions, and other factors that our Board of Directors may deem relevant. In addition, our term credit facility precludes our and our subsidiary's ability to, among other things, pay dividends or make any other distribution or payment on account of our common stock. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

YETI Holdings, Inc. is a holding company with no operations of its own and, as such, it depends on its subsidiary for cash to fund its operations and expenses, including future dividend payments, if any.

              As a holding company, our principal source of sales and cash flow will be distributions from our subsidiary. Therefore, our ability to carry out our business plan, to fund and conduct our business, service our debt and pay dividends, if any, in the future will depend on the ability of our subsidiary to generate sufficient net income and cash flow to make upstream cash distributions to us. Our subsidiary is a separate legal entity, and although it is wholly owned and controlled by us, it has no obligation to make any funds available to us, whether in the form of loans, dividends or otherwise. The ability of our subsidiary to distribute cash to us will also be subject to, among other things, restrictions that may be contained in our subsidiary agreements (as entered into from time to time), availability of sufficient funds in such subsidiary and applicable laws and regulatory restrictions. Claims of any creditors of our subsidiary generally will have priority as to the assets of such subsidiary over our claims and claims of our creditors and stockholders. To the extent the ability of our subsidiary to distribute dividends or other payments to us is limited in any way, our ability to fund and conduct our business, service our debt, and pay dividends, if any, could be harmed.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

              This prospectus contains "forward-looking statements" that are subject to risks and uncertainties. All statements other than statements of historical or current fact included in this prospectus are forward-looking statements. Forward-looking statements refer to our current expectations and projections relating to our financial condition, results of operations, plans, objectives, strategies, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "assume," "believe," "can have," "contemplate," "continue," "could," "design," "due," "estimate," "expect," "goal," "intend," "likely," "may," "might," "objective," "plan," "predict," "project," "potential," "seek," "should," "target," "will," "would," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operational performance or other events. For example, all statements we make relating to our estimated and projected costs, expenditures and growth rates, our plans and objectives for future operations, growth or initiatives, or strategies are forward-looking statements. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expect and, therefore, you should not unduly rely on such statements. The risks that could cause these forward looking statements to be inaccurate include but are not limited to:

  •
  our ability to maintain and strengthen our brand and generate and maintain ongoing demand for our products;

  •
  our ability to successfully develop new products;

  •
  our ability to sustain our sales growth rate or profitability;

  •
  our ability to expand into additional consumer markets, and our success in doing so;

  •
  our ability to compete effectively in the outdoor and recreation market and protect our brand;

  •
  problems with, or loss of, our independent manufacturers and suppliers, or an inability to obtain raw materials;

  •
  fluctuations in the cost and availability of raw materials, equipment, labor, and transportation and subsequent manufacturing delays or increased costs;

  •
  our ability to accurately forecast demand for our products and our results of operations;

  •
  our lack of long-term purchase commitments with our independent retail partners, who account for the majority of our sales;

  •
  the success of our international expansion plans;

  •
  the impact of natural disasters and failures of our information technology on our operations and the operations of our manufacturing partners; and

  •
  our ability to attract and retain skilled personnel and senior management, and to maintain the continued efforts of our management and key employees.

              We make many of our forward-looking statements based on our operating budgets and forecasts, which are based upon detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results.

              See the "Risk Factors" section of this prospectus for a more complete discussion of the risks and uncertainties mentioned above and for discussion of other risks and uncertainties we face that could cause our forward-looking statements to be inaccurate. All forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements as well as others made in this prospectus and hereafter in our other SEC filings and public communications. You should evaluate all forward-looking statements made by us in the context of these risks and uncertainties.

              We caution you that the risks and uncertainties identified by us may not be all of the factors that are important to you. Furthermore, the forward-looking statements included in this prospectus are made only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.

 USE OF PROCEEDS

              We estimate that we will receive net proceeds from the sale of shares of our common stock in this offering of approximately $                         million (or approximately $                         million if the underwriters' option to purchase additional shares in this offering is exercised in full), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, based upon an assumed initial public offering price of $                        per share, which is the midpoint of the price range set forth on the cover page of this prospectus. We currently intend to use the net proceeds from this offering for general corporate purposes. Our management will have broad discretion in the application of the net proceeds from this offering, and investors will be relying on the judgment of our management regarding the application of the proceeds from this offering. Pending the final use of proceeds from this offering as described above, we plan to invest the net proceeds that we receive in this offering in short-term and long-term interest-bearing obligations, including government and investment-grade debt securities and money market funds.

              Each $1.00 increase (decrease) in the assumed initial public offering price of $                        per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us by approximately $                         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1,000,000 shares in the number of shares offered by us would increase (decrease) the net proceeds to us by approximately $                         million, assuming that the assumed initial public offering price remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

 DIVIDEND POLICY

              We have never declared or paid any cash dividends on our common stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our Board of Directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions, and other factors that our Board of Directors may deem relevant. Our current debt facility prohibits us and our subsidiary, and any future agreements may prohibit us and our subsidiaries, from, among other things, paying any dividends or making any other distribution or payment on account of our common stock.

 CAPITALIZATION

              The following table sets forth our cash, cash equivalents and short-term investments and capitalization as of December 31, 2015:

  •
  on an actual basis;

  •
  on a pro forma basis to give effect to (1) our        -for-one forward split of our common stock effected prior to the completion of this offering, including an increase in the authorized shares of our capital stock; and (2) the filing and effectiveness of our amended and restated certificate of incorporation in Delaware, in each case as if such event had occurred on December 31, 2015; and

  •
  on a pro forma as adjusted basis to give effect to the pro forma adjustments set forth above, the sale of shares of common stock in this offering at the assumed initial public offering price of $                        per share, the midpoint of the range set forth on the cover page of this prospectus and the application of the net proceeds of this offering after deducting underwriting discounts and commissions and estimated fees and expenses payable by us, as described under "Use of Proceeds."

              You should read this information in conjunction with "Use of Proceeds," "Selected Consolidated Financial and Other Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of December 31, 2015
	Actual	Pro Forma	Pro Forma as Adjusted(1)
	(dollars in thousands, except per share data)

Cash, cash equivalents and short-term investments	$40,253	$	$

Long-term debt
Revolving credit facility, due 2017	—
Term Loan A, due 2017	49,676
Term Loan B, due 2017	12,000
Stockholders' equity:
Common stock, $0.01 par value: 200,000 shares, authorized, 100,780 shares issued and outstanding actual; shares authorized, shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted.	1
Additional paid-in capital	102,864
Retained earnings	98,053
Total stockholders' equity	200,918
Total capitalization	$262,594	$	$

(1)
Each $1.00 increase (decrease) in the assumed initial public offering price of $                        per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of cash, cash equivalents and short-term investments, additional paid-in capital, total stockholders' equity, and total capitalization by approximately $                        , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1,000,000 shares in the number of shares offered by us would increase (decrease) each of cash, cash equivalents and short-term investments, additional paid-in capital, total stockholders' equity, and total capitalization by approximately $                        , assuming that the assumed initial price to the public remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

              The pro forma and pro forma as adjusted columns in the table above are based on 100,780 shares of our common stock outstanding as of December 31, 2015, and exclude:

  •
  6,912 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock outstanding as of December 31, 2015 under the 2012 Plan, with a weighted-average exercise price of $2,471 per share; and

  •
                           shares of our common stock to be reserved for future issuance under the 2016 Plan.

DILUTION

              If you invest in our common stock, your ownership interest will be immediately diluted to the extent of the difference between the offering price per share and the pro forma as adjusted net tangible book value per share after this offering. Historical net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding. Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of our common stock in this offering and the pro forma as adjusted net tangible book value per share of common stock immediately after the consummation of this offering.

              Our historical net tangible book value as of December 31, 2015 was $85.9 million, or $852.23 per share. Our pro forma net tangible book value as of December 31, 2015 was approximately $                         million, or $                        per share.

              After giving effect to the            -for-one forward split of our common stock and the sale by us of the                         shares of our common stock in this offering at an assumed initial public offering price of $                        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, less underwriting discounts and commissions and estimated fees and expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2015 would have been approximately $                        , or approximately $                        per share. This represents an immediate increase in net tangible book value of $                        per share to existing stockholders and an immediate dilution in net tangible book value of $                        per share to new investors of common stock in this offering. The following table illustrates this per share dilution:

Initial public offering price per share		$
Historical net tangible book value per share as of December 31, 2015	$852.23
Pro forma increase in net tangible book value per share attributable to additional borrowing in December 31, 2015 of $

Pro forma net tangible book value per share as of December 31, 2015
Increase in pro forma net tangible book value per share attributable to new investors in this offering

Pro forma as adjusted net tangible book value per share immediately after this offering		$

Dilution per share to new investors in this offering		$

              If the underwriters exercise their option to purchase additional shares in this offering in full, our pro forma as adjusted net tangible book value as of December 31, 2015 would be $                        , the increase in as adjusted net tangible book value per share to existing stockholders would be $                        per share and the dilution per share to new investors would be $                        .

              Each $1.00 increase (decrease) in the assumed initial public offering price of $                        per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value by $                        per share and the dilution per share to new investors by $                        per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses.

              The following table sets forth, on a pro forma as adjusted basis, as of December 31, 2015, the differences between the number of shares of common stock purchased from us, the total consideration paid, and the weighted average price per share (1) paid to us by our existing stockholders and (2) to be paid by new investors participating in this offering at an assumed initial public offering price of $                        per share, the midpoint of the price range set forth on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Total Consideration
	Shares Purchased				Weight Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders					$
New investors
Total					$

              Each $1.00 increase (decrease) in the assumed initial public offering price of $                        per share would increase (decrease) total consideration paid by new investors by $                         million, assuming the number of shares we are offering, as set forth on the cover page of this prospectus, remains the same, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase (decrease) of 1,000,000 in the number of shares offered by us would increase (decrease) total consideration paid by new investors by $                         million, assuming that the assumed initial price to the public remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

              The discussion and tables above are based on 100,780 shares of our common stock outstanding as of December 31, 2015, and exclude:

  •
  6,912 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock outstanding as of December 31, 2015 under the 2012 Plan, with a weighted-average exercise price of $2,471 per share; and

  •
                           shares of our common stock to be reserved for future issuance under the 2016 Plan.

 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

              The following tables set forth a summary of our historical selected consolidated financial data for the periods and at the dates indicated. The consolidated financial data as of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The percentages below indicate the statement of operations data as a percentage of net sales. You should read this data together with our audited financial statements and related notes appearing elsewhere in this prospectus and the information included under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations." Our historical results are not necessarily indicative of our future results.

	Year Ended December 31,
(dollars in thousands, except share data)	2015		2014		2013
Statement of Operations
Net sales	$468,946	100%	$147,729	100%	$89,923	100%
Cost of goods sold	250,245	53%	80,543	55%	45,541	51%

Gross profit	218,701	47%	67,186	45%	44,382	49%
Selling, general and administrative expenses	90,791	19%	41,519	28%	29,210	32%

Operating income	127,910	27%	25,667	17%	15,172	17%
Interest expense	(6,075)	1%	(3,522)	2%	(3,884)	4%
Other expense	(6,474)	1%	(221)	0%	(221)	0%

Income before income taxes	115,361	25%	21,924	15%	11,067	12%
Income tax expense	(41,139)	9%	(7,714)	5%	(3,806)	4%

Net income	$74,222	16%	$14,210	10%	$7,261	8%

Adjusted EBITDA(1)	$129,591	28%	$32,482	22%	$20,789	23%
Net income per share
Basic	$738.73		$142.34		$72.97
Diluted	$730.63		$141.27		$72.60
Weighted average common shares outstanding
Basic	100,472		99,833		99,501
Diluted	101,587		100,586		100,012

	As of December 31,
(dollars in thousands)	2015	2014
Balance Sheet and Other Data
Inventories	$88,310	$17,698
Property and equipment, net	14,834	9,081
Total assets	346,038	181,508
Long-term debt including current maturities	61,676	28,633
Total stockholders' equity	200,918	124,552
Additions to property and equipment	8,856	3,824

(1)
For the definition of Adjusted EBITDA and a reconciliation of such measure to net income, see "Summary Consolidated Financial and Other Data."

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

              The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes to those statements included elsewhere in this prospectus. In addition to historical financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under "Risk Factors" and elsewhere in this prospectus. Some of the numbers included herein have been rounded for the convenience of presentation.

Executive Summary

              We are a rapidly growing designer, marketer, and distributor of premium products for the outdoor and recreation market. Our brand promise is to ensure each YETI product will deliver exceptional performance and durability in any environment. By consistently delivering on this promise, we have built a following of passionate and engaged consumers, ranging from serious outdoor enthusiasts to individuals who value products of uncompromising quality and design.

              Our multifaceted marketing strategy has been instrumental in driving sales and building equity in the YETI brand. We have become a trusted and preferred brand to experts and serious enthusiasts in an expanding range of outdoor activities, including hunting, fishing, camping, barbecue, and farm and ranch activities, among others. Their brand advocacy, combined with our various marketing efforts, has broadened our appeal to a larger consumer population. We maintain an active roster of YETI Ambassadors, a group comprised of world-class hunters, anglers, rodeo cowboys, barbecue pitmasters, and outdoor adventurers who embody our brand. We produce original short films and distribute them through our content-rich website, through our active social media presence, and to our sizable email subscriber base. We also directly engage with our consumers by sponsoring and participating in a variety of events, including sportsman shows, outdoor festivals, rodeos, music and film festivals, barbecue competitions, fishing tournaments, and retailer events. We believe our innovative consumer engagement reinforces the authenticity and aspirational nature of our brand and products across our expanding consumer base.

              We sell our products through retail partners committed to delivering our brand message and through our direct-to-consumer channel. Our products are sold by approximately 6,000 independent retailers, including outdoor specialty, hardware, and farm and ranch supply stores, among others. We also partner with national and regional specialty retailers, which we refer to as national accounts, such as Academy Sports+Outdoors, Bass Pro Shops, Cabela's, Dick's Sporting Goods, REI, and West Marine. Our retail partners value our products' high in-store profitability and credit us with driving increased customer traffic to their stores and websites. According to several of our retail partners, certain of our products have among the highest performing sales metrics in their stores. In addition, we continue to make significant investments in our e-commerce capabilities to address our rapidly expanding direct-to-consumer channel. We do not sell our products through mass merchandisers, club stores, or discounters, and we maintain a consistent minimum advertised price policy across all our sales channels.

              The outdoor and recreation market in the United States is large, growing, and represents a diverse economic super sector with consumers of all genders, ages, ethnicities, and income levels. According to the Outdoor Industry Association's 2012 Outdoor Recreation Economy Report, which report is published every five years, outdoor recreation product sales in the United States totaled approximately $120 billion in 2011. In addition, we operate in the broader drinkware market.

Results of Operations

              Components of Our Results of Operations.    Net sales are comprised of sales to our retail partners, which include independent retailers and national accounts, and sales through our direct-to-consumer channel, primarily our e-commerce website. Net sales to our retail partners reflect the impact of product returns as well as discounts for certain sales programs. We believe that sales of each of our product categories are somewhat seasonal. To date, it has been difficult to accurately analyze this seasonality due to our rapid sales growth. In addition, due to our more recent, and therefore more limited, experience with soft coolers and drinkware, which were launched in 2014, we are continuing to analyze the seasonality of these products. However, we expect our net sales to be lowest in the first calendar quarter. We expect this seasonality will continue to be a factor in our results of operations.

              We discuss the net sales of our products in three groups, Coolers & Equipment, Drinkware, and Other. The Coolers & Equipment group includes various accessories (e.g., fishing rod holders) to these core products as well as replacement parts. Likewise, Drinkware accessories (e.g., straw lids) are included in the Drinkware category. The Other category is primarily YETI logo tee shirts, hats, YETI ICE, and other miscellaneous products.

              Gross profit reflects net sales less cost of goods sold, which primarily includes the purchase cost of our products from our contract manufacturers, inbound freight and duties, product quality testing and inspection costs, and depreciation on molds and equipment that we own. We expect our costs of goods sold to increase in absolute dollars in connection with our growth in net sales.

              We calculate gross margin as gross profit divided by net sales. Gross margin in our direct-to-consumer sales channel is generally higher than that on sales to our retail partners. We anticipate in the next several years that our direct-to-consumer net sales may grow at a faster rate than our net sales to our retail partners. If so, we would expect a favorable impact to aggregate gross margin. Likewise, gross margin of our drinkware products is generally higher than that of our cooler products. We anticipate that in 2016, our net sales of drinkware products may grow at a faster rate than our cooler products. If so, we would expect a favorable impact to our aggregate gross margin. We have used both ocean cargo and air freight to deliver our drinkware products to the United States from certain of our contract manufacturers in Asia. Air freight is generally more expensive than ocean cargo. We used air freight for virtually all of our inbound drinkware product shipments in 2014 and 2015. We anticipate that air freight expense may represent a lower percentage of our net sales in 2016 than in 2015 because we expect to use a higher percentage of ocean freight as we continue to increase the production capacity for these products. If so, we would expect a favorable impact to our aggregate gross margin. These favorable anticipated gross margin factors may not be realized, or may be offset by unanticipated unfavorable gross margin factors. Additionally, any new products that we develop and sell in the future may impact our gross margin.

              Selling, general and administrative expenses, or SG&A, consist primarily of marketing costs, employee compensation and benefits costs, costs of our outsourced warehousing and logistics operations, professional fees and services, cost of product shipment to our customers, and general corporate infrastructure expenses. We anticipate that SG&A will increase in 2016 relative to 2015 based on our plans to increase staff levels and marketing activities and the impact of changes in our employee stock options as well as costs of operating as a public company.

              We plan to implement a new ERP system and anticipate that capital expenditures will increase substantially in 2016 relative to 2015 based on this system implementation as well as other planned capital projects.

Results of Operations

              The following table sets forth selected statement of operations data and their corresponding percentage of net sales, for the years indicated. The discussion below should be read in conjunction with the following table:

    Statement of Operations Data.

	Year Ended December 31,
(dollars in millions)	2015		2014		2013
Net sales	$468.9	100%	$147.7	100%	$89.9	100%
Gross profit	218.7	47%	67.2	45%	44.4	49%
Selling, general and administrative expense	90.8	19%	41.5	28%	29.2	32%
Operating income	127.9	27%	25.7	17%	15.2	17%
Interest expense	(6.1)	1%	(3.5)	2%	(3.9)	4%
Other expense	(6.5)	1%	(0.2)	0%	(0.2)	0%
Income before income taxes	115.4	25%	21.9	15%	11.1	12%
Income tax expense	(41.1)	9%	(7.7)	5%	(3.8)	4%
Net income	74.2	16%	14.2	10%	7.3	8%

2015 Compared to 2014

    Net Sales.

	Year Ended December 31,		Change
(dollars in millions)	2015	2014	$	%
Net sales	$468.9	$147.7	$321.2	217%

              Net sales increased $321.2 million, or 217%, to $468.9 million in 2015 compared to $147.7 million in 2014. This increase was primarily driven by an increase in sales in our retail channel of approximately $310 million, or 250%. Retail channel sales increased significantly in both of our two primary product categories, Coolers & Equipment and Drinkware. Additionally, sales through our direct-to-consumer channel increased by approximately $23 million, or 78%. Direct-to-consumer sales benefited from growing consumer engagement with our website, as well as increased inventory allocated to this channel in 2015 compared to the prior year.

              Changes in sales by product category were as follows:

  •
  Coolers & Equipment sales increased by $108.2 million, or 81%, to $241.4 million in 2015 compared to $133.2 million in 2014. This increase was driven primarily by soft cooler products, which were introduced in the third quarter of 2014 and benefitted from a full year of sales in 2015. Additionally, this increase reflects continued strong demand for hard cooler products. Certain hard cooler products were supply constrained during periods of 2015 and, as a result, we were unable to fully meet customer demand for these items during certain periods.

  •
  Drinkware sales increased by $216.0 million, or 1,430%, to $231.1 million in 2015 compared to $15.1 million in 2014. Drinkware products were introduced in the second quarter of 2014 and benefitted from a full year of sales in 2015. Certain drinkware products were supply constrained during periods of 2015 and, as a result, we were unable to fully meet customer demand for these items during certain periods.

    Gross Profit.

	Year Ended December 31,		Change
(dollars in millions)	2015	2014	$	%
Gross profit	$218.7	$67.2	$151.5	226%
Gross margin (Gross profit as a % of net sales)	46.6%	45.5%

              Gross profit increased $151.5 million, or 226%, to $218.7 million in 2015 compared to $67.2 million in 2014. Gross margin increased 110 basis points to 46.6% from 45.5% in 2014. The increase in gross margin was primarily driven by:

  •
  Drinkware sales increased to 49% of total net sales in 2015 from 10% in 2014. As drinkware margins in 2015 were favorable relative to consolidated gross margins, this sales mix shift improved gross margin by 138 basis points compared to 2014.

  •
  During 2015, we standardized discounts across both national accounts and independent retailers. This had the impact of reducing discounts provided to certain accounts, thereby improving gross margins.

  •
  During 2015, we reduced the percentage of incoming product selected for product inspection. This decision was based on successful results of our product inspection program. Although total inspection costs increased slightly in 2015, these costs decreased as a percentage of net sales and consequently improved gross margin by 64 basis points.

              These favorable increases in gross margin were partially offset by a $33.5 million increase in inbound freight expenses in 2015 compared to 2014. As discussed above, certain drinkware products were supply constrained during periods of 2015. These products were consistently shipped from our contract manufacturers via air freight during 2015, as we attempted to fulfill customer demand.

    Selling, General and Administrative Expenses.

	Year Ended December 31,		Change
(dollars in millions)	2015	2014	$	%
Selling, general and administrative expenses	$90.8	$41.5	$49.3	119%
SG&A as a % of net sales	19.4%	28.1%

              SG&A expenses increased $49.3 million, or 119%, to $90.8 million in 2015 compared to $41.5 million in 2014. As a percentage of net sales, SG&A decreased 870 basis points to 19.4% in 2015 from 28.1% in 2014. The increase in SG&A was primarily driven by incremental marketing spending of $16 million; higher employee compensation expense of $11 million due to additional staffing, including additions to key management positions; increased costs for outsourced warehousing/logistics and outbound freight of $13 million; and increases in recruiting fees, professional fees, and other discretionary expenses.

              Non-Operating Expenses.    Interest expense was $6.1 million in 2015 compared to $3.5 million in 2014. The increase in interest expense was primarily due to increased average outstanding borrowings during 2015. Long term debt increased $33.0 million from December 31, 2014 to $61.7 million at December 31, 2015.

              Other expenses were $6.5 million in 2015 compared to $0.2 million in 2014. This increase was primarily due to amounts expensed for the Contingent Consideration, which is described under "—Critical Accounting Policies—Contingent Consideration Payable." As of December 31, 2015, we had a liability of $10.0 million recorded for the Contingent Consideration, which represents the maximum liability under the agreement.

              Income tax expense was $41.1 million in 2015 compared to $7.7 million in 2014, due to the $93.4 million increase in income before income taxes in 2015 versus 2014. The effective tax rate in 2015 increased slightly to 36% from 35% in 2014.

2014 Compared to 2013

    Net Sales.

	Year Ended December 31,		Change
(dollars in millions)	2014	2013	$	%
Net sales	$147.7	$89.9	$57.8	64%

              Net sales increased $57.8 million, or 64%, to $147.7 million in 2014 compared to $89.9 million in 2013. This increase was primarily driven by an increase in sales in our retail channel of approximately $47 million, or 61%. Retail channel sales reflected an increase in hard cooler sales and also benefited from the introduction of drinkware and soft coolers during the second and third quarters of 2014, respectively. Sales through our direct-to-consumer channel increased by approximately $14 million, or 91%, as we increased inventory allocated to this channel.

              Changes in sales by product category were as follows:

  •
  Coolers & Equipment sales increased $43.7 million, or 49%, to $133.2 million in 2014 compared to $89.5 million in 2013. This increase reflected strong continued demand growth for our hard cooler products, which increased in both our retail and direct-to-consumer sales channels. Additionally, the increase in sales for the period was favorably impacted by the introduction of soft cooler products in the third quarter of 2014.

  •
  Drinkware products were introduced during the second quarter of 2014 and generated sales of $15.1 million.

    Gross Profit.

	Year Ended December 31,		Change
(dollars in millions)	2014	2013	$	%
Gross profit	$67.2	$44.4	$22.8	51%
Gross margin (Gross profit as a % of net sales)	45.5%	49.4%

              Gross profit increased $22.8 million, or 51%, to $67.2 million in 2014 compared to $44.4 million in 2013. Gross margin decreased 390 basis points to 45.5% in 2014 from 49.4% in 2013. The decrease in gross margin was primarily driven by higher costs associated with the introduction of drinkware and soft coolers during 2014. These costs included inbound air freight charges as we attempted to meet customer demand for these products.

    Selling, General and Administrative Expenses.

	Year Ended December 31,		Change
(dollars in millions)	2014	2013	$	%
Selling, general and administrative expenses	$41.5	$29.2	$12.3	42%
SG&A as a % of net sales	28.1%	32.5%

              SG&A expenses increased $12.3 million, or 42%, to $41.5 million in 2014 compared to $29.2 million in 2013. As a percentage of net sales, SG&A decreased 440 basis points to 28.1% in 2014 from 32.5% in 2013. The increase in SG&A was primarily driven by incremental marketing spending of

$5 million; increased costs for outsourced warehousing/logistics and outbound freight of $4 million; higher employee compensation expenses of $2 million due to additional staffing; and increases in other discretionary expenses.

              Non-Operating Expenses.    Our income tax expense was $7.7 million in 2014 compared to $3.8 million in 2013, primarily as a result of the $10.9 million increase in income before income taxes in 2014 versus 2013. The effective tax rate in 2014 increased slightly to 35% from 34% in 2013.

Adjusted EBITDA

              Adjusted EBITDA increased $97.1 million, or 299%, to $129.6 million in 2015 compared to $32.5 million in 2014, and increased $11.7 million, or 56%, to $32.5 million in 2014 compared to $20.8 million in 2013. The increase in Adjusted EBITDA from period to period was primarily due to improvements in net sales and gross profit, partially offset by increases in SG&A and other expenses.

              Adjusted EBITDA is defined as net income before interest expense, income tax expense, depreciation and amortization, non-cash stock-based compensation expense, and non-cash asset impairments. Adjusted EBITDA is not defined under GAAP, and it may not be comparable to similarly titled measures reported by other companies. We use Adjusted EBITDA, along with GAAP measures, as a measure of profitability as Adjusted EBITDA helps us compare our performance to other entities. We believe EBITDA is useful to investors as it is a widely used measure of performance and the adjustments we make to EBITDA provide further clarity on our profitability. Adjusted EBITDA has limitations as a profitability measure in that it does not include the interest expense on our debts, our provisions for income taxes, the effect of our expenditures for capital assets and certain intangible assets, the effect of non-cash stock-based compensation expense, and the effect of asset impairments.

              The table below reconciles net income to Adjusted EBITDA for the periods presented.

	Year Ended December 31,
(dollars in thousands)	2015	2014	2013
Net income	$74,222	$14,210	$7,261
Interest expense	6,075	3,522	3,884
Income tax expense	41,139	7,714	3,806
Depreciation and amortization expense	7,531	6,803	5,713
Non-cash stock-based compensation expense	624	233	125
Asset impairments	—	—	—

Adjusted EBITDA	$129,591	$32,482	$20,789

Liquidity and Capital Resources

              Historically, our cash requirements have principally been for working capital purposes. We fund our working capital, primarily inventory and accounts receivable, from cash flows from operating activities, cash on hand and borrowings under our revolving credit and long term debt facilities. At December 31, 2015, we had $40.3 million in cash on hand and our revolving credit facility had no balance outstanding. Our revolving credit facility was recently amended to increase the total available capacity from $40 million at December 31, 2015 to $55 million. The recent changes in our working capital requirements generally reflect the growth in our business. Although we cannot predict with certainty all of our particular short-term cash uses or the timing or amount of cash requirements, we believe that our available cash on hand, along with amounts available under our existing credit facilities and the net proceeds from this offering will be sufficient to satisfy our liquidity requirements for at least the next twelve months. However, the continued high growth of our business would significantly increase our expenses and cash requirements. In addition, the amount of our future product sales is difficult to predict, and actual sales may not be in line with our forecasts. As a result, we may be required to seek additional funds in the future from issuances of equity or debt securities, obtaining additional credit facilities or loans or from other sources.

    Cash Flows.

	Year Ended December 31,
(dollars in thousands)	2015	2014	2013
Cash flows provided by (used in):
Operating activities	$8,625	$5,893	$12,137
Investing activities	(10,902)	(4,095)	(4,711)
Financing activities	33,643	(1,141)	(9,200)

    Operating activities

              Our primary source of liquidity is the cash flow provided by our operating activities, which is dependent on net income and changes in working capital. Cash provided by operating activities was $8.6 million in 2015, $5.9 million in 2014 and $12.1 million in 2013. Although net income increased by $60.0 million in 2015, cash flows from operations increased moderately by $2.7 million in 2015 compared with 2014 primarily due to increases in inventory of $70.6 million, specifically in soft coolers and drinkware to meet customer demand, and an increase in accounts receivable of $47.1 million due to increases in net sales and an increase in our days sales outstanding, which increased from 24 days at December 31, 2014 to 31 days at December 31, 2015. These cash flow increases were partially offset by an increase in accounts payable and accrued expenses of $49.3 million.

              The $6.2 million decrease in cash flow from operations in 2014 compared with 2013 was due to increased accounts receivable, inventory and vendor deposits as we continued to generate increased net sales and make investments in working capital to meet customer demand.

    Investing activities

              Cash flows used in investing activities were $10.9 million in 2015, $4.1 million in 2014 and $4.7 million in 2013. Our investing activities primarily relate to spending on capital expenditures primarily for production molds, tooling and equipment, as well as technology systems infrastructure, which totaled $8.9 million, $3.8 million and $4.7 million during 2015, 2014 and 2013, respectively. We expect capital spending to increase substantially in 2016 relative to 2015 to support our investments in a new ERP system, IT infrastructure, molds and equipment, facilities and fixtures. This spending is expected to be funded by cash flow from operations.

    Financing activities

              Cash flows provided by financing activities were $33.6 million in 2015 compared to $1.1 million and $9.2 million used in 2014 and 2013, respectively. Cash flows from financing activities predominately related to borrowings and repayments on long-term debt (and related payments of loan costs) and proceeds from employee stock transactions. In 2015, we amended our Term Loan A, as discussed below, and borrowed an additional $35 million. The proceeds from this borrowing were used to repay $10 million outstanding on our revolving debt facility.

              Financial Flexibility.    In June 2012, we entered into a credit agreement with a financial institution, which is also a minority stockholder. The agreement provides for a revolving credit facility and two term loans (which we refer to collectively as the Facility). The Facility is collateralized by substantially all of our assets and matures on June 15, 2017.

              At December 31, 2014, the aggregate borrowings available under the revolving credit facility were $30 million, of which no balance was outstanding. In April 2015, the Facility was amended to increase the maximum borrowings provided by the revolving credit facility to $40 million, of which we had no balance outstanding as of December 31, 2015. In March 2016, the revolving credit facility was amended to increase the maximum available capacity to $55 million. The revolving credit facility bears interest at LIBOR plus an applicable margin based on our leverage ratio, as defined by the credit agreement. At December 31, 2015 and 2014, the effective interest rate on the revolving credit facility was 8.25%. In addition, the revolving credit facility requires an unused facility fee of 0.75%.

              In April 2015, we amended Term Loan A, to enable us to borrow an additional $35 million, which increased the total amount outstanding under Term Loan A at the time of the amendment to $51 million. The proceeds from the additional funding were used to repay then outstanding borrowings under our revolving credit facility and for general corporate purposes. Term Loan A bears interest monthly at LIBOR plus an applicable margin as defined by the credit agreement. At December 31, 2015 and 2014, the effective interest rate on Term Loan A was 8.25%. Principal is due in quarterly installments, with the remaining principal balance due at maturity. At December 31, 2015 and 2014, approximately $49.7 million and $16.6 million, respectively, was outstanding under Term Loan A.

              Term Loan B had an outstanding principal balance of $12 million at both December 31, 2015 and 2014, and is due at maturity in 2017. Term Loan B bears interest monthly at LIBOR plus an applicable margin based on our leverage ratio, as defined by the credit agreement plus 1.00% which, at our option, may be paid in-kind as an addition to principal. At December 31, 2015 and 2014, the effective interest rate on Term Loan B was 12.50%.

              The Facility also requires us to meet certain affirmative, negative and financial covenants. The financial covenants include a fixed charge coverage ratio, total leverage ratio and capital expenditure limitations, as defined by the provisions of the Facility. We were in compliance with all financial covenants at December 31, 2015. We are required to make additional principal payments based on excess annual cash flow and other financial ratios. No additional principal payments were required during either 2015 or 2014.

              Contractual Obligations.    The following table summarizes our contractual cash obligations as of December 31, 2015:

	Payments Due by Period
(dollars in thousands)	Total	Less Than 1 Year	1 - 3 Years	3 - 5 Years	More Than 5 Years
Long-term debt principal payment	$61,676	$1,957	$59,719	$—	$—
Interest	8,128	5,630	2,498	—	—
Operating lease obligations	13,888	3,767	5,915	1,739	2,467

Total	$83,692	$11,354	$68,132	$1,739	$2,467

              On January 29, 2016, we entered into a new operating lease for space to be used as our corporate headquarters. The lease agreement is for two buildings, currently under construction, totaling approximately 175,000 square feet. The construction is expected to be completed during the second quarter of 2017, and the lease term is 120 months. Under the terms of the lease, we will pay approximately $6.4 million in rent in the two year-period from 2017 through 2018, approximately $8.9 million in rent in the two year-period from 2019 through 2020, and approximately $32.9 million in rent for the remaining six-year period thereafter.

              Off-Balance Sheet Arrangements.    We did not have any off-balance sheet arrangements as of December 31, 2015.

Critical Accounting Policies

              Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. In preparing the consolidated financial statements, we make estimates and judgments that affect the reported amounts of assets, liabilities, sales, expenses, and related disclosure of contingent assets and liabilities. We re-evaluate our estimates on an on-going basis. Our estimates are based on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Because of the uncertainty inherent in these matters, actual results may differ from these estimates and could differ based upon other assumptions or conditions.

              The critical accounting policies that reflect our more significant judgments and estimates used in the preparation of our consolidated financial statements include those noted below. Within the context of these critical accounting policies, we are not currently aware of any reasonably likely events or circumstances that would result in materially different amounts being reported.

              Revenue Recognition.    Revenue is recognized when persuasive evidence of an arrangement exists, and title and risks of ownership have passed to the customer, based on the terms of sale. Goods are usually shipped to customers with FOB shipping point terms; however, our practice is to bear the responsibility of the delivery to the customer. In the case that product is lost or damaged in transit to the customer, we take the responsibility to provide new product. In effect, we apply a synthetic FOB destination policy and therefore recognize revenue when the product is delivered to and accepted by the customer. For our national accounts, delivery of our products typically occurs at shipping point, as they take delivery at our distribution center.

              As part of our revenue recognition policy, we record estimated sales returns, discounts, warranties, and miscellaneous claims from customers as reductions to revenues at the time revenues are recorded. We base our estimates on our historical experience and trends. Actual returns, discounts, and warranty claims in any future period are inherently uncertain and thus may differ from our estimates. If actual or expected future returns, discounts, and warranty claims were significantly greater or lower than the reserves we had established, we would record a reduction or increase to net sales in the period in which we made such determination.

              Allowance for Doubtful Accounts.    We make ongoing estimates relating to the ability to collect our accounts receivable and maintain an allowance for estimated losses resulting from the inability of our customers to make required payments. In determining the amount of the allowance, we consider our historical level of credit losses and make judgments about the creditworthiness of our customers based on ongoing credit evaluations and their payment trends. Accounts receivable are uncollateralized customer obligations due under normal trade terms typically requiring payment within 30 to 45 days of sale. Receivables are written off when deemed uncollectible. Recoveries of trade receivables previously written off are recorded to income when received.

              Inventory.    Inventories are comprised primarily of finished goods and are carried at the lower of cost (weighted average cost method) or market (net realizable value). We make ongoing estimates relating to the net realizable value of inventories based upon our assumptions about future demand and market conditions.

              Physical inventory counts and cycle counts are taken on a regular basis. We provide for estimated inventory shrinkage since the last physical inventory date. Historically, physical inventory shrinkage has not been significant.

              Goodwill and Indefinite-Lived Intangible Assets.    Goodwill and intangible assets are recorded at cost, or at their estimated fair values at the date of acquisition. We review goodwill and indefinite-lived intangible assets for impairment annually or whenever events or changes in circumstances indicate the carrying amount may be impaired. In conducting our annual impairment test, we first review qualitative factors to determine whether it is more likely than not that the fair value of the asset is less than its carrying amount. If factors indicate that the fair value of the asset is less than its carrying amount, we perform a quantitative assessment of the asset, analyzing the expected present value of future cash flows to quantify the amount of impairment, if any. We perform our annual impairment tests in the fourth quarter of each fiscal year.

              Long-Lived Assets.    We review our long-lived assets, which include property and equipment and definite-lived intangible assets, for impairment whenever events or changes in circumstances indicate the carrying amount of such assets may not be recoverable. An impairment loss on our long-lived assets exists when the estimated undiscounted cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. Any impairment loss recognized represents the excess of the long-lived asset's carrying value over the estimated fair value.

              Stock-Based Compensation.    We estimate the fair value of stock options on the date of grant using a Black-Scholes option-pricing valuation model, which requires the input of highly subjective assumptions including expected option term, stock price volatility and the risk-free interest rate. The assumptions used in calculating the fair value of stock-based compensation awards represent management's best estimates, but the estimates involve inherent uncertainties and the application of management judgment. Expected stock price volatility is estimated using the calculated value method based on the historical closing values of comparable publicly-held entities. The risk-free interest rate reflects the U.S. Treasury yield for a similar expected life instrument in effect on the date of grant.

              We estimate the fair value of our common stock based on the appraisals performed by an independent valuation specialist. The valuations were performed in accordance with applicable methodologies, approaches and assumptions of the technical practice-aid issued by the American Institute of Certified Public Accountants entitled Valuation of Privately-Held Company Equity Securities Issued as Compensation and considered many objective and subjective factors to determine the common stock fair market value at each valuation date.

              Contingent Consideration Payable.    In connection with Cortec's investment in 2012, we provided a seller earnout provision whereby the sellers would be entitled to an additional cash payment of up to $10 million, which we refer to as the Contingent Consideration, upon the achievement of certain events and performance thresholds. Subsequent to the initial measurement, the liability is measured at fair value on a recurring basis. Key assumptions include the estimated timing of payment, the probability of achieving the specified return and discount rates. Changes in the fair value of the Contingent Consideration are included in other expenses in the accompanying consolidated statements of operations.

Recently Issued Accounting Pronouncements

              In May 2014, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, No. 2014-09, "Revenue from Contracts with Customers: (Topic 606)." This update will supersede the revenue recognition requirements in Topic 605, "Revenue Recognition," and most industry-specific guidance. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In July 2015, the FASB deferred the effective date of this ASU, with the issuance of ASU 2015-14, which is now effective for interim and annual reporting periods beginning after December 15, 2017 (December 31, 2018 for non-public entities). We are evaluating what impact, if any, the adoption of this ASU will have on our financial condition, results of operations, cash flows or financial disclosures.

              In April 2015, the FASB issued ASU No. 2015-03, "Interest—Imputation of Interest (Subtopic 835-30)." This update requires debt issuance costs to be presented in the balance sheet as a direct reduction from the associated debt liability. The standard is effective for interim and annual reporting periods beginning after December 15, 2015. The new guidance will be applied on a retrospective basis. In August 2015, the FASB issued ASU No. 2015-15 which allows a debt issuance cost related to a line-of-credit to be presented in the balance sheet as an asset and subsequently amortized ratably over the term of the line-of credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. We do not expect the adoption of these ASU's to have a material impact on our financial condition, results of operations, cash flows or financial disclosures.

              In July 2015, the FASB issued ASU No. 2015-11, "Inventory (Topic 330)." Topic 330, Inventory, requires an entity to measure inventory at the lower of cost or market. Market could be replacement cost, net realizable value, or net realizable value less an approximately normal profit margin. The amendments apply to all inventory methods except LIFO, this includes inventory that is measured using average cost. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The standard is effective for interim and annual reporting periods beginning after December 15, 2016. We are evaluating what impact, if any, the adoption of this ASU will have on our financial condition, results of operations, cash flows or financial disclosures.

              In November 2015, the FASB issued ASU No. 2015-17, "Income Taxes: (Topic 740)." This update aligns the presentation of deferred income tax assets and liabilities with International Financial Reporting Standards, which requires deferred tax assets and liabilities to be classified as noncurrent in a classified balance sheet. The current requirement that deferred tax liabilities and assets be offset and presented as a single amount is not affected by the amendments in this update. The standard is effective for interim and annual reporting periods beginning after December 15, 2016. The amendments in this update may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. We are evaluating what impact, if any, the adoption of this ASU will have on our financial condition, results of operations, cash flows or financial disclosures.

              In February 2016, the FASB issued ASU No. 2016-02, "Leases (Topic 842)." This update establishes a comprehensive lease standard for all industries. The new standard requires lessees to recognize a right of use asset and a lease liability for virtually all leases, other than leases that meet the definition of short term leases. The standard is effective for interim and annual reporting periods beginning after December 15, 2018 (December 31, 2019 for non-public entities). We are evaluating what impact, if any, the adoption of this ASU will have on our financial condition, results of operations, cash flows or financial disclosures.

Internal Control Over Financial Reporting

              During the preparation of our financial statements for the year ended December 31, 2015, we identified material weaknesses in our internal control over financial reporting. Under standards established by the PCAOB, a material weakness is a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected and corrected on a timely basis.

              The material weaknesses related to lack of appropriate accounting procedures in completing and reviewing account reconciliations; failure to document and communicate agreements and transactions in a timely manner for appropriate accounting; and failure to properly detect and analyze issues in the accounting system related to inventory valuation.

              We are implementing measures designed to improve our internal control over financial reporting to address the underlying causes of these material weaknesses, including implementing improved procedures regarding account reconciliations; documenting and implementing revised delegation of authority and transaction approval policies; implementing IT system enhancements to improve the accuracy of inventory valuation; and hiring additional finance and accounting professionals with U.S. GAAP and SEC reporting experience.

              In accordance with the provisions of the JOBS Act, we and our independent registered public accounting firm were not required to, and did not, perform an evaluation of our internal control over financial reporting as of December 31, 2015 in accordance with the provisions of the Sarbanes-Oxley Act. Accordingly, we cannot assure you that we have identified all, or that we will not in the future have additional, material weaknesses. Material weaknesses may still exist when we report on the effectiveness of our internal control over financial reporting as required by reporting requirements under Section 404 of the Sarbanes-Oxley Act after the completion of this offering.

Quantitative and Qualitative Disclosure About Market Risk

              Interest Rate Risk.    In order to maintain liquidity and fund business operations, we have a long term credit facility and debt arrangements which bear a range of fixed and variable rates of interest. The nature and amount of our long-term debt can be expected to vary as a result of future business requirements, market conditions and other factors. As of December 31, 2015, we have a credit agreement with a financial institution which is also a minority stockholder. The agreement provides for a revolving line of credit and two term loans that each bear interest at LIBOR plus an applicable margin. As such, a change in the market conditions could impact the amount recorded for interest expense. We may elect to enter into interest rate swap contracts to reduce the impact associated with interest rate fluctuations. As of December 31, 2015, we have not entered into any such contracts.

              Credit Risk.    We are exposed to credit risk primarily on our accounts receivable. We provide credit to customers in the ordinary course of business and perform ongoing credit evaluations. We believe that our exposure to concentrations of credit risk with respect to trade receivables is mitigated by our large customer base. We believe that our allowance for doubtful accounts is sufficient to cover customer credit risks as of December 31, 2015.

              Concentration Risk.    For 2015, 2014 and 2013, our largest single customer represented 15%, 11% and 11% of gross sales, respectively. No other customer accounted for more than 10% of gross sales in any of 2015, 2014 or 2013.

              We are exposed to risk due to our concentration of business activity with certain contract manufacturers of our products. For our hard coolers, our two largest manufacturers comprised approximately 75% of our production volume during 2015. For each of our soft coolers and drinkware products, our largest manufacturer comprised over 90% of our production volume during 2015. We added additional manufacturers in each of these product categories during 2015.

              Inflation Risk.    Inflationary factors such as increases in the cost of our product and overhead costs may adversely affect our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and selling, general and administrative expenses as a percentage of net sales, if the selling prices of our products do not increase with these increased costs.

              Commodity Price Risk.    The primary raw materials and components used by our contract manufacturing partners include polyethylene, polyurethane foam, stainless steel, polyester fabric, zippers, and plastic. We believe these materials are readily available from multiple vendors. We have, and may continue to, negotiate prices with suppliers of these products on behalf of our contract manufacturers in order to leverage the cumulative impact of our volume. We do not, however, source significant amounts of these products directly. Certain of these products use petroleum or natural gas as inputs. However, we do not believe there is a significant direct correlation between petroleum or natural gas prices and the costs of our products.

Additional Non-GAAP Financial Measure

              Pro Forma EBITDA.    Pro Forma EBITDA is defined as net income before interest expense, income tax expense, depreciation and amortization, non-cash stock-based compensation expense, non-cash asset impairments, and certain cash settled expenses directly attributable to specific transition events, which we believe are of a transitional nature. These transitional events include: (a) the transition to Cortec majority ownership; (b) the transition to our ongoing senior management team; (c) the transition to our current product warehousing/distribution, quality control, and information technology structures; (d) the transition to a public company; and (e) the estimated incremental inbound air freight expense compared to the estimated cost of shipment via ocean freight for inbound transportation of drinkware products.

              The expenses incurred related to these transitional events include: (a) management fees and contingent consideration related to the transition to Cortec majority ownership; (b) severance, recruiting, and relocation costs related to the transition to our ongoing senior management team; (c) the end of contract incentives to our previous third-party logistics provider, startup costs for our ongoing third-party logistics provider, excess product inspection and quality testing expenses in migrating to our current statistical Acceptable Quality Level inspection program, and consulting and training expenses related to our current information technology structure; (d) recruiting fees for potential independent members of our Board of Directors in connection with our transition to a public company; and (e) the estimated portion of air freight expense for shipments of certain drinkware products in excess of the estimated cost of ocean freight. All of the aforementioned costs are reported in SG&A with the exception of the premium for inbound air freight expense, which is reported in cost of goods sold.

              Pro Forma EBITDA is not defined under GAAP, and it may not be comparable to similarly titled measures reported by other companies. We use Pro Forma EBITDA, along with GAAP measures, as a measure of profitability as Pro Forma EBITDA provides insight to our cash-based operating profit, as it excludes certain expenses related to what we believe are events of a transitional nature. In addition, we believe Pro Forma EBITDA helps compare our performance trends over time. We refer to Pro Forma EBITDA as a percentage of net sales to provide a measure of relative profitability.

              We believe EBITDA is useful to investors as it is a widely used measure of performance, and the adjustments we make to EBITDA provide further clarity on our profitability. We remove the effect of non-cash stock-based compensation from our earnings as this can vary based on share price, share price volatility and the expected life of the equity instruments we grant. We remove the effect of asset impairments to calculate Pro Forma EBITDA for the same reason that we also remove depreciation and amortization, as it is part of the impact of our asset base. We remove the effect of expenses related to the aforementioned transitions as we believe these items are of a transitional nature. Pro Forma EBITDA has limitations as a profitability measure in that it does not include interest expense on our debts, our provision for income taxes, the effect of our expenditures for capital assets and certain intangible assets, the effect of non-cash stock-based compensation expense, the effect of asset impairments, and the impact of certain expenses related to transitional events that are settled in cash.

              In evaluating Pro Forma EBITDA, you should be aware that in the future we may incur expenses similar to those for which adjustments are made in calculating Pro Forma EBITDA. Our presentation of Pro Forma EBITDA should not be construed as a basis to infer that our future results will be unaffected by unusual or non-recurring items.

              The table below presents a reconciliation of net income to Adjusted EBITDA and to Pro Forma EBITDA:

	For the Year Ended December 31,
(dollars in thousands)	2015	2014	2013
Net income	$74,222	$14,210	$7,261
Interest expense	6,075	3,522	3,884
Income tax expense	41,139	7,714	3,806
Depreciation and amortization expense	7,531	6,803	5,713
Non-cash stock-based compensation expense	624	233	125
Asset impairments	—	—	—

Adjusted EBITDA	$129,591	$32,482	$20,789

Expenses incurred due to the:
Transition to Cortec majority ownership	$7,224	$971	$971
Transition to the ongoing public company senior management team	285	—	—
Transition to ongoing systems, quality, and distribution structure	1,861	1,099	1,116
Transition to a public company	—	—	—
Inbound air freight premium for drinkware	18,446	2,523	—

Pro Forma EBITDA	$157,407	$37,075	$22,876

Net sales	$468,946	$147,729	$89,923
Adjusted EBITDA as a % of net sales	28%	22%	23%
Pro Forma EBITDA as a % of net sales	34%	25%	25%

BUSINESS

Our Company

              We are a rapidly growing designer, marketer, and distributor of premium products for the outdoor and recreation market. Our brand promise is to ensure each YETI product will deliver exceptional performance and durability in any environment. By consistently delivering on this promise, we have built a following of passionate and engaged consumers, ranging from serious outdoor enthusiasts to individuals who value products of uncompromising quality and design. The increasing demand for our innovative products is evidenced by our net sales growth from $90 million in 2013 to $469 million in 2015, representing a CAGR of 128%. Over the same period, our operating income increased from $15 million to $128 million, representing a CAGR of 190%.

Our current product portfolio includes:

Note: Cooler accessories are included in Coolers & Equipment. Price ranges listed in Coolers & Equipment are for hard and soft coolers and price ranges listed in Drinkware are for stainless steel drinkware. Gross sales to our retail partners do not reflect the impact of product returns or discounts for certain sale programs.

              Our multifaceted marketing strategy has been instrumental in driving sales and building equity in the YETI brand. We have become a trusted and preferred brand to experts and serious enthusiasts in an expanding range of outdoor activities, including hunting, fishing, camping, barbecue, and farm and ranch activities, among others. Their brand advocacy, combined with our various marketing efforts, has broadened our appeal to a larger consumer population. We maintain an active roster of YETI Ambassadors, a group comprised of world-class hunters, anglers, rodeo cowboys, barbecue pitmasters, and outdoor adventurers who embody our brand. We produce original short films and distribute them through our content-rich website, through our active social media presence, and to our sizable email subscriber base. We also directly engage with our consumers by sponsoring and participating in a variety of events, including sportsman shows, outdoor festivals, rodeos, music and film festivals, barbecue competitions, fishing tournaments, and retailer events. We believe our innovative consumer engagement reinforces the authenticity and aspirational nature of our brand and products across our expanding consumer base.

              We sell our products through retail partners committed to delivering our brand message and through our direct-to-consumer channel. Our products are sold by approximately 6,000 independent retailers, including outdoor specialty, hardware, and farm and ranch supply stores, among others. We also partner with national accounts such as Academy Sports+Outdoors, Bass Pro Shops, Cabela's, Dick's Sporting Goods, REI, and West Marine. Our retail partners value our products' high in-store profitability and credit us with driving increased customer traffic to their stores and websites. According to several of our retail partners, certain of our products have among the highest performing sales metrics in their stores. In addition, we continue to make significant investments in our e-commerce capabilities to address our rapidly expanding direct-to-consumer channel. We do not sell our products through mass merchandisers, club stores, or discounters, and we maintain a consistent minimum advertised price policy across all our sales channels.

Our History

              Our Founders, Roy and Ryan Seiders, are avid outdoorsmen who were frustrated with equipment that could not keep pace with their pursuits. Tired of relying on poorly constructed coolers, they set out to build a more durable, superior-performing product. Utilizing innovative design insights and advanced manufacturing techniques, they developed a nearly indestructible hard cooler with rugged performance features for extreme environments.

              By employing the same uncompromising approach to product quality and functionality, we have expanded our product line beyond hard coolers to soft coolers and stainless steel drinkware that feature similar quality and durability characteristics. All elements of our products are thoughtfully designed and rigorously tested to maximize performance while minimizing complexity, allowing us to deliver highly functional products with simple, clean, and distinct designs.

              Key milestones and product introductions:

              Initially, we achieved success with hunters and anglers in and around the Gulf Coast region of the United States. We have since expanded to a broader consumer base through word-of-mouth, endorsements from our Ambassadors, traditional marketing, social media, our original short films, our sizeable email subscriber base, and our content-rich website. Today, we have a large and growing base of passionate consumers who span lifestyles, U.S. regions, ages, and demographic groups. We believe that due to our rapid product sell-through and strong track record of driving increased customer traffic we have become one of the most important and trusted brands for our retail partners. Our products are sold by approximately 6,000 independent retailers, including outdoor specialty, hardware, and farm and ranch supply stores, among others.

              In an effort to keep up with growing demand, we have expanded our product sourcing network and supply chain infrastructure. Today, we have multiple manufacturing partners for each of our product categories, providing diversity and protection against supply interruptions. Since late 2015, after outgrowing a previous 3PL's system capabilities and space, we have utilized a leading 3PL partner for our logistics and distribution activities, including cross-docking, acceptable quality limit inspection, and warehousing.

              To support our growth, we have assembled a senior management team comprised of experienced executives from large global consumer product brands and publicly listed companies. They have proven track records of building brands, leading innovation, expanding distribution, and driving best-in-class operations. Our management team and more than 300 employees reflect the values instilled by our Founders and promote YETI's authentic and innovation-driven culture.

Our Competitive Strengths

              We believe the following strengths differentiate us from our competitors and are important to our success:

              Powerful, Growing Brand with a Passionate Consumer Base.    The YETI brand stands for superior performance, uncompromising quality, and durability. We believe these attributes have made YETI the preferred choice of professionals, serious outdoor enthusiasts, and other consumers who appreciate our brand and product performance. Our consumers frequently engage with our brand through our website. Our branded digital content generated approximately 10 million unique views in 2015. In addition, we have a very active and growing social media presence with over 419,000 Facebook likes, 349,000 Instagram followers, and a database of more than 900,000 subscriber email addresses as of March 31, 2016. YETI has also received unsolicited endorsements from well-known celebrities. For example, YETI products are featured in the music video and lyrics of the hit country western song "Buy Me a Boat" by Chris Janson, which spent 14 weeks on the Billboard Top 100, and in the music video for "Save It for a Rainy Day" by Kenny Chesney.

              We have a broad and diverse consumer base that stretches across geographies, age groups, and genders and includes individuals who participate in numerous recreational activities and professional pursuits. We support and build our brand through significant investments in traditional, digital, and social media and a wide-range of grass-roots initiatives that foster interaction with our target consumers. Our consumers proudly wear YETI apparel, display YETI banners and decals, buy multiple YETI products, and proactively recommend us to their friends, family, and others through social media and by word-of-mouth. The emotional connection and brand advocacy of our consumers help fuel our growth and grant us permission to expand our product offering into other relevant outdoor categories.

              Superior Design Capabilities and Product Development.    Our culture of innovation and success in identifying consumer needs drive our robust product pipeline. We design and develop premium outdoor products that we believe set new standards for product quality, durability, and design. Our product development team utilizes advanced design software, 3D printing, and rapid prototyping, among other state-of-the-art technologies. To optimize product performance, we partner with highly qualified raw material suppliers and manufacturers that employ advanced production techniques and quality assurance processes. We actively develop and protect our intellectual property.

              Differentiated and Varied Sales Channels.    We sell our products through independent retailers, national accounts, and our direct-to-consumer platform. We carefully select retail partners whose image is consistent with our premium brand and pricing. We believe YETI has become one of the most important brands for our retail partners due to our rapid product sell-through, high profitability, and track record of driving increased store traffic. In addition, we believe our products provide among the highest gross profit per unit for our retail partners, further strengthening their loyalty to, and advocacy of, our brand. We believe our dedicated national sales force provides us with a distinct competitive advantage by directly engaging with our retail partners on product presentation, marketing, and retail merchandising.

              We generate the majority of our sales through a diverse national network of approximately 6,000 independent retailers who specialize in selling to participants in hunting, fishing, camping, barbecue, outdoor, and farm and ranch activities, among others. Additionally, these independent retailers provide valuable brand advocacy to our consumers, as they often have significant influence on in-store purchasing behavior. Our national accounts provide broad reach and increased consumer access to our products while maintaining brand consistency and pricing parity with our independent retailers. We also sell a steadily increasing percentage of our products directly to consumers through YETI.com and over the phone via our YETI Outfitters customer service group. We do not sell our products through mass merchandisers, club stores, or discounters, and we maintain a consistent minimum advertised price policy across all our sales channels.

              Experienced Management Team.    Our senior management team is comprised of experienced executives from large global consumer product brands and publicly listed companies. They have proven track records of building brands, leading innovation, expanding distribution, and driving global operations. Our management team and employees reflect the values instilled by our Founders and promote our authentic and innovation-driven culture. Matt Reintjes, our President and Chief Executive Officer, most recently headed Vista Outdoor's Outdoor Products segment. Richard Shields, our Chief Financial Officer, brings more than twenty years of finance and executive experience with high-profile consumer brands.

              YETI's culture is an embodiment of the values of our Founders, Roy and Ryan Seiders, who continue to work as a member of our product development team and a YETI Ambassador, respectively, and help to identify new opportunities and drive innovation.

    Strong Financial Performance.

(dollars in millions)

              We have delivered outstanding sales growth, operating income margin, Pro Forma EBITDA, and return on invested capital. Our net sales increased from $90 million in 2013 to $469 million in 2015, representing a CAGR of 128%, driven primarily by continued demand for our existing products as well as new product introductions. Our operating income increased from $15 million in 2013 to $128 million in 2015, representing a CAGR of 190%. Operating income represented 27% of net sales in 2015. Our Pro Forma EBITDA increased from $23 million in 2013 to $157 million in 2015, representing a CAGR of 162%. Pro Forma EBITDA represented 34% of net sales in 2015. Our "asset-light" business model, which includes outsourced production, distribution, and logistics, has limited our capital expenditure requirements and contributed to a strong return on invested capital. See "Summary Consolidated Financial and Other Data" for the definition of Pro Forma EBITDA, a non-GAAP measure, and a reconciliation to net income.

Growth Strategies

              Key elements of our growth strategy include:

              Increase Supply to Meet Demand from Retail Partners and Consumers.    Our net sales tripled from 2014 to 2015 and demand from our retail partners and direct-to-consumer channel exceeded our ability to supply many of our products. In response, we have expanded and continue to diversify our global manufacturing capacity, which we expect will enable us to significantly increase our sales in 2016. We continuously work with our supply chain partners to increase manufacturing capacity to meet anticipated future demand while maintaining our exacting quality standards.

              Increase Sales at Existing Retail Partners.    We are focused on continuing to drive sales by enhancing our in-store presence and increasing our product offering at our existing retail partners. This includes creating customized YETI shop-in-shop concepts at select national accounts, supplying new and larger merchandising fixtures to our independent retailers, training store associates to deliver a premium YETI experience for customers, and providing attractive and informative point-of-purchase materials that showcase our products' features. Furthermore, we have instituted more efficient planning programs with our retail partners to better anticipate their inventory needs, including pre-booking processes and using third-party data aggregators to provide sell-through information. We believe the broad support of our retail partners, facilitated by our dedicated national sales force and strong product profitability, will drive continued increases in the square footage allocated to YETI products.

              Expand Our Base of Retail Partners.    We believe there is an opportunity to continue to broaden our base of retail partners. We plan to strategically add new independent retailers to strengthen our existing footprint and further penetrate newer regions. We may also partner with select additional national accounts that are consistent with YETI's premium brand in order to extend our reach to new consumers. For example, we entered into a partnership with REI in late 2014, expanding our presence in the outdoor recreation and camping market. During 2015, our first full year with REI, we rapidly increased our shelf space and became one of their top vendors.

              Introduce New and Innovative Products.    We have a history of developing innovative products, including new products in existing families, product line expansions, and accessories, as well as products that bring us into new categories. For example, in 2014, we successfully expanded our Coolers & Equipment product line with the introduction of the Hopper™ soft cooler and also entered a new category with the Rambler™ drinkware line. We then expanded our drinkware category with the launch of the Rambler™ Colster® and Rambler™ Lowball in 2015. In 2016, we further extended our Rambler™ line with the introduction of our stainless steel vacuum-insulated bottles. We intend to continue to introduce new product expansions, such as additional sizes and colorways, and then offer accessories within our Tundra® hard cooler, Hopper™ soft cooler, and Rambler™ drinkware lines. We have also identified longer-term opportunities in new product categories where we believe we can redefine performance standards and offer superior quality and design to consumers. We believe that consumers who value our focus on uncompromising quality and design will continue to purchase YETI products as we enter these new categories.

              Increase YETI Marketing and Brand Investment.    We plan to reinforce and extend our premium position in the outdoor and recreation market through innovative marketing strategies that are designed to further enhance the value and visibility of our brand. From 2013 through 2015, we invested $42 million in marketing to support and grow the YETI brand, and we intend to continue investing to facilitate future growth. We further invest in our brand by engaging with our consumers through traditional TV and print advertising, YETI Ambassadors, digital and social media, original YETI films, through our email subscriber base, and participation in, and sponsorship of, a broad range of community events.

              Increase Sales Through YETI.com.    YETI.com is core to our consumer engagement strategy, providing an immersive brand experience through our original content as well as an effective e-commerce platform. To satisfy demand from our retail partners over the past few years, we have intentionally limited the amount of product available for sale on our website. In 2016 and beyond, we plan to offer our full product line through YETI.com, providing consumers with a platform to engage with our brand and purchase our products. We will also continue to use YETI.com to showcase new product introductions and deliver our unique and innovative content.

              Expand into International Markets.    We believe international markets represent a meaningful, long-term growth opportunity. Many of the market dynamics and consumer needs that we have successfully identified domestically are also present in several large international markets. Over time, we plan to capitalize on the strength of our brand with a focused international expansion strategy.

Our Market

              Our premium products are designed for use in a variety of outdoor activities, including recreational and professional pursuits. We target various categories, including hunting, fishing, camping, barbecue, and farm and ranch activities, among others. We have successfully increased our addressable market since our founding by broadening our product assortment, most recently with the launch of soft coolers and drinkware in 2014, which expanded our reach beyond the premium hard cooler category.

              The outdoor and recreation market in the United States is large, growing, and represents a diverse economic super sector with consumers of all genders, ages, ethnicities, and income levels. According to the Outdoor Industry Association's 2012 Outdoor Recreation Economy Report, which report is published every five years, outdoor recreation product sales in the United States totaled approximately $120 billion in 2011. In addition, we operate in the broader drinkware market.

Product Design and Development

              We design and develop our products to provide superior performance, uncompromising quality, and durability in a variety of outdoor environments. All elements of our products are thoughtfully designed and rigorously tested to maximize performance while minimizing complexity, allowing us to deliver highly functional products with simple, clean, and distinct designs. These product attributes, coupled with the strength of the YETI brand, have allowed us to establish and maintain premium price positioning across all of our products.

              Building upon the success of our foundational Tundra® hard coolers, we have broadened our product line to include soft coolers, drinkware, and gear. We enter new product categories by designing solutions grounded in practical consumer insights. We use high quality materials as well as advanced design and manufacturing processes to create premium products that redefine consumer expectations and deliver best-in-class product performance. We continue to expand our product line by introducing anchor products, followed by product expansions, such as additional sizes and colorways, and then offer accessories.

              To ensure our continued success in bringing category-redefining products to market, our marketing and product development teams collaborate to identify consumer needs and product opportunities that are consistent with the YETI brand. Our product development team, which includes one of our Founders, Roy Seiders, is comprised of 24 engineers and product design personnel who follow a disciplined, stage-gate product development process. This team utilizes advanced design software, 3D printing, and rapid prototyping, among other state-of-the-art technologies. We collaborate with our YETI Ambassadors, industry professionals, and select YETI "super-users" to test the limitations of our prototypes and provide feedback that is incorporated into final product designs. Once we approve the final design and specifications of a new product, we partner with leading global suppliers and specialized manufacturers to produce our products according to our exacting performance and quality standards.

              Our current product portfolio is composed of Coolers & Equipment, Drinkware, and Other:

              Coolers & Equipment.    Our Coolers & Equipment category consists of hard coolers, soft coolers, and their associated accessories. These products collectively accounted for approximately 50% of our sales in 2015.

Hard Coolers. We redefined this category of the cooler market by offering premium products with superior durability and thermal capabilities. Unlike conventional hard coolers, our hard coolers are built with seamless rotationally-molded, or rotomolded, construction, making them nearly indestructible. For superior ice retention, we pressure-inject up to two inches of commercial-grade polyurethane foam into the walls and lid and utilize a freezer-quality gasket to seal the lid. Our hard coolers also incorporate many other innovative features:

In 2015, we offered three product families within our hard cooler category: Tundra® coolers; Roadie® coolers; and YETI TANK® coolers. We also offer accessories including locks, beverage holders, and other add-ons to increase our products' versatility.

Our signature Tundra® hard coolers, originally designed to perform in demanding hunting and fishing environments, are also widely used in boating, whitewater rafting, camping, barbecuing, tailgating, farming, and ranching activities. We offer Tundra® coolers in multiple color options and sizes to accommodate nearly any outdoor adventure. Our Tundra® coolers received a "Certified Bear Resistant" designation from the Interagency Grizzly Bear Committee by passing a series of rigorous tests, including an hour-long encounter with two adult grizzly bears. We also offer a wide array of Tundra® accessories to allow for consumer customization, including locks, tie-down kits, seat cushions, beverage holders, fishing rod holsters, cooler dividers, and bear-proof locks.

The Roadie® cooler is a personal-sized cooler with the same rotomolded construction and ice-retaining insulation as our Tundra® cooler. Equipped with a heavy-duty stainless steel handle, the Roadie® cooler is designed to provide convenient portability, whether at the campsite, on the beach, a boat, an ATV, a golf cart, or the jobsite. Like our Tundra® coolers, the Roadie® cooler uses patented T-Rex™ lid latches and has the Interagency Grizzly Bear Committee stamp of approval.

The YETI TANK® cooler is our multi-functional, bucket-style cooler designed for a diverse range of recreational and backyard activities. For example, our YETI TANK® 85 cooler is capable of holding a beer keg, 60 longneck bottles, 96 cans, 50+ blue crabs, or 20 gallons of punch. Like our Tundra® coolers, the YETI TANK® cooler is rotomolded, features sturdy DoubleHaul™ handles for easy portability, and includes the Vortex™ drain system for quick, simple drainage.

Soft Coolers. Launched in 2014, our Hopper™ coolers are designed to be 100% leakproof and provide superior durability and ice retention compared to ordinary soft coolers. Like the Tundra® cooler in the hard cooler category, the introduction of the Hopper™ cooler created a premium segment in the soft cooler market that did not previously exist. The Hopper™ cooler is popular with a broad range of consumers who appreciate its performance, convenience, and portability, ranging from avid outdoorsmen to beachgoers. Innovative features of the Hopper™ cooler are depicted below:

Our Hopper™ soft cooler product line currently includes three sizes, will be available in two colorways as of summer 2016, and includes accessory options such as the SideKick™ gear case, MOLLE Zinger retractable lanyard, and a mountable MOLLE Bottle Opener.

              Drinkware.    In 2014, we introduced the first two products in our Rambler™ stainless steel drinkware family, the first collection of YETI products that fit in cup holders and the palms of consumers' hands. Similar to previous YETI products, the Rambler™ significantly outperformed existing category standards for durability and thermal retention. All of our products in the Rambler™ family are made with durable kitchen-grade 18/8 stainless steel, double-wall vacuum insulation, and our innovative No Sweat™ design. The result is high-performing drinkware products that keep beverages at their preferred temperature—whether hot or cold—for hours at a time without condensation. In 2015, our Rambler™ drinkware line accounted for 47% of our sales.

The Rambler™ Tumblers were our first drinkware products. Offered in 20-oz. and 30-oz. sizes, the Rambler™ Tumbler is a stainless steel cup used by outdoor enthusiasts, urban commuters, coffee drinkers, and those who simply appreciate long-lasting hot or cold beverages. Rambler™ Tumblers maintain ice more than twice as long as plastic double-wall tumblers, and include an easy-to-clean, shatterproof, and crystal clear lid. A straw lid is also offered as an accessory alternative.

Launched in 2015, the Rambler™ Colster® is our beverage-insulator that keeps bottles or cans chilled more effectively than traditional foam koozies. The Colster® employs our LOAD-AND-LOCK™ gasket technology to lock in the cold for hours for any standard 12-oz. bottle or can.

The Rambler™ Lowball is a 10-oz. stainless steel cup that retains beverage temperatures far longer than standard mugs or cocktail glasses. Like other Rambler™ products, the Lowball features the No Sweat™ design and vacuum insulated stainless steel construction.

In the first quarter of 2016, we introduced 18-oz., 36-oz., and 64-oz. closed-cap Rambler™ Bottles. Rambler™ Bottles feature insulated TripleHaul™ caps that are easy to grip, are leakproof, and are airtight for maximum thermal retention. Their wide mouth Over-the-Nose™ design provides an extra-wide opening for easier loading, drinking, and cleaning.

              Other.    YETI consumers are proud to associate with the YETI brand in more ways than just using our coolers and drinkware products. We offer an array of YETI branded gear, from YETI hats and shirts to bottle openers and ice substitutes. As the YETI brand has grown, sales of gear and accessories have also increased, accounting for 3% of our sales in 2015.

Marketing

              Our multifaceted marketing strategy has been instrumental in driving sales and building equity in the YETI brand. Through various marketing efforts and our superior product performance, our goal is to continue to be the trusted and preferred brand to experts and serious enthusiasts in hunting, fishing, camping, barbecue, farm and ranch, and numerous other outdoor activities, while also being attractive to the quality-oriented consumer. Through our marketing initiatives, we engage a wide array of consumers across broadening demographic groups and geographies. We believe our innovative and extensive engagement reinforces the authenticity and aspirational nature of our brand and products to both existing and target consumers.

              We employ a wide range of marketing tactics to cultivate our relationships with experts, serious enthusiasts, and everyday consumers. Our marketing team uses targeted television, print, digital, and outdoor media advertising. In addition to traditional marketing, we create original short films and high quality content for YETI.com, and use social media, email marketing, YETI Ambassadors, and participation in consumer events. We also drive our sales through extensive in-store retail merchandising.

              Targeted Advertising.    We develop and selectively use advertising in television, print, digital, and outdoor media to communicate with existing and target consumers across our various user communities. We develop creative and authentic advertising content that appeals to enthusiasts within each activity as well as a broad range of consumers.

YETI Creates Powerful Print Media

              YETI Original Content.    We regularly deliver premium quality branded content to the YETI community, primarily through the creation and production of unique short films, photography, and editorial features. Our films, marketed under the "YETI Presents" and "YETI Versus" series, are typically three to ten-minutes in duration. YETI Presents films feature compelling stories about real people involved in aspirational outdoor activities consistent with our brand positioning. YETI Versus films are extreme demonstrations of our products' superior durability in which our products are subjected to abuse that would destroy ordinary coolers. The regular release of original YETI films is supplemented with photographic and editorial features, allowing our brand to maintain a constant, authentic connection to our consumers. In 2015, our branded digital content generated approximately 10 million unique views.

"YETI Presents" Produces Unique Professional Films

              YETI.com and Social Media.    YETI.com is the digital platform where our consumers engage with our original short films, Ambassador stories, blogs, and consumer testimonials, while serving as an accessible e-commerce site. Our website features our entire product catalog, detailed product overviews, customer reviews, and our custom logo program. In addition to serving as the home of our products and original content releases, YETI.com also provides video tutorials for maximizing the use and enjoyment of our products.

              Our proprietary content is supplemented by our active and growing social media presence. As of March 31, 2016, we had over 419,000 Facebook likes, 349,000 Instagram followers, and 900,000 opt-in email subscribers. Our social media program connects us directly with consumers and helps to cultivate a brand community for our users to share their passion for our brand and products.

#BUILTFORTHEWILD Compiles User-Generated Content

              YETI Ambassadors.    Our YETI Ambassadors are masters of their crafts across a wide variety of outdoor pursuits. They demand durability and superior performance from their products. Our Ambassadors include personalities such as renowned angler Flip Pallot, James Beard Award-winning barbecue pitmaster Aaron Franklin, and widely respected hunting TV host Jim Shockey. All of our Ambassadors use YETI products and are significant influencers within their respective outdoor pursuits, providing authentic stories to which our consumers can relate and aspire. Our Ambassadors speak to our consumer base through social and traditional media channels, participate in the creation of original YETI branded content, and appear at our consumer events.

YETI Ambassadors Are Key Influencers in Their Respective Communities

              Consumer Events.    We participate extensively in consumer events to introduce YETI products to targeted audiences and further develop grass-roots connections with current and potential new consumers. These events include sportsman shows, outdoor festivals, rodeos, music and film festivals, barbecue competitions, fishing tournaments, and retailer events. We have built a field marketing team that is staffed with highly trained brand and activity experts, who create compelling brand and product experiences through the use of custom-built mobile marketing units, such as our innovative Rambler Roadhouse, a converted horse trailer.

              Retail Development and Product Presentation.    Our dedicated sales force directly engages with our retail partners in product presentation, marketing, and retail merchandising. This includes creating customized YETI shop-in-shop concepts at select national account locations, supplying merchandising fixtures to our independent retailers, training store associates to deliver premium YETI consumer experiences, and providing attractive and informative point-of-purchase materials that showcase our product features.

              We also work with select retail partners to develop custom merchandising solutions. For example, for certain national accounts we have created a "YETI Wall" concept in select store locations.

Sales Channels

              We sell our products through our retail partners and our direct-to-consumer channel. Our retail network is comprised of approximately 6,000 independent retailers as well as select national accounts. We develop and maintain relationships with our independent retailers and national accounts by offering them an attractive combination of profitability, rapid inventory turns, increased customer traffic, and marketing and merchandising support. We choose our retail partners carefully, based on their commitment to appropriately showcase the YETI brand and product line, provide hands-on customer service, and willingness to abide by our terms and conditions, including adherence to our minimum advertised price policy.

              Our retail distribution is supported by our dedicated 124-person sales and account management team. This team serves our nationwide retailer base and identifies potential new partners to expand our geographic footprint. Our sales force is compensated through an incentive-based program designed to drive focus on and execution of our strategic initiatives. All account information and ordering activities are managed through our customer relationship management platform. We work to ensure our retail partners and consumers receive outstanding customer service through our YETI Outfitters and sales and account management customer service representatives. We believe that our dedicated national sales force and YETI Outfitters provide us a distinct advantage, as many of our peers use independent sales representatives or distributors that carry multiple brands.

              Independent Retailers.    Since our inception, we have been committed to building enduring relationships with a diverse network of independent retailers that cater to local communities and specific outdoor categories, including:

• Hunting and shooting sports • Fishing equipment and guides • Boating and marine equipment • Camping, hiking, and outdoor adventure • Farm and ranch supplies	• Outdoor sports outfitting • Hardware and specialty equipment • Building materials and tools • Barbecue supplies and equipment • Travel, outdoor recreation, and adventure

              Our independent retailers provide valuable brand advocacy, authenticity, and ambassadorship, as they often carry significant influence in a consumer's purchasing decision.

              National Accounts.    We have built relationships with several well known outdoor products and sporting goods retailers. In 2008, we began working with Bass Pro Shops and Cabela's. Since that time, we have established relationships with Academy Sports+Outdoors, Dick's Sporting Goods, REI, and West Marine. We believe that these national accounts broaden our reach and provide consumers access to our full range of products while maintaining brand and pricing consistency with our independent retailers. According to some of these national accounts, in just a few years, YETI has become one of their most important brand partners. In 2015, Academy Sports+Outdoors represented 15% of our gross sales.

              Direct-to-Consumer.    We sell our products directly to consumers through YETI.com and over the phone via our YETI Outfitters customer service group. We believe that YETI.com provides consumers a premium website experience through a combination of extensive product information, unique digital content and blogs, Ambassador-driven brand advocacy, and user-generated content. Importantly, product prices on our website are the same as those found at our independent retailers and national accounts, maintaining our minimum advertised price policy across all our sales channels. While we have offered direct-to-consumer products since our inception, during the past few years we have intentionally limited the amount of products we made available for sale in order to satisfy demand from our retail partners.

Manufacturing, Supply Chain, and Quality Assurance

              To facilitate our "asset light" business model, we manage a global supply chain of highly qualified, best-in-class, third-party manufacturing and logistics partners. Our global supply chain management team includes domestic professionals as well as a team of sourcing and quality personnel based in Asia. This group identifies and validates cutting-edge materials as well as manages and qualifies suppliers and manufacturing partners that have advanced production and quality assurance processes.

              We work with multiple manufacturing partners, located in the United States, China, and the Philippines. We hold our manufacturers to rigorous quality and product conformance standards. We generally do not have long-term agreements with our manufacturing partners and instead operate on a purchase order basis.

              The primary raw materials and components used by our manufacturing partners include polyethylene, polyurethane foam, stainless steel, polyester fabric, zippers, and other plastic materials and coatings. We believe these materials are readily available from multiple vendors. We stipulate approved suppliers and control the specifications for key raw materials used in our products. We also negotiate raw material prices with suppliers on behalf of our manufacturers in order to leverage the cumulative impact of our volume and provide us with visibility into our product costs. We do not, however, directly source significant amounts of these raw materials and components. Certain of these materials use petroleum or natural gas as inputs. We have not witnessed any correlation between petroleum or natural gas prices and our costs for these products.

              To enforce our stringent product quality standards and exercise additional control over the manufacturing processes, we order and own the computer controlled molds used in the production of our hard coolers, as well as molds and tooling used in the production of certain of our other products. To ensure consistent product quality, we provide detailed specifications for our products and inspect finished goods both at our manufacturing partners as well as upon delivery to our 3PL. As part of our quality assurance program, we develop and implement comprehensive product inspection and facility oversight processes that are performed by our employees and third-party resources. These teams work closely with our suppliers to assist them in meeting our quality standards, as well as improving their production yields and throughput.

Distribution and Inventory Management

              Effective inventory management is important to the performance of our business. Since late 2015, after outgrowing a previous 3PL's system capabilities and space, we have utilized a leading 3PL partner for our logistics and distribution activities, including cross-docking, acceptable quality limit inspection, and warehousing. Our 3PL partner manages our inventory in a 464,400 square foot facility in Dallas, Texas. We believe our 3PL partner has expansion capacity to meet our needs for the foreseeable future.

              We address inventory management by focusing on sell-through analysis, retail merchandising, and demand forecasting and work with our supply chain to predict and meet demand across our channels. We are seeking to increase our inventory levels to better satisfy demand from our retail partners and our direct-to-consumer channel.

Intellectual Property and Brand Protection

              We have taken a variety of operational and legal measures to protect our distinctive brand, designs, and the functional elements of our products. Our engineering and industrial design teams collaborate at our Austin, Texas headquarters to create our new products. As part of this process, all product designs, specifications, and performance characteristics are developed and documented. After these aspects of the process are complete, we apply for patents, trademarks, and copyrights, as appropriate.

              We own the patents, trademarks, copyrights, trade dress, and other intellectual property rights that support key aspects of our brand and products. We believe these intellectual property rights, combined with our distinctive product design, performance, and brand name and reputation, provide us with a competitive advantage. To implement our e-commerce and digital media initiatives, we own the URLs for YETI.com, yeticoolers.com and other brand-relevant website addresses, in the United States as well as certain other countries.

              We vigorously defend against infringement of our intellectual property, including the sale of counterfeit goods. Our experienced legal and brand protection teams routinely initiate claims and litigation to protect our intellectual property assets, including YETI's distinctive trade dress. In the future, we intend to continue to file for appropriate intellectual property protection for our new products and prosecute those who infringe against these valuable assets.

Information Systems

              We utilize leading software solutions from respected providers for key aspects of our information systems platform, including an ERP system (purchasing, inventory, and accounting), Salesforce as our customer relationship management system (customer information and sales order management), Magento as our e-commerce platform, as well as other specialized software. Our ERP system interfaces with the warehouse management system utilized by our 3PL.

              To support our planned growth, in December 2015 we entered into a license agreement with SAP USA to provide our new ERP software. To ensure an efficient conversion to SAP, we have hired full-time experts and engaged a leading consulting firm as our implementation partner. We expect to invest over $10 million in our implementation and configuration of SAP, which we expect to be operational in early 2017. We believe our new systems infrastructure will be sufficient to support our expected growth for the foreseeable future.

Competition

              We compete in the large outdoor and recreation market and may compete in other addressable markets. Competition in the market in which we operate is based on a number of factors including product quality, performance, durability, styling, and price, as well as brand image and recognition. We believe that we have been able to compete successfully because of our brand, superior product design and performance, and our differentiated retail distribution.

              In the cooler category, we compete against established, well-known, and legacy cooler brands, such as Igloo and Coleman, as well as smaller competitors.

              The insulated drinkware category is highly fragmented and includes insulated plastic and stainless steel drinkware, plastic water bottles, and cups and ceramic mugs, among other products. Competitors range from broader household companies to specialty brands.

Employees

              As of March 31, 2016, we had 312 employees. We believe our increasingly well known brand, culture of innovation, collaboration, and personal development allow us to recruit top talent nationwide in all areas of our business. None of our employees are currently covered by a collective bargaining agreement. We have had no labor-related work stoppages and we believe our relations with our employees are good.

Facilities

              Our principal executive and administrative offices are located at 5301 Southwest Parkway in Austin, Texas. In 2016, we leased a new 175,000 square foot complex in Austin, Texas that will serve as our headquarters beginning in 2017. We expect that this new corporate complex will accommodate our growth plans for the foreseeable future. We lease a 35,000 square foot warehouse in Austin, Texas where we handle kitting and product returns. In addition, we have entered into a lease for a 21,000 square foot facility that will serve as our innovation center, and we lease an 8,200 square foot facility that will serve as a brand experience center. Both of these facilities are located in Austin, Texas. In addition, we lease an office in Xiamen, China for our quality assurance, production support, and supply chain management teams.

Legal Proceedings

              From time to time, we are involved in various legal proceedings. Although no assurance can be given, we do not believe that any of our pending proceedings will have a material adverse effect on our financial condition, cash flows, or results of operations.

MANAGEMENT

Executive Officers and Directors

              Below is a list of the names, ages, positions and a brief summary of the business experience of the individuals who serve as our executive officers and directors as of                        , 2016.

Name	Age	Position
Matthew J. Reintjes	40	President and Chief Executive Officer, Director
Richard J. Shields	58	Chief Financial Officer, Treasurer, and Vice President of Finance
Bryan C. Barksdale	45	General Counsel and Secretary
David L. Schnadig	51	Chairman and Director
Michael E. Najjar	49	Director
Eugene P. Nesbeda	61	Director
Roy J. Seiders	39	Director

(1)
Member of the audit committee.
(2)
Member of the compensation committee.
(3)
Member of the nominating and governance committee.

Executive Officers

              Matthew J. Reintjes.    Mr. Reintjes has served as our President and Chief Executive Officer since September 2015 and was appointed to our Board of Directors in March 2016. Prior to joining us, Mr. Reintjes served from February 2015 to September 2015 as Vice President of the Outdoor Products reporting segment at Vista Outdoor Inc., a manufacturer of outdoor sports and recreation products, which, prior to February 9, 2015, was operated as a reporting segment of Alliant Techsystems Inc., or ATK, an aerospace, defense, and sporting goods company. While at ATK, Mr. Reintjes served as Vice President of Accessories from November 2013 to February 2015. Prior to ATK, Mr. Reintjes served as Chief Operating Officer of Bushnell Holdings Inc., a portfolio of leading brands in outdoor and recreation products, from May 2013 until its acquisition by ATK in November 2013. Mr. Reintjes also served as Chief Operating Officer of Hi-Tech Industrial Services, Inc., a supplier of industrial services, from January 2013 to May 2013. Prior to this time, Mr. Reintjes served for nine years in a variety of general management roles at Danaher Corporation, a medical device and imaging company, including: President of KaVo Equipment Group—North America from October 2011 to January 2013; President—Imaging from April 2011 to October 2011; and roles including Vice President/General Manager, Vice President of Sales, and Senior Product Manager of Danaher from 2004 to October 2011. Mr. Reintjes holds a B.A. in Economics from the University of Notre Dame and an M.B.A. from the University of Virginia's Darden School of Business.

              Mr. Reintjes was selected to serve on our Board of Directors because of his perspective and experience as our President and Chief Executive Officer and his extensive experience in corporate strategy, brand leadership, new product development, general management processes and operations leadership with companies in the outdoor sports and recreation products industries.

              Richard J. Shields.    Mr. Shields has served as our Chief Financial Officer since November 2015 and our Treasurer and Vice President of Finance since December 2015. Prior to joining us, Mr. Shields served as Chief Financial Officer of Quiksilver, Inc., a global sportswear company, from May 2012 to April 2015. From November 2005 to May 2012, Mr. Shields served as Chief Financial Officer of Oakley, Inc., a global designer, manufacturer and distributor of performance eyewear, apparel, footwear, and accessories. Mr. Shields previously served as the Chief Financial Officer of Southwest Water Company, Inc. and Day Software Holding AG, both of which were publicly listed companies at the time. Quiksilver, Inc. and each of its wholly owned U.S. subsidiaries filed for Chapter 11 bankruptcy protection in September 2015 and re-organized and emerged in February 2016 as a private company. Mr. Shields holds a B.A. from Eastern Washington University, holds an M.B.A. from the University of Notre Dame, and is a certified public accountant.

              Bryan C. Barksdale.    Mr. Barksdale has served as our General Counsel since August 2015 and our Secretary since December 2015. Prior to joining us, Mr. Barksdale served as General Counsel of iFLY Holdings, Inc., a designer, manufacturer and operator of vertical wind tunnels used in indoor skydiving facilities, from January 2015 to July 2015. From August 2010 to January 2015, Mr. Barksdale served as Chief Legal Officer, General Counsel and Secretary of Bazaarvoice, Inc., a social commerce software-as-a-service company. From February 2005 to August 2010, Mr. Barksdale practiced corporate and securities law at Wilson Sonsini Goodrich & Rosati, Professional Corporation. Mr. Barksdale previously practiced corporate and securities law with Brobeck, Phleger & Harrison LLP and with Andrews Kurth LLP. Mr. Barksdale holds a B.A. from The University of Texas at Austin, an M.Ed. from the University of Mississippi and a J.D. from Washington & Lee University School of Law.

Directors

              David L. Schnadig.    Mr. Schnadig has served as the Chairman of our Board of Directors since June 2012. Mr. Schnadig is a Managing Partner of Cortec. Mr. Schnadig joined Cortec in 1995, oversees a number of Cortec portfolio companies and leads the firm's acquisition activities with regard to consumer and business-to-business products and specialty distribution companies. Prior to joining Cortec, Mr. Schnadig was Assistant to the Chairman of SunAmerica Inc. Prior to SunAmerica Inc., Mr. Schnadig was an investment banker at Lehman Brothers, Inc. and a management consultant at Cresap, McCormick & Paget. Mr. Schnadig holds a B.A. from Trinity College and an M.B.A. from the Kellogg School of Management at Northwestern University. Mr. Schnadig was selected to serve on our Board of Directors because of his extensive knowledge and understanding of our business, consumer businesses, corporate strategy, corporate finance, and governance.

              Michael E. Najjar.    Mr. Najjar has served as a member of our Board of Directors since June 2012. Mr. Najjar is a Managing Partner of Cortec. Mr. Najjar joined Cortec in 2004, oversees several Cortec portfolio companies and leads transaction sourcing efforts. Prior to Cortec, Mr. Najjar was a Managing Director at Cornerstone Equity Investors, a private equity firm. Prior to Cornerstone Equity Investors, Mr. Najjar was an investment banker at Donaldson, Lufkin & Jenrette. Mr. Najjar holds a B.A. from Cornell University and an M.B.A. from The Wharton School at the University of Pennsylvania. Mr. Najjar was selected to serve on our Board of Directors because of his extensive knowledge and understanding of our business, consumer businesses, corporate finance, and treasury.

              Eugene P. Nesbeda.    Mr. Nesbeda has served as a member of our Board of Directors since June 2012. Mr. Nesbeda is a Partner of Cortec. Mr. Nesbeda joined Cortec in 2008 and provides operational support to several Cortec portfolio companies. Prior to Cortec, Mr. Nesbeda was a Managing Director of CITIC Capital Partners, a Shanghai, China-based private equity firm. Prior to CITIC, Mr. Nesbeda was Vice President of Corporate Development at General Electric Corporation and later head of GE Plastics' Structured Products Group. Mr. Nesbeda also served as President of the Plastics Packaging Division of Tetra Pak Group and was a founding member of Strategic Planning Associates (now Oliver Wyman). Mr. Nesbeda holds a B.S. from the Columbia University School of Engineering and Applied Science and an M.B.A. from the Harvard Graduate School of Business Administration. Mr. Nesbeda was selected to serve on our Board of Directors because of his extensive knowledge and understanding of our business, operations and global supply chain management.

              Roy J. Seiders.    Mr. Seiders has served as a member of our Board of Directors since June 2012. From 2006 to September 2015, Mr. Seiders served as our Chief Executive Officer. Mr. Seiders is one of our Founders and has been consistently focused on product design and development, as well as developing our marketing tone. Since September 2015, Mr. Seiders has served as the Chairman and Founder of

YETI Coolers, LLC. Mr. Seiders holds a B.A. from Texas Tech University. Mr. Seiders was selected to serve on our Board of Directors because of his unique perspective and experience as one of our Founders and leaders since our inception and because of his passion for, and extensive knowledge of, our products, brand, ambassadors, customers and end consumers.

Board of Directors

              Our business and affairs are managed under the direction of our Board of Directors. Our Board of Directors currently consists of five directors. Upon completion of this offering, our Board of Directors will have at least six members, comprised of three directors selected by Cortec, our CEO, one of our Founders, and at least one outside director.

              The provisions of our Stockholders Agreement by which one of our directors is elected will terminate and the provisions of our existing certificate of incorporation by which our directors were elected will be amended and restated in connection with this offering. See "Certain Relationships and Related-Party Transactions—Stockholders Agreement and Investor Rights Agreement." After this offering, the number of directors will be fixed by our Board of Directors, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws that will become effective prior to the completion of this offering. Each of our current directors will continue to serve as a director until the election and qualification of his successor, or until his earlier death, resignation, or removal. Prior to the completion of this offering, we expect that                        additional independent directors will be appointed to our Board of Directors.

Classified Board of Directors

              We intend to adopt an amended and restated certificate of incorporation that will become effective prior to the completion of this offering. Our amended and restated certificate of incorporation will provide that our Board of Directors will be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our Board of Directors will be designated as follows:

  •
                          and                         will be Class I directors, and their terms will expire at the annual meeting of stockholders to be held in 2017;

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                          and                         will be Class II directors, and their terms will expire at the annual meeting of stockholders to be held in 2018; and

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                          and                         will be Class III directors, and their terms will expire at the annual meeting of stockholders to be held in 2019.

              Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors.

              The division of our Board of Directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control. See "Description of Capital Stock—Anti-takeover Effects of Certain Provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws" for a discussion of other anti-takeover provisions found in our amended and restated certificate of incorporation.

Director Independence

              Prior to the consummation of this offering, our Board of Directors will meet to formally assess the independence of each of our directors. As required by the NYSE listing standards, our independent directors will meet in regularly scheduled executive sessions at which only independent directors are present.

              Commencing in 2017, our Board of Directors, or a designated committee of the Board of Directors, will review at least annually the independence of each director. During these reviews, the Board will consider transactions and relationships between each director (and his or her immediate family and affiliates) and our company and its management to determine whether any such transactions or relationships are inconsistent with a determination that the director is independent. This review will be based primarily on responses of the directors to questions in a directors' and officers' questionnaire regarding employment, business, familial, compensation and other relationships with us and our management.

Controlled Company Exemption

              Upon completion of this offering, Cortec will control more than 50% of the total voting power of our common stock, and we will be considered a controlled company under the NYSE listing standards. As a controlled company, certain exemptions under the NYSE listing standards will exempt us from the obligation to comply with certain NYSE corporate governance requirements, including the requirements:

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  that a majority of our Board of Directors consist of independent directors, as defined under the rules of the NYSE listing standards;

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  that we have a nominating and governance committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities and that such committee adopt a resolution in connection with our nomination process; and

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  that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities.

              Upon completion of this offering, our Board of Directors will have at least six members, comprised of three directors selected by Cortec, our CEO, one of our Founders, and at least one outside director. In addition, Cortec will have the right to have one of its representatives serve as Chairman of our Board of Directors and Chairman of our nominating and governance committee, as well as the right to select nominees for the Board of Directors, in each case subject to a phase-out period based on Cortec's future share ownership.

              Accordingly, as long as we are a controlled company, holders of our common stock may not have the same protections afforded to stockholders of companies that must comply with all of the NYSE corporate governance requirements.

Code of Business Conduct and Ethics

              We will adopt a code of business conduct and ethics that is applicable to all of our employees, officers, and directors, including our chief executive and senior financial officers. The code of business conduct and ethics will be available on our website at YETI.com upon completion of this offering. We expect that any amendment to the code, or any waivers of its requirements, will be disclosed on our website. The inclusion of our website in this prospectus does not include or incorporate by reference the information on our website into this prospectus.

Board Leadership Structure

              Upon consummation of the offering, our Board of Directors will be led by Mr. Schnadig as Chairman. The Chairman will oversee the planning of the annual Board of Directors' calendar and, in consultation with the other directors, will schedule and set the agenda for meetings of the Board of Directors. In addition, the Chairman will provide guidance and oversight to members of management and act as the Board of Directors' liaison to management. In this capacity, the Chairman will be actively engaged on significant matters affecting us. The Chairman may also lead our annual meetings of stockholders and perform such other functions and responsibilities as requested by the Board of Directors from time to time.

Board Committees

              Upon consummation of this offering, our Board of Directors will have three standing committees: an audit committee, a compensation committee, and a nominating and governance committee. The expected composition and responsibilities of each committee are described below. Members will serve on these committees until their resignation or until otherwise determined by our Board of Directors. The charters for each of our committees will be available on our website upon completion of this offering.

Audit Committee

              Our audit committee is expected to consist of Messrs.                         ,                         , and                        as of the consummation of this offering. One of the members of the audit committee will be independent under the NYSE listing standards and Rule 10A-3 under the Exchange Act as of the consummation of this offering. As of 90 days following the consummation of this offering, two members of the audit committee will be independent under the NYSE listing standards and Rule 10A-3 under the Exchange Act. Each of the committee members is financially literate within the requirements of the NYSE listing standards.                        qualifies as an "audit committee financial expert" under the rules of the SEC.

              Our audit committee will oversee our accounting and financial reporting process and the audit of our financial statements and assist our Board of Directors in monitoring our financial systems and legal and regulatory compliance. Our audit committee will be responsible for, among other things:

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  appointing, approving the compensation of and assessing the independence of our independent registered public accounting firm;

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  pre-approving audit and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

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  reviewing annually a report by our independent registered public accounting firm regarding the independent registered public accounting firm's internal quality control procedures and various issues relating thereto;

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  coordinating the oversight and reviewing the adequacy of our internal control over financial reporting with both management and our independent registered public accounting firm;

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  reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures;

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  periodically reviewing legal compliance matters, including securities trading policies, periodically reviewing significant accounting and other financial risks or exposures to our company and reviewing and, if appropriate, approving all transactions between our company or its subsidiaries and any related party (as described in Item 404 of Regulation S-K);

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  periodically reviewing our code of business conduct and ethics;

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  establishing policies for the hiring of employees and former employees of our independent registered public accounting firm; and

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  reviewing the audit committee report required by SEC rules to be included in our annual proxy statement.

              The audit committee will have the power to investigate any matter brought to its attention within the scope of its duties and the authority to retain counsel and advisors at our expense to fulfill its responsibilities and duties.

Compensation Committee

              Our compensation committee is expected to consist of                        and                         as of the consummation of this offering. One of the members of our compensation committee is expected to be independent under the NYSE listing standards and Rule 10C-1 of the Exchange Act and qualify as a "non-employee director" within the meaning of Rule 16b-3(d)(3) under the Exchange Act and as an "outside director" within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code.

              Our compensation committee will be responsible for developing and maintaining our compensation strategies and policies. Following the conclusion of this offering, the responsibilities of the compensation committee will include:

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  reviewing and approving our overall executive and director compensation philosophy to support our overall business strategy and objectives;

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  reviewing and approving, or as appropriate, recommending to our Board of Directors for approval, base salary, cash incentive compensation, equity compensation, and severance rights for our executive officers, including our CEO;

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  administering our broad-based equity incentive plans, including the granting of stock awards;

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  overseeing the management continuity and succession planning process (except as otherwise within the scope of our nominating and governance committee) with respect to our officers;

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  preparing any report on executive compensation required by the applicable rules and regulations of the SEC and other regulatory bodies; and

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  managing such other matters that are specifically delegated to our compensation committee by applicable law or by the Board of Directors from time to time.

              The compensation committee will also have the power to investigate any matter brought to its attention within the scope of its duties and authority to retain counsel and advisors at our expense to fulfill its responsibilities and duties.

Nominating and Governance Committee

              Our nominating and governance committee, or nominating committee, is expected to consist of                        and                         as of the consummation of this offering.                        of the members of our nominating committee are expected to be independent under the NYSE listing standards.

              Our nominating committee will oversee and assist our Board of Directors in reviewing and recommending corporate governance policies and nominees for election to our Board of Directors and its committees. The nominating committee will be responsible for, among other things:

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  assessing, developing, and communicating with our Board of Directors concerning the appropriate criteria for nominating and appointing directors, including the size and composition of the Board of Directors, corporate governance policies, applicable listing standards, laws, rules and regulations, our nominating policy, and other factors considered appropriate by our Board of Directors;

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  identifying and recommending to our Board of Directors the director nominees for meetings of our stockholders, or to fill a vacancy on the Board of Directors, in each case in accordance with the nominating policy;

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  having sole authority to retain and terminate any search firm used to identify director candidates and approve the search firm's fees and other retention terms;

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  if and when requested by our Board of Directors, assessing and recommending to the Board of Directors the composition of each of its committees;

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  reviewing, as necessary, any executive officer's request to accept a directorship position with another company;

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  developing, assessing and making recommendations to our Board of Directors concerning corporate governance matters, including appropriate revisions to our amended and restated certificate of incorporation, amended and restated bylaws, corporate governance policies, committee charters, and nominating policy;

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  overseeing an annual evaluation of our Board of Directors, its committees, and each director;

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  developing with management and monitoring the process of orienting new directors and continuing education for all directors; and

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  regularly reporting its activities and any recommendations to our Board of Directors.

              The nominating committee will also have the power to investigate any matter brought to its attention within the scope of its duties. It will also have the authority to retain counsel and advisors at our expense for any matters related to the fulfillment of its responsibilities and duties.

Other Committees

              Our Board of Directors may establish other committees as it deems necessary or appropriate from time to time.

Compensation Committee Interlocks and Insider Participation

              During 2015, our Board of Directors participated in deliberations concerning executive officer compensation. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions) of any entity that has one or more of its executive officers serving on our Board of Directors or compensation committee.

Limitations of Liability and Indemnification of Directors and Officers

              We are incorporated under the laws of the State of Delaware. Section 145 of the General Corporation Law of the State of Delaware, or the DGCL, provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee, or agent of such corporation, or is or was serving at the request of such corporation as an officer, director, employee, or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit, or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, or are threatened to be made, a party to any threatened, pending, or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee, or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee, or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses that such officer or director has actually and reasonably incurred. Our amended and restated certificate of incorporation and amended and restated bylaws will provide for the indemnification of our directors and officers to the fullest extent permitted under the DGCL.

              Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

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  transaction from which the director derives an improper personal benefit;

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  act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

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  unlawful payment of dividends or redemption of shares; or

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  breach of a director's duty of loyalty to the corporation or its stockholders.

              Our certificate of incorporation includes, and our amended and restated certificate of incorporation and our amended and restated bylaws will include, such a provision. Expenses incurred by any director in defending any such action, suit or proceeding in advance of its final disposition shall be paid by us, provided such director must repay amounts in excess of the indemnification such director is ultimately entitled to.

              Section 174 of the DGCL provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for such actions. A director who was either absent when the unlawful actions were approved, or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

Non-Employee Director Compensation

              Prior to this offering, we did not have a formal policy with respect to compensation payable to our non-employee directors. Our directors do not currently receive, and did not receive in 2015, any cash or equity compensation for their service on our Board of Directors. In connection with this offering, our Board of Directors expects to adopt a formal policy with respect to compensation payable to our non-employee directors.

EXECUTIVE COMPENSATION

Summary Compensation Table

              The following table sets forth information regarding all compensation awarded to, earned by or paid to our named executive officers during the years ended December 31, 2015 and 2014:

Name and Principal Positions	Year	Salary ($)	Bonus ($)	Option Awards(1) ($)	Non-Equity Incentive Plan Compensation(2) ($)	All Other Compensation(3) ($)	Total ($)
Matthew J. Reintjes Chief Executive Officer and President	2015	121,539	—	1,686,218	120,755	103,125	2,031,637
Roy J. Seiders	2015	225,000	—	—	225,000	2,864	452,864
Former Chief Executive Officer and President	2014	225,000	—	—	90,000	2,623	317,623
Richard J. Shields Chief Financial Officer, Treasurer and Vice President of Finance	2015	53,846	—	611,638	23,575	80,435	769,494
Bryan C. Barksdale General Counsel and Secretary	2015	99,000	—	317,759	98,113	918	515,790

(1)
The amounts in this column represent the aggregate grant date fair value of the stock options granted to the named executive officer during 2015 as computed in accordance with FASB ASC Topic 718 for the applicable fiscal year, disregarding the estimate of forfeitures for service-based vesting conditions. The assumptions used to determine these values are described in Note 7 to our Consolidated Financial Statements.

(2)
Amounts reflect cash incentive awards earned by each named executive officer under the annual incentive plan based on performance during the years ended December 31, 2015 and 2014.

(3)
The amount reported for Mr. Reintjes reflects reimbursement for temporary housing and travel paid in 2015 with respect to his relocation in 2015 ($19,786), plus an additional amount equal to the taxes imposed on such amount ($7,650), a relocation bonus paid in 2016 with respect to his relocation in 2015 ($75,000), and company-paid life insurance and health care premiums ($689). The amount reported for Mr. Seiders reflects company-paid life insurance and health care premiums. The amount reported for Mr. Shields reflects reimbursement for temporary housing costs paid in 2015 with respect to his relocation in 2015 ($3,506), plus an additional amount equal to the taxes imposed on such amount ($1,699), a relocation bonus paid in 2015 with respect to his relocation in 2015 ($75,000), and company-paid life insurance and health care premiums ($230). The amount reported for Mr. Barksdale reflects company-paid life insurance and health care premiums.

Employment Agreements

              Matthew J. Reintjes.    On September 14, 2015, we entered into an employment agreement with Mr. Reintjes, our President and Chief Executive Officer. Pursuant to the employment agreement, Mr. Reintjes' annual base salary is $400,000. For the 2015 calendar year, Mr. Reintjes was eligible to receive an incentive award, based on our financial performance and individual objectives, with a target amount equal to 40% of the base salary paid to him during the 2015 calendar year. Beginning January 1, 2016, Mr. Reintjes is eligible for an annual incentive award with a maximum amount equal to 80% of his base salary. Mr. Reintjes was entitled to purchase, at fair market value at the time of purchase, whole shares of our common stock equivalent in value to $250,000. Pursuant to such right, Mr. Reintjes purchased 31 shares of our common stock on September 14, 2015, at a price per share of $8,181. In connection with his employment agreement, Mr. Reintjes received a $75,000 relocation bonus and reimbursement of expenses related to temporary housing and travel, as well as a payment equal to the taxes imposed on such amount. The employment agreement with Mr. Reintjes provides for an initial term of one year that is automatically renewed for additional one year terms. Mr. Reintjes is an at-will employee under the employment agreement. Mr. Reintjes employment agreement also provides that he would serve as a member of our Board of Directors beginning on the first anniversary of his employment. Mr. Reintjes was appointed to our Board of Directors on March 1, 2016. Mr. Reintjes is subject to customary restrictive covenants, including two-year non-competition and non-solicitation of customer covenants following termination. We may extend the period of these covenants by paying Mr. Reintjes his base salary during such extended period.

              The severance provisions under Mr. Reintjes' employment agreement are discussed below under "—Potential Payments upon Termination or Change of Control."

              Roy J. Seiders.    On September 14, 2015, we entered into an amended and restated employment agreement with Mr. Seiders, one of our Founders and Directors. Pursuant to the employment agreement, Mr. Seiders' annual base salary is $225,000. Mr. Seiders is eligible for an annual incentive award based on our financial performance and individual objectives, in each case as determined by our Board of Directors. The employment agreement with Mr. Seiders provides for an initial term of two years that is automatically renewed for additional one year terms. Mr. Seiders is an at-will employee under the employment agreement. Mr. Seiders is subject to customary restrictive covenants, including two year non-competition and non-solicitation of customer covenants following termination.

              The severance provisions under Mr. Seiders' employment agreement are discussed below under "—Potential Payments upon Termination or Change of Control."

              Richard J. Shields.    On November 6, 2015, we entered into an employment agreement with Mr. Shields, our Chief Financial Officer, Treasurer, and Vice President of Finance. Pursuant to the employment agreement, Mr. Shields' annual base salary is $350,000. For the 2015 calendar year, Mr. Shields was eligible to receive an incentive award, based on our financial performance and individual objectives, with a target amount equal to 40% of the base salary paid to him during the 2015 calendar year. Beginning January 1, 2016, Mr. Shields is eligible for an annual incentive award with a maximum amount equal to 80% of his base salary. In connection with his employment agreement, Mr. Shields received a $75,000 relocation bonus and reimbursement of expenses related to temporary housing accommodations and rental car expenses, as well as a payment equal to the taxes imposed on such amount. The employment agreement with Mr. Shields provides for an initial term of one year that is automatically renewed for additional one year terms. Mr. Shields is an at-will employee under the employment agreement. Mr. Shields is subject to customary restrictive covenants, including two year non-competition and non-solicitation of customer covenants following termination. We may extend the period of these covenants by paying Mr. Shields his base salary during such extended period.

              The severance provisions under Mr. Shields' employment agreement are discussed below under "—Potential Payments upon Termination or Change of Control."

              Bryan C. Barksdale.    On August 17, 2015, we entered into an employment agreement with Mr. Barksdale, our General Counsel and Secretary. Pursuant to the employment agreement, Mr. Barksdale's annual base salary is $260,000. For the 2015 calendar year, Mr. Barksdale was eligible to receive an incentive award, based on our financial performance and individual objectives, with a target amount of 100% of the base salary paid to him during the 2015 calendar year. Beginning January 1, 2016, Mr. Barksdale is eligible for an annual incentive award with a target amount equal to 40% of his base salary. The employment agreement with Mr. Barksdale provides for an initial term of one year that is automatically renewed for additional one year terms. Mr. Barksdale is an at-will employee under the employment agreement. Mr. Barksdale is subject to customary restrictive covenants, including two year non-competition and non-solicitation of customer covenants following termination. We may extend the period of these covenants by paying Mr. Barksdale his base salary during such extended period.

              The severance provisions under Mr. Barksdale's employment agreement are discussed below under "—Potential Payments upon Termination or Change of Control."

Outstanding Equity Awards at Fiscal Year End 2015

              The following table sets forth information regarding outstanding equity awards held by each of our named executive officers as of December 31, 2015:

		Option Awards
Name	Grant date	Number of securities underlying unexercised options (#) exercisable(1)(3)	Number of securities underlying unexercised options (#) unexercisable(1)(3)	Equity Incentive Plan Awards: Number of securities underlying unexercised unearned options(2)(3) (#)	Option exercise price ($ per share)	Option expiration date
Matthew J. Reintjes	September 14, 2015	0	250	250	$8,181	September 14, 2025
Roy J. Seiders	June 15, 2012	0	350	698	$1,000	June 15, 2022
Richard J. Shields	November 19, 2015	0	67	67	$13,614	November 19, 2025
Bryan C. Barksdale	August 17, 2015	0	60	60	$8,181	August 17, 2025

(1)
As of December 31, 2015, the options granted to Messrs. Reintjes, Seiders, Shields and Barksdale were subject to time-vesting and performance-vesting conditions. The time-vested options (one-half of the total options granted) provided for vesting over a 5-year period, vesting 25% on or about the second, third, fourth, and fifth anniversaries of the date of grant. The time-vested options provided for accelerated vesting on a change of control of the company. On June 18, 2014 and June 15, 2015, Mr. Seiders exercised 174 time-vested options (for a total of 348 time-vested options).

(2)
The performance-vested options (one-half of the total options granted) only provided for vesting on a change in control of the Company in which Cortec receives a minimum return on invested capital.

(3)
On March 31, 2016, we amended and restated the option agreements with Messrs. Reintjes, Shields and Barksdale. Under the revised terms of the option agreements, the options are subject solely to time-vesting conditions. One-third of the options will vest on the earlier of July 31, 2017 or the first anniversary of this offering, which we refer to as the Initial Vesting Date, and an additional one-third of the options will vest on the first and second anniversaries of the Initial Vesting Date, subject to Messrs. Reintjes, Shields and Barksdale remaining in our continuous employ through each such date. On March 31, 2016, we amended and restated the option agreement with Mr. Seiders. Under the revised terms of his option agreement, the options are subject solely to time-vesting restrictions as follows: (i) 699 of the options vested on March 31, 2016, (ii) 174 of the options will vest on the Initial Vesting Date, subject to Mr. Seiders remaining in our continuous employ as of such date, and (iii) the remaining 175 options will vest on the first anniversary of the Initial Vesting Date, subject to Mr. Seiders remaining in our continuous employ as of such date. On March 31, 2016, Mr. Seiders exercised the 699 options that vested on such date.

Annual Incentive Plan

              We sponsor an annual incentive plan, under which certain employees are eligible to receive an annual incentive award. The named executive officers' annual incentives are as described under "—Employment Agreements." Target award amounts for eligible participants are generally expressed as a percentage of base salary, and are calculated on a sliding scale with ranges above and below target consistent with incentive calculations our management prepares and provides to participants during the applicable calendar year. Payments under our annual incentive program are based on the achievement of goals based on a number of factors, including each participant's historical and anticipated future performance, our growth and profitability, and other relevant considerations. Participants must be employed by us on the payment date in order to receive payment of the incentive award. Incentive awards are paid after year-end results are confirmed, during the calendar year following the year to which the incentive award relates.

401(k) Plan

              We offer a 401(k) defined contribution plan covering substantially all of our employees. Participants may make voluntary contributions to the 401(k) plan, limited by certain Internal Revenue Code restrictions. We are responsible for the administrative costs of the 401(k) plan, and we provide discretionary matching contributions to employee contributions. Our contributions totaled approximately $0.2 million, $0.1 million, and $0.1 million for the years ended December 31, 2015, 2014, and 2013, respectively.

Potential Payments upon Termination or Change of Control

              The employment agreements we have entered into with each of Messrs. Reintjes, Seiders, Shields and Barksdale provide for certain payments to be made in connection with certain terminations of employment. Under their respective employment agreements, each of Messrs. Reintjes, Seiders, and Shields are eligible to receive his then-current base salary as severance for a period of 12 months following his termination of employment by us without cause (as such term is defined in the applicable employment agreement), or by one of the executives for good reason, subject to his execution of a release of claims. Under Mr. Barksdale's employment agreement, he is eligible to receive his then-current base salary as severance for a period of 6 months following his termination of employment by us without cause, or by him for good reason (as such term is defined in the applicable employment agreement), subject to his execution of a release of claims.

Equity Compensation Plans

              The following description of our equity compensation plans is qualified by reference to the full text of those plans, which will be filed as exhibits to the registration statement.

              2012 Equity and Performance Incentive Plan.    We adopted the 2012 Plan in June 2012. Our Board of Directors administers the 2012 Plan. Subject to the provisions of the 2012 Plan, our Board of Directors has the power to interpret and administer the 2012 Plan and any award agreement and to determine the terms of awards. Pursuant to the 2012 Plan, we have granted nonqualified stock option awards to certain employees and consultants. Stock options, in the form of incentive stock options or nonqualified stock options, may be granted under the 2012 Plan. The term of an option generally may not exceed ten years. Unless otherwise determined by our Board of Directors, the exercise price per share of all options generally must be equal to at least 100% of the fair market value per share of our common stock on the date of grant. Each grant of options contains such other terms and provisions as the Board of Directors may approve.

              The maximum number of shares that may be issued under the 2012 Plan is 11,056 shares. As of December 31, 2015, under the 2012 Plan, 2,896 shares were available for issuance, and options to purchase 6,912 shares of our common stock remained outstanding at a weighted average exercise price of approximately $2,471 per share. Shares subject to stock awards granted under the 2012 Plan (i) that expire or terminate without being exercised, (ii) that are forfeited under an award, or (iii) that are transferred, surrendered or relinquished upon the payment of any exercise price by the transfer to us of our common stock or upon satisfaction of any withholding amount, return to the 2012 Plan share reserve for future grant. We expect to terminate the 2012 Plan as to future awards on the effectiveness of this offering and, accordingly, no shares will be available for issuance pursuant to new awards under the 2012 Plan following the completion of this offering. We expect that any shares subject to the available share reserve of the 2012 Plan at that time will become available for grant under the 2016 Plan that we expect to adopt in connection with this offering, and that any shares that would otherwise return to the 2012 Plan after this offering will instead return to the 2016 Plan.

              2016 Equity and Incentive Compensation Plan.    In connection with this offering, our Board of Directors expects to adopt, and our stockholders expect to approve, our 2016 Plan prior to the completion of this offering. We expect the 2016 Plan to authorize the grant of a wide variety of equity awards to our employees, directors, consultants and other service providers.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

              The following is a summary of transactions that occurred on or after January 1, 2013 to which we were a party, in which the amount involved exceeded $120,000 and in which any of our executive officers, directors or beneficial holders of more than 5% of our capital stock had or will have a direct or indirect material interest. We believe the terms of the transactions described below were comparable to terms we could have obtained in arm's-length dealings with unrelated third parties. The information under "—Private Placements" below does not give effect to the                -for-one forward split of our common stock to be effected prior to this offering.

              Each agreement described below is filed as an exhibit to the registration statement of which this prospectus forms a part, and the following descriptions are qualified by reference to such agreements.

Private Placements

              On September 14, 2015, we sold 31 shares of our common stock to Mr. Reintjes at a purchase price per share of $8,181 for aggregate gross proceeds of approximately $253,611 in connection with the commencement of Mr. Reintjes' employment (the terms of which are described in "Executive Compensation—Employment Agreements").

Stockholders Agreement and Investor Rights Agreement

              Certain holders of our common stock are entitled to rights with respect to the registration of their shares of common stock, referred to as Registrable Shares, under the Securities Act of 1933, or Securities Act. These registration rights are contained in a Stockholders Agreement, dated June 15, 2012 (including the related letter agreement, dated September 14, 2015, which we refer to as the Stockholders Agreement), and in an Investor Rights Agreement, dated June 15, 2012 (which we refer to as the Investor Rights Agreement). Pursuant to the Stockholders Agreement and the Investor Rights Agreement, if we determine to effect the registration of any of the Registrable Shares, whether in connection with an offering by us or others, the holders of Registrable Shares will be entitled to certain registration rights allowing the holders to include their shares in such registration. The registration rights set forth in the Stockholders Agreement and Investor Rights Agreement will expire upon the effective date of the registration statement of which this prospectus forms a part. All of the parties to the Stockholders Agreement and the Investor Rights Agreement will have waived their rights under such agreements to: (i) notice of this offering and (ii) include their Registrable Shares in this offering. In addition, each stockholder that has registration rights pursuant to the Stockholders Agreement or the Investor Rights Agreement has agreed not to sell, otherwise dispose of any securities or exercise registration rights without the prior written consent of the underwriters for a period of 180 days after the date of this prospectus, subject to certain terms and conditions. See "Underwriting" for additional information regarding such restrictions.

Other Transactions

              We have entered into a management services agreement with Cortec that provides for a management fee equal to 1.0% of our net sales, not to exceed $750,000 annually, plus certain out-of-pocket expenses. During each of the years ended December 31, 2015, 2014, and 2013, we incurred fees and out-of-pocket expenses under this agreement totaling approximately $0.8 million. This agreement will be terminated upon consummation of this offering for a payment of $1.6 million to Cortec. In addition, directors affiliated with Cortec will not receive any Board of Directors or committee fees for a period of three years after completion of this offering.

              Ryan Seiders, who currently serves as a Co-Founder of YETI Coolers, LLC pursuant to an employment agreement dated September 15, 2015, is the brother of Roy Seiders, one of our directors. Prior to assuming the role of Co-Founder in September 2015, Ryan Seiders served as President of YETI

Coolers, LLC. Total cash payments made by us to Ryan Seiders, including salary, bonus, and a car allowance, were $0.2 million for each of the years ended December 31, 2015, 2014, and 2013.

              We lease warehouse space in Austin, Texas from Hidalgo Ice, LP, an entity owned by Roy and Ryan Seiders. The lease is month to month, can be cancelled upon 30 days written notice and requires monthly payments of $8,700. Total cash payments made by us to this entity under the lease agreement were $0.1 million for each of the years ended December 31, 2015, 2014, and 2013.

Limitation of Liability and Indemnification of Officers and Directors

              Section 145 of the DGCL provides that a corporation may indemnify directors and officers, as well as other employees and individuals against expenses, including attorneys' fees, judgments, fines, and amounts paid in settlement in connection with specified actions, suits, and proceedings, other than a derivative action by or in the right of the corporation, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification extends only to expenses, including attorneys' fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement, or otherwise.

              Our current certificate of incorporation limits the liability of our directors for monetary damages for a breach of fiduciary duty as a director to the fullest extent permitted by the DGCL. Consequently, our directors are not personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for (i) any breach of their duty of loyalty to our company or our stockholders; (ii) any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law; (iii) unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or (iv) any transaction from which they derived an improper personal benefit. In addition, our current certificate of incorporation provides that we (a) will indemnify any person who was or is a party or is threatened to be made a party to any action, suit, or proceeding by reason of the fact that he or she is or was one of our directors or officers or, while a director or officer, is or was serving at our request as a director or officer of another corporation, partnership, limited liability company, joint venture, trust, employee benefit plan, or other enterprise, or an heir, successor, or administrator of such person and (b) must advance expenses paid or incurred by a director in advance of the final disposition of any action, suit, or proceeding, provided such director must repay amounts in excess of the indemnification such director is ultimately entitled to.

              Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission, or claim that occurred or arose prior to that amendment or repeal. If the DGCL is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the DGCL. We expect to adopt a new amended and restated certificate of incorporation and amended and restated bylaws, which will become effective prior to the completion of this offering, and which will contain similar provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law.

              We have entered into indemnification agreements with our directors, executive officers, and certain other officers and agents pursuant to which they are provided indemnification rights that are broader than the specific indemnification provisions contained in the DGCL. These indemnification agreements generally require us, among other things, to indemnify our directors, executive officers, and certain other officers and agents against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors, executive officers, and certain other officers, and agents in investigating or defending any such action, suit, or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve on our behalf.

              The limitation of liability and indemnification provisions that are expected to be included in our new amended and restated certificate of incorporation, amended and restated bylaws, and the indemnification agreements that we enter into with our directors, executive officers, and certain other officers, and agents may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder's investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, executive officers, and certain other officers, and agents or is or was serving at our request as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

              We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made for breach of fiduciary duty or other wrongful acts as a director or executive officer and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law. Prior to the completion of this offering, we will enter into additional and enhanced insurance arrangements to provide coverage to our directors and executive officers against loss arising from claims relating to public securities matters.

              Certain of our non-employee directors and agents may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our Board of Directors.

              The underwriting agreement will provide for indemnification by the underwriters of us and our officers, directors, and employees for certain liabilities arising under the Securities Act of 1933, or Securities Act, or otherwise.

              Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Policies and Procedures for Related-Party Transactions

              Following the completion of this offering, pursuant to our audit committee charter that will be in effect upon the completion of this offering, our audit committee will have the primary responsibility for reviewing and approving or disapproving "related-party transactions," which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. Upon the completion of this offering, our policy regarding transactions between us and related persons will provide that a related person is defined as a director, executive officer, nominee for director or greater than 5% beneficial owner of our common stock, in each case since the beginning of the most recently completed fiscal year, and any of their immediate family members.

 PRINCIPAL STOCKHOLDERS

              The following table sets forth the beneficial ownership of our shares of common stock as of                                   by:

  •
  each of our named executive officers;

  •
  each of our directors;

  •
  all of our executive officers and directors as a group; and

  •
  each person known to us to be the beneficial owner of more than 5% of our shares of common stock.

              We have determined beneficial ownership in accordance with the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially own, subject to community property laws where applicable. In computing the number of shares of our common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of our common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of                                  . We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

              We have based percentage ownership of our common stock prior to this offering on                         shares of our common stock outstanding as of                                  . Percentage ownership of our common stock after this offering assumes the sale by us of                         shares of common stock in this offering and no exercise of the underwriters' option to purchase additional shares.

              Unless otherwise noted, the address of each beneficial owner listed on the table below is c/o YETI Holdings, Inc. 5301 Southwest Parkway, Suite 200, Austin, Texas 78735. Beneficial ownership representing less than 1% is denoted with an asterisk (*). The statements concerning voting and investment power included in the footnotes to this table shall not be construed as admissions that such persons are the beneficial owners of such shares of common stock.

	Shares Beneficially Owned Prior to This Offering		Shares Beneficially Owned After This Offering
Name of Beneficial Owner	Number	%	Number	%
Named Executive Officer and Directors:
David L. Schnadig
Michael E. Najjar
Eugene P. Nesbeda
Roy J. Seiders(1)
Matthew J. Reintjes
Richard J. Shields
Bryan C. Barksdale
All current directors and executive officers as a group (7 persons)(1)
5% Stockholders:
Cortec Management V, LLC(2)
Roy J. Seiders(1)(2)
Ryan R. Seiders(3)

(1)
Includes                         shares of common stock held by RJS Ice 2, LP. Roy J. Seiders is the manager of RJS ICE Management, LLC, the general partner of RJS Ice 2, LP, and may be deemed to beneficially own the shares of common stock held by RJS Ice 2, LP. The address of RJS ICE Management, LLC is P.O. Box 163325, Austin, Texas 78716.

(2)
Includes                         shares of common stock held by Cortec Group Fund V, L.P. Cortec Investment V, LLC is the general partner of Cortec Group Fund V, L.P. The manner in which the investments of Cortec Group Fund V, L.P. are held, including shares of our common stock, and any decisions concerning their ultimate disposition, however, are subject to the control of the managers of Cortec Management V, LLC pursuant to an agreement between Cortec Fund Group V, L.P. and Cortec Management V, LLC. The managers of Cortec Management V, LLC currently consist of R. Scott Schafler, Jeffrey A. Lipsitz, and David L. Schnadig, which we refer to collectively as the "Managers." Also includes (a)                          shares of common stock held by Cortec Co-Investment Fund V, LLC and (b)                          shares of common stock held by Cortec Group Fund V (Parallel), L.P. Cortec Management V, LLC may be deemed to have investment control over the                         shares and                         shares of common stock held by Cortec Co-Investment Fund V, LLC and Cortec Group Fund V (Parallel), L.P., respectively. The address of Cortec Management V, LLC is 140 East 45th Street, 43rd Floor, New York, New York 10017.

(3)
Includes                         shares of common stock held by RRS Ice 2, LP. Ryan R. Seiders is the manager of RRS ICE Management, LLC, the general partner of RRS Ice 2, LP, and may be deemed to beneficially own the shares of common stock held by RRS Ice 2, LP. The address of RRS ICE Management, LLC is P.O. Box 163325, Austin, Texas 78716.

DESCRIPTION OF CAPITAL STOCK

              The following description summarizes certain important terms of our capital stock, as they are expected to be in effect prior to the completion of this offering. We adopted an amended and restated certificate of incorporation and amended and restated bylaws that will become effective prior to the completion of this offering, and this description summarizes the provisions that are included in such documents. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this section, you should refer to our certificate of incorporation, bylaws and the Amended and Restated Stockholders Agreement, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law.

General

              Immediately following the completion of this offering, our authorized capital stock will consist of                         shares of capital stock, $                        par value per share, of which:

                                       shares are designated as common stock; and

                                       shares are designated as preferred stock.

              Assuming the            -for-one forward split of our common stock, which will occur prior to the completion of this offering, as of                        , 2016, there were                          shares of our common stock outstanding, held by                         stockholders of record, and no shares of our preferred stock outstanding. Following this offering we expect to have                         shares of common stock outstanding and no shares of preferred stock outstanding. Our Board of Directors is authorized to issue additional shares of our capital stock without stockholder approval, except as required by the NYSE listing standards.

Common Stock

              Voting Rights.    The holders of our common stock are entitled to one vote per share on any matter to be voted upon by stockholders. Our certificate of incorporation will not provide for cumulative voting in connection with the election of directors and, accordingly, holders of more than 50% of the shares voting will be able to elect all of the directors. The holders of a majority of the shares of common stock issued and outstanding constitute a quorum at all meetings of stockholders for the transaction of business.

              Dividends.    The holders of our common stock are entitled to dividends if, as and when declared by our Board of Directors, from funds legally available therefor, subject to certain contractual limitations on our ability to declare and pay dividends. See "Dividend Policy."

              Other Rights.    Upon the consummation of this offering, no holder of our common stock will have any preemptive right to subscribe for any shares of our capital stock issued in the future.

              Upon any voluntary or involuntary liquidation, dissolution, or winding up of our affairs, the holders of our common stock are entitled to share ratably in all assets remaining after payment of creditors and subject to prior distribution rights of our preferred stock, if any.

Preferred Stock

              Following the completion of this offering, our Board of Directors will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences, and rights of the shares of each series and any of its qualifications, limitations, or restrictions, in each case without further vote or action by our stockholders. Our Board of Directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our Board of

Directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in our control and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.

Options

              As of                        , 2016, we had outstanding options to purchase an aggregate of                         shares of our common stock, with a weighted average exercise price of approximately $                        per share, under the 2012 Plan.

Registration Rights

              Certain holders of our common stock are entitled to rights with respect to the registration of their shares of common stock, referred to as Registrable Shares, under the Securities Act. These registration rights are contained in the Stockholders Agreement and in the Investor Rights Agreement. Pursuant to the Stockholders Agreement and the Investor Rights Agreement, if we determine to effect the registration of any of the Registrable Shares, whether in connection with an offering by us or others, the holders of Registrable Shares will be entitled to certain registration rights allowing the holders to include their shares in such registration. The registration rights set forth in the Stockholders Agreement and Investor Rights Agreement will expire upon the effective date of the registration statement of which this prospectus forms a part. All of the parties to the Stockholders Agreement and the Investor Rights Agreement will have waived their rights under such agreements to: (i) notice of this offering and (ii) include their Registrable Shares in this offering. In addition, each stockholder that has registration rights pursuant to the Stockholders Agreement or the Investor Rights Agreement has agreed not to sell, otherwise dispose of any securities, or exercise registration rights without the prior written consent of the underwriters for a period of 180 days after the date of this prospectus, subject to certain terms and conditions. See "Underwriting" for additional information regarding such restrictions.

Anti-takeover Effects of Certain Provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

              Provisions of our amended and restated certificate of incorporation and amended and restated bylaws may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our amended and restated certificate of incorporation and amended and restated bylaws will:

  •
  provide that our Board of Directors is classified into three classes of directors;

  •
  prohibit stockholders from taking action by written consent from and after the date that Cortec beneficially owns less than             % of our outstanding shares of common stock;

  •
  provide that stockholders may remove directors only for cause and only with the approval of holders of at least                        of our then outstanding capital stock;

  •
  provide that the authorized number of directors may be changed only by resolution of the Board of Directors;

  •
  provide that all vacancies, including newly created directorships, may, except as otherwise required by law or as set forth in our Amended and Restated Stockholders Agreement, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

  •
  provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also specify requirements as to the form and content of a stockholder's notice;

  •
  restrict the forum for certain litigation against us to Delaware;

  •
  do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election);

  •
  provide that special meetings of our stockholders may be called only by the chairman of the board, our Chief Executive Officer or the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors;

  •
  provide that stockholders will be permitted to amend our amended and restated bylaws only upon receiving at least            % of the votes entitled to be cast by holders of all outstanding shares then entitled to vote generally in the election of directors, voting together as a single class; and

  •
  provide that certain provisions of our amended and restated certificate of incorporation may only be amended upon receiving at least             % of the votes entitled to be cast by holders of all outstanding shares then entitled to vote, voting together as a single class.

              Further, we intend to opt out of Section 203 of the DGCL. However, our amended and restated certificate of incorporation will contain similar provisions providing that we may not engage in certain "business combinations" with any "interested stockholder" for a three-year period following the time that the stockholder became an interested stockholder, unless:

  •
  prior to such time, our Board of Directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  •
  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

  •
  at or subsequent to that time, the business combination is approved by our Board of Directors and by the affirmative vote of holders of at least                        of our outstanding voting stock that is not owned by the interested stockholder.

              Generally, a "business combination" includes a merger, asset, or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with that person's affiliates and associates, owns, or within the previous three years owned,            % or more of our outstanding voting stock. For purposes of this section only, "voting stock" has the meaning given to it in Section 203 of the DGCL.

              Under certain circumstances, this provision will make it more difficult for a person who would be an "interested stockholder" to effect various business combinations with the Company for a three-year period. This provision may encourage companies interested in acquiring the Company to negotiate in advance with our Board of Directors because the stockholder approval requirement would be avoided if our Board of Directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our Board of Directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

              Our amended and restated certificate of incorporation will provide that Cortec and its affiliates and any of their direct or indirect transferees and any group as to which such persons are a party, do not constitute "interested stockholders" for purposes of this provision.

Choice of Forum

              Unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be, to the fullest extent permitted by law, the sole and exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers or other employees to us or to our stockholders; any action asserting a claim against us arising pursuant to the DGCL; or any action asserting a claim against us that is governed by the internal affairs doctrine.

Transfer Agent and Registrar

              The transfer agent and registrar for our common stock is                        .

Listing

              We intend to apply to have our common stock approved for listing on the NYSE under the symbol "YETI."

 SHARES ELIGIBLE FOR FUTURE SALE

              Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of shares of common stock in the public market after the restrictions lapse could adversely affect the prevailing market price for our shares of common stock as well as our ability to raise equity capital in the future.

              Based on the number of shares of common stock outstanding as of December 31, 2015, upon completion of this offering,                          shares of common stock will be outstanding, assuming no exercise of the underwriters' option to purchase additional shares, and no exercise of options after such date. Only the                         shares sold in this offering will be freely tradable unless purchased by our "affiliates" as that term is defined in Rule 144 under the Securities Act. Except as set forth below, the                        remaining shares of common stock outstanding after this offering will be "restricted securities" as that term is defined in Rule 144 under the Securities Act and may be subject to lock-up agreements. These remaining shares will generally become available for sale in the public market as follows:

  •
  no restricted shares will be eligible for immediate sale upon the closing of this offering; and

  •
                           shares will be eligible for sale upon expiration of the lock-up agreements 181 days after the date of this prospectus, subject to any volume and other limitations applicable to the holders of such shares.

Rule 144

              In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell their securities provided that (1) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale, (2) we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale and (3) we are current in our Exchange Act reporting at the time of sale. Additionally, a person who has beneficially owned restricted shares for at least one year and who is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days before the sale, would be entitled to sell those securities at any time.

              Persons who have beneficially owned shares of our common stock for at least six months, but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

  •
  1% of the number of shares of our common stock then outstanding, which will equal approximately                         shares immediately after the completion of this offering (assuming no exercise of the underwriters' option to purchase additional shares); and

  •
  the average weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

              Such sales by affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Rule 701

              In general, under Rule 701 a person who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been one of our affiliates during the immediately preceding 90 days may sell these shares in reliance upon Rule 144, but without being required to comply with the notice, manner of sale, public information requirements or volume limitation provisions of Rule 144. Rule 701 also permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701. As of                        , options exercisable for                         shares of our outstanding common stock had been issued in reliance on Rule 701. However, all Rule 701 shares are subject to lock-up agreements as described below and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Lock-up Agreements

              We, our executive officers and directors and our other existing security holders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Morgan Stanley & Co. LLC. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

  •
  offer, pledge, sell, or contract to sell any common stock;

  •
  sell any option or contract to purchase any common stock;

  •
  purchase any option or contract to sell any common stock;

  •
  grant any option, right, or warrant for the sale of any common stock;

  •
  lend or otherwise dispose of or transfer any common stock;

  •
  request or demand that we file a registration statement related to the common stock; or

  •
  enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

              This lock-up provision also applies to common stock and to securities convertible into or exchangeable for or repayable with common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above, in whole or in part, at any time.

Registration Statement on Form S-8

              We intend to file a registration statement on Form S-8 under the Securities Act promptly after the completion of this offering to register the offer and sale of shares of our common stock subject to outstanding options, as well as reserved for future issuance, under our equity incentive plans, including the 2012 Plan and the 2016 Plan. This registration statement on Form S-8 will become effective immediately upon filing, and shares of our common stock covered by the registration statement may then be publicly resold under a valid exemption from registration and subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and any applicable market standoff agreements and lock-up agreements. See "Executive Compensation—Equity Compensation Plans" for a description of our equity incentive plans.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

              The following is a summary of material U.S. federal income tax considerations relevant to the ownership and disposition of our common stock by non-U.S. holders (as defined below), but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated or proposed thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those set forth below.

              This summary is limited to non-U.S. holders who purchase our common stock pursuant to this offering and who hold shares of our common stock as capital assets within the meaning of Section 1221 of the Code (generally, for investment purposes). This summary does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction or under U.S. federal gift and estate tax laws. In addition, this discussion does not address tax considerations applicable to an investor's particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

  •
  banks, insurance companies or other financial institutions;

  •
  persons subject to the alternative minimum tax;

  •
  tax-exempt organizations;

  •
  controlled foreign corporations, passive foreign investment companies, and corporations that accumulate earnings to avoid United States federal income tax;

  •
  brokers or dealers in securities or currencies;

  •
  traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

  •
  persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

  •
  certain former citizens or former long-term residents of the United States;

  •
  persons who hold our common stock as a position in a hedging transaction, "straddle," "conversion transaction," or other risk reduction transaction; or

  •
  persons deemed to sell our common stock under the constructive sale provisions of the Code.

              In addition, if a partnership (including an entity or arrangement classified as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors.

              YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE UNITED STATES FEDERAL ESTATE OR GIFT TAX RULES, UNITED STATES ALTERNATIVE MINIMUM TAX RULES OR UNDER THE LAWS OF ANY NON-U.S., STATE OR LOCAL TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Non-U.S. Holder Defined

              For purposes of this discussion, you are a non-U.S. holder if you are any holder other than a partnership (or entity or arrangement classified as a partnership for U.S. federal income tax purposes) that is not:

  •
  a citizen or individual resident of the United States;

  •
  a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate whose income is subject to U.S. federal income tax regardless of its source; or

  •
  a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more "U.S. persons" who have the authority to control all substantial decisions of the trust or (y) which has made an election under applicable Treasury regulations to be treated as a U.S. person.

Distributions

              We have not made any distributions on our common stock, and we do not expect to make any distributions for the foreseeable future. However, if we do make distributions on our common stock, other than certain pro rata distributions of common stock, those payments will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and first will reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock, subject to the tax treatment described below in "—Gain on Sale or Other Taxable Disposition of Common Stock."

              Any dividend paid to you generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividend, or such lower rate as may be specified by an applicable income tax treaty, except to the extent that the dividends are "effectively connected" dividends, as described below. In order to be eligible for a reduced treaty rate, you must provide us with a properly completed IRS Form W-8BEN or W-8BEN-E or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate. If you are a non-U.S. holder of shares of our common stock who is eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the Internal Revenue Service, or the IRS. If you are a non-U.S. holder who holds your stock through a financial institution or other agent acting on your behalf, you will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

              We may withhold up to 30% of the gross amount of the entire distribution even if greater than the amount constituting a dividend, as described above, to the extent provided for in the Treasury Regulations. If tax is withheld on the amount of a distribution in excess of the amount constituting a dividend, then a refund of any such excess amounts may be obtained if a claim for refund is timely filed with the IRS.

              Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, attributable to a permanent establishment or fixed base maintained by you in the United States) are exempt from such withholding tax. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI (or other successor form) properly certifying such exemption. Such effectively connected dividends, although not subject to U.S. federal withholding tax, are generally taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

Gain on Sale or Other Taxable Disposition of Common Stock

              You generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

  •
  the gain is effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, the gain is attributable to a permanent establishment or fixed base maintained by you in the United States);

  •
  you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

  •
  our common stock constitutes a U.S. real property interest by reason of our status as a "United States real property holding corporation" for U.S. federal income tax purposes, or a USRPHC, at any time within the shorter of the five-year period preceding the disposition or your holding period for our common stock.

              In general, we would be a USRPHC if our "U.S. real property interests" comprised at least 50% of the sum of the fair market value of our worldwide real property interests plus our other assets used or held in our trade or business. We believe that we are not currently and (based upon our projections as to our business) will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market (within the meaning of applicable Treasury regulations), such common stock will be treated as a U.S. real property interest only if you actually or constructively hold more than five percent of such regularly traded common stock at any time during the applicable period described above.

              If you are a non-U.S. holder described in the first bullet above, you generally will be required to pay tax on the gain derived from the sale (net of certain deductions or credits) under regular graduated U.S. federal income tax rates generally applicable to U.S. persons, and corporate non-U.S. holders described in the first bullet above also may be subject to branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S. source capital losses for that year (even though you are not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses. You should consult any applicable income tax or other treaties that may provide for different rules.

Backup Withholding and Information Reporting

              Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

              Payments of dividends or of proceeds on the disposition of stock made to you may be subject to additional information reporting and backup withholding at a current rate of 28% unless you establish an exemption, for example by properly certifying your non-U.S. status on a Form W-8BEN or W-8BEN-E or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person or that the conditions of any other exemption are not, in fact, satisfied.

              Backup withholding is not an additional tax; rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Foreign Account Tax Compliance Act (or FATCA)

              Sections 1471 through 1474 of the Code, or FATCA, and Treasury regulations thereunder generally will impose a U.S. federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our common stock paid to a "foreign financial institution" (as specially defined under these rules) unless such institution enters into (or is otherwise subject to) an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). FATCA also generally will impose a U.S. federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our common stock paid to a non-financial foreign entity unless such entity provides the withholding agent with a certification identifying the direct and indirect U.S. owners of the entity or certifies that it does not have any substantial U.S. owners. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these withholding and reporting requirements may be subject to different rules. Under certain transition rules, any obligation to withhold under FATCA with respect to gross proceeds on a disposition of our common stock will not begin until January 1, 2019. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in our common stock.

              THE PRECEDING DISCUSSION OF UNITED STATES FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. THIS DISCUSSION IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR UNITED STATES FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

              Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. LLC, Robert W. Baird & Co. Incorporated and Piper Jaffray & Co. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. LLC
Robert W. Baird & Co. Incorporated
Piper Jaffray & Co.
Jefferies LLC
William Blair & Company, L.L.C.

Total

              Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

              We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

              The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

              The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $                        per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

              The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to YETI Holdings, Inc.	$	$	$

              The expenses of the offering, not including the underwriting discount, are estimated at $                        and are payable by us. We have also agreed to reimburse the underwriters for certain of their expenses, in an amount of up to $                        , as set forth in the underwriting agreement.

              In addition, the underwriters have agreed to reimburse us for certain of our expenses incurred in connection with this offering.

Option to Purchase Additional Shares

              We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to                         additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the table above.

Reserved Shares

              At our request, the underwriters have reserved for sale, at the initial public offering price, up to            % of the shares offered by this prospectus for sale to                        . If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

No Sales of Similar Securities

              We, our executive officers and directors and our other existing security holders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

  •
  offer, pledge, sell, or contract to sell any common stock;

  •
  sell any option or contract to purchase any common stock;

  •
  purchase any option or contract to sell any common stock;

  •
  grant any option, right, or warrant for the sale of any common stock;

  •
  lend or otherwise dispose of or transfer any common stock;

  •
  request or demand that we file a registration statement related to the common stock; or

  •
  enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

              This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above, in whole or in part, at any time.

Listing

              We expect the shares to be approved for listing on the NYSE, subject to notice of issuance, under the symbol "YETI." In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.

              Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

  •
  the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

  •
  our financial information;

  •
  the history of, and the prospects for, our company and the industry in which we compete;

  •
  an assessment of our management, our past and present operations, and the prospects for, and timing of, our future financial performance;

  •
  the present state of our development; and

  •
  the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

              An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

              The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

              Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of our common stock, such as bids or purchases to peg, fix or maintain that price.

              In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales, and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which they may purchase shares through the option granted to them. "Naked" short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

              The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

              Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise.

              Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

              In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

              Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

              In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

              In relation to each member state of the European Economic Area, no offer of ordinary shares which are the subject of the offering has been, or will be made to the public in that Member State, other than under the following exemptions under the Prospectus Directive:

  (a)
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

  (b)
  to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives for any such offer; or

  (c)
  in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of ordinary shares referred to in (a) to (c) above shall result in a requirement for the Company or any representative to publish a prospectus pursuant to Article 3 of the Prospectus Directive, or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

              Each person located in a Member State to whom any offer of ordinary shares is made or who receives any communication in respect of an offer of ordinary shares, or who initially acquires any ordinary shares will be deemed to have represented, warranted, acknowledged and agreed to and with each representative and the Company that (1) it is a "qualified investor" within the meaning of the law in that Member State implementing Article 2(1)(e) of the Prospectus Directive; and (2) in the case of any ordinary shares acquired by it as a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, the ordinary shares acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or where ordinary shares have been acquired by it on behalf of persons in any Member State other than qualified investors, the offer of those ordinary shares to it is not treated under the Prospectus Directive as having been made to such persons.

              The Company, the representatives and their respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgments and agreements.

              This prospectus has been prepared on the basis that any offer of shares in any Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the representatives have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the representatives to publish a prospectus for such offer.

              For the purposes of this provision, the expression an "offer of ordinary shares to the public" in relation to any ordinary shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe the ordinary shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression "Prospectus Directive" means Directive 2003/71/EC (as amended) and includes any relevant implementing measure in each Member State.

              The above selling restriction is in addition to any other selling restrictions set out below.

Notice to Prospective Investors in the United Kingdom

              In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are "qualified investors" (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, which we refer to as the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

              The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

              Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

              This prospectus relates to an Exempt Offer in accordance with the Markets Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Markets Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

              No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

              Any offer in Australia of the shares may only be made to persons, which we refer to as the Exempt Investors, who are "sophisticated investors" (within the meaning of section 708(8) of the Corporations Act), "professional investors" (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

              The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

              This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It is only provided to "wholesale clients" (within the meaning of section 761G(4) of the Corporations Act) in Australia. Before making an investment decision, investors should consider whether the information in this prospectus and the shares offered under this prospectus are appropriate to their needs, objectives and financial circumstances and seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

              The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) and any rules made thereunder; or (b) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong), or which do not constitute an offer to the public within the meaning thereunder. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

              The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, "Japanese Person" shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

              This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

              Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

  (a)
  a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

  (b)
  a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

  (a)
  to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

  (b)
  where no consideration is or will be given for the transfer;

  (c)
  where the transfer is by operation of law;

  (d)
  as specified in Section 276(7) of the SFA; or

  (e)
  as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to Prospective Investors in Canada

              The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

              Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

              Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

              The validity of the issuance of the shares of common stock offered by this prospectus will be passed on for us by Jones Day. Certain legal matters relating to this offering will be passed on for the underwriters by Shearman & Sterling LLP.

EXPERTS

              The consolidated financial statements included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

              We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to our shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. Some items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the shares of common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or any other document are summaries of the material terms of such contract, agreement or other document. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved. A copy of the registration statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, and copies of these materials may be obtained from those offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The address of the SEC's website is http://www.sec.gov.

              Upon completion of this offering, we will be required to file periodic reports, proxy statements and other information with the SEC pursuant to the Exchange Act. To comply with these requirements, we will file periodic reports, proxy statements and other information with the SEC. In addition, we intend to make available on or through our internet website, YETI.com, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

YETI Holdings, Inc. and Subsidiaries

Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
YETI Holdings, Inc.

We have audited the accompanying consolidated balance sheets of YETI Holdings, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2015 and 2014, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2015, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of YETI Holdings, Inc. and subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP
Dallas, Texas
April 11, 2016

YETI Holdings, Inc. and Subsidiaries

Consolidated Balance Sheets

(In thousands, except per share data)

	December 31,
	2015	2014
ASSETS
Current assets
Cash	$40,253	$8,887
Accounts receivable, net	63,985	16,861
Inventories	88,310	17,698
Deposits	15,097	8,359
Prepaid expenses and other current assets	8,399	3,362

Total current assets	216,044	55,167
Property and equipment, net	14,834	9,081
Goodwill	50,683	50,683
Intangible assets, net	63,096	65,478
Deferred charges and other assets, net	1,381	1,099

Total assets	$346,038	$181,508

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Current maturities of long-term debt	$1,957	$1,957
Accounts payable	24,925	12,852
Accrued expenses	25,341	4,904
Taxes payable	13,889	595
Accrued payroll and related costs	4,987	1,496
Other current liabilities	10,000	—

Total current liabilities	81,099	21,804
Long-term debt	59,719	26,676
Deferred income taxes	4,091	4,694
Other liabilities	211	3,782

Total liabilities	145,120	56,956
Commitments and contingencies
Stockholders' equity
Common stock, $0.01 par value; 200,000 shares authorized; 100,780 and 100,122 shares outstanding at December 31, 2015 and 2014, respectively	1	1
Additional paid-in capital	102,864	100,720
Retained earnings	98,053	23,831

Total stockholders' equity	200,918	124,552

Total liabilities and stockholders' equity	$346,038	$181,508

See accompanying notes to the consolidated financial statements

YETI Holdings, Inc. and Subsidiaries

Consolidated Statements of Operations

(In thousands, except per share data)

	Year Ended December 31,
	2015	2014	2013
Net sales	$468,946	$147,729	$89,923
Cost of goods sold	250,245	80,543	45,541

Gross profit	218,701	67,186	44,382
Selling, general and administrative expenses	90,791	41,519	29,210

Operating income	127,910	25,667	15,172
Interest expense	(6,075)	(3,522)	(3,884)
Other expense	(6,474)	(221)	(221)

Income before income taxes	115,361	21,924	11,067
Income tax expense	(41,139)	(7,714)	(3,806)

Net income	$74,222	$14,210	$7,261

Net income per share
Basic	$738.73	$142.34	$72.97
Diluted	$730.63	$141.27	$72.60
Weighted average common shares outstanding
Basic	100,472	99,833	99,501
Diluted	101,587	100,586	100,012

See accompanying notes to the consolidated financial statements

YETI Holdings, Inc. and Subsidiaries

Consolidated Statements of Stockholders' Equity

(In thousands)

	Common Stock
			Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
	Shares	Amount
Balance, December 31, 2012	99,501	$1	$99,585	$2,360	$101,946
Stock-based compensation	—	—	125	—	125
Net income	—	—	—	7,261	7,261

Balance, December 31, 2013	99,501	1	99,710	9,621	109,332
Exercise of options	621	—	621	—	621
Stock-based compensation	—	—	233	—	233
Tax benefit from employee stock plans	—	—	156	—	156
Net income	—	—	—	14,210	14,210

Balance, December 31, 2014	100,122	1	100,720	23,831	124,552
Exercise of options	627	—	631	—	631
Issuance of common shares	31	—	254	—	254
Stock-based compensation	—	—	624	—	624
Tax benefit from employee stock plans	—	—	635	—	635
Net income	—	—	—	74,222	74,222

Balance, December 31, 2015	100,780	$1	$102,864	$98,053	$200,918

See accompanying notes to the consolidated financial statements

YETI Holdings, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31,
	2015	2014	2013
Cash Flows from Operating Activities:
Net income	$74,222	$14,210	$7,261
Adjustments to reconcile net income to cash from operating activities:
Depreciation and amortization	7,531	6,803	5,713
Amortization of deferred loan costs	722	298	261
Stock-based compensation	624	233	125
Deferred income taxes	(1,664)	2,131	1,467
Change in fair value of contingent consideration payable	6,474	221	221
Changes in operating assets and liabilities:
Accounts receivable, net	(47,124)	(7,469)	(4,596)
Inventories	(70,612)	(9,478)	(1,928)
Other current assets	(10,713)	(10,074)	(193)
Accounts payable and accrued expenses	36,001	9,279	845
Taxes payable	13,294	(326)	2,770
Other	(130)	65	191

Net cash provided by operating activities	8,625	5,893	12,137

Cash Flows from Investing Activities:
Additions to property and equipment	(8,856)	(3,824)	(4,694)
Additions to intangible assets	(2,046)	(271)	(17)

Net cash used in investing activities	(10,902)	(4,095)	(4,711)

Cash Flows from Financing Activities:
Proceeds from issuance of long-term debt	35,000	—	—
Repayments of long-term debt	(1,957)	(1,468)	(9,200)
Payment of deferred financing fees	(920)	(450)	—
Proceeds from employee stock transactions	885	621	—
Tax benefit from employee stock plans	635	156	—

Net cash provided by (used in) financing activities	33,643	(1,141)	(9,200)

Net change in cash	31,366	657	(1,774)
Cash, beginning of year	8,887	8,230	10,004

Cash, end of year	$40,253	$8,887	$8,230

Supplemental Disclosure of Cash Flow Information:
Interest paid	$5,278	$3,149	$3,549

Income taxes paid	$28,191	$7,168	$2,582

See accompanying notes to the consolidated financial statements

Note 1—Organization and Significant Accounting Policies

Organization and Business

              YETI Holdings, Inc. acquired the operations of YETI Coolers, LLC ("Coolers") on June 15, 2012. We are headquartered in Austin, Texas, and are a rapidly growing designer, marketer, and distributor of premium products for the outdoor and recreation market, which are sold under the YETI® brand. We sell our products to independent retailers and national accounts across a wide variety of end user markets as well as through our direct-to-consumer channel, primarily our e-commerce website.

Principles of Consolidation

              The consolidated financial statements and related disclosures are presented in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The consolidated financial statements include our accounts and those of our wholly owned subsidiaries. Intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

              In preparing the consolidated financial statements, we make estimates and judgments that affect the reported amounts of assets, liabilities, sales, expenses, and related disclosure of contingent assets and liabilities. We re-evaluate our estimates on an on-going basis. Our estimates are based on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Due to the uncertainty inherent in these estimates, actual results may differ from these estimates and could differ based upon other assumptions or conditions.

Cash

              We maintain our cash in bank deposit accounts which, at times, may exceed federally insured limits. We have not historically experienced any losses in such accounts.

Revenue Recognition

              Revenue is recognized when persuasive evidence of an arrangement exists, and title and risks of ownership have passed to the customer, based on the terms of sale. Goods are usually shipped to customers with FOB shipping point terms; however, our practice is to bear the responsibility of the delivery to the customer. In the case that product is lost or damaged in transit to the customer, we take the responsibility to provide new product. In effect, we apply a synthetic FOB destination policy and therefore recognize revenue when the product is delivered to and accepted by the customer. For our national accounts, delivery of our products typically occurs at shipping point, as they take delivery at our distribution center.

              As part of our revenue recognition policy, we record estimated sales returns, discounts, warranties and miscellaneous claims from customers as reductions to revenues at the time revenues are recorded. We base our estimates on our historical experience and trends. Actual returns, discounts, and warranty claims in any future period are inherently uncertain and thus may differ from our estimates. If actual or expected future returns, discounts, and warranty claims were significantly greater or lower than the reserves we had established, we would record a reduction or increase to net sales in the period in which we made such determination.

Shipping and Handling Costs

              Amounts charged to customers for shipping and handling are included in net sales. Our cost of goods sold includes inbound freight charges for product delivery from our contract manufacturers. The

Note 1—Organization and Significant Accounting Policies (Continued)

cost of product shipment to our customers, which totaled $14.1 million, $5.9 million, and $3.8 million for the years ended December 31, 2015, 2014, and 2013, respectively, is included in selling, general and administrative expenses in the accompanying consolidated statements of operations.

Accounts Receivable

              Accounts receivable are carried at original invoice amount less an estimated allowance for doubtful accounts. We make ongoing estimates relating to our ability to collect our accounts receivable and maintain an allowance for estimated losses resulting from the inability of our customers to make required payments. In determining the amount of the allowance, we consider our historical level of credit losses and make judgments about the creditworthiness of our customers based on ongoing credit evaluations and their payment trends. Accounts receivable are uncollateralized customer obligations due under normal trade terms typically requiring payment within 30 to 45 days of sale. Receivables are written off when deemed uncollectible. Recoveries of trade receivables previously written off are recorded to income when received.

              As of December 31, 2015 and 2014, we had an allowance for doubtful accounts totaling approximately $0.4 million and $0.2 million, respectively.

Inventories

              Inventories are comprised primarily of finished goods and are carried at the lower of cost (weighted average cost method) or market (net realizable value). We make ongoing estimates relating to the net realizable value of inventories based upon our assumptions about future demand and market conditions.

Property and Equipment

              Property and equipment are carried at cost, and depreciated using the straight-line method. Expenditures for repairs and maintenance are expensed as incurred, while asset betterments that extend the useful life are capitalized. The useful lives for property and equipment for purposes of depreciation are as follow:

Leasehold improvements	lesser of 7 years or remaining lease term
Molds and tooling	5 - 6 years
Furniture and equipment	3 - 7 years
Computers and software	3 - 7 years

Goodwill and Indefinite-Lived Intangible Assets

              Goodwill and intangible assets are recorded at cost, or at their estimated fair values at the date of acquisition. We review goodwill and indefinite-lived intangible assets for impairment annually or whenever events or changes in circumstances indicate the carrying amount may be impaired. In conducting our annual impairment test, we first review qualitative factors to determine whether it is more likely than not that the fair value of the asset is less than its carrying amount. If factors indicate that the fair value of the asset is less than its carrying amount, we perform a quantitative assessment of the asset, analyzing the expected present value of future cash flows to quantify the amount of impairment, if any. We perform our annual impairment tests in the fourth quarter of each fiscal year. We did not recognize any impairment charges related to goodwill or indefinite-lived intangible assets during 2015, 2014, or 2013.

Note 1—Organization and Significant Accounting Policies (Continued)

Long-Lived Assets

              We review our long-lived assets, which include property and equipment and definite-lived intangible assets, for impairment whenever events or changes in circumstances indicate the carrying amount of such assets may not be recoverable. An impairment loss on our long-lived assets exists when the estimated undiscounted cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. Any impairment loss recognized represents the excess of the long-lived asset's carrying value over the estimated fair value. We did not recognize any impairment charges related to long-lived assets during 2015, 2014, or 2013.

Deferred Charges

              Deferred financing fees are capitalized and amortized over the terms of the related loans, in a manner that approximates the effective interest method. Amortization expense is included in interest expense in the accompanying consolidated statements of operations. Amortization expense for the years ended December 31, 2015, 2014, and 2013 was $0.7 million, $0.3 million, and $0.3 million, respectively.

Warranty

              Warranty liabilities are recorded at the time of sale for the estimated costs that may be incurred under the terms of our limited warranty. We make and revise these estimates primarily on the number of units under warranty, historical experience of warranty claims, and an estimated per unit replacement cost. The liability for warranties is included in accrued expenses in the consolidated balance sheets. The specific warranty terms and conditions vary depending upon the product sold, but are generally warranted against defects in material and workmanship ranging from three to five years. Our warranty only applies to the original owner. We had warranty reserves of approximately $2.1 million and $0.7 million as of December 31, 2015, and 2014, respectively.

Advertising

              Advertising expenditures are expensed in the period in which the advertising occurs and included in selling, general and administrative expenses in the accompanying consolidated statements of operations. Advertising expenses totaled approximately $14.4 million, $6.9 million, and $4.7 million for the years ended December 31, 2015, 2014, and 2013, respectively.

Contingent Consideration Payable

              In connection with our majority stockholder's investment in 2012, we provided a seller earnout provision whereby the sellers would be entitled to an additional cash payment of up to $10 million (the "Contingent Consideration"), upon the achievement of certain performance thresholds and events. The Contingent Consideration liability was initially measured at a fair value of $2.9 million at the date of acquisition. Subsequent to the initial measurement, the liability is measured at fair value on a recurring basis by estimating the timing of payment and probability weighting the various valuation scenarios. Such a measure is based on significant inputs that are not observable in the market, and therefore, classified as Level 3 (as defined below). Key assumptions include the estimated timing of payment, the probability of achieving the specified return and discount rates. At December 31, 2015, the Contingent Consideration was measured at fair value and changes in the underlying assumptions and probabilities included updates to the timing of payment and the discount rate. Changes in the fair value of the Contingent Consideration totaled $6.5 million, $0.2 million, and $0.2 million for the years ended December 31, 2015, 2014, and 2013, respectively, and are included in other expenses in the accompanying consolidated statements of

Note 1—Organization and Significant Accounting Policies (Continued)

operations. The balance of the Contingent Consideration was $10.0 million and $3.5 million and included in other current liabilities at December 31, 2015 and other liabilities at December 31, 2014, respectively.

Stock-Based Compensation

              We have a stock-based compensation plan, which is described more fully in Note 7. Compensation cost relating to stock-based payment transactions as provided by the plan are recognized in selling, general and administrative expenses within the consolidated statements of operations.

              We estimate the fair value of our common stock based on the appraisals performed by an independent valuation specialist. The valuations were performed in accordance with applicable methodologies, approaches and assumptions of the technical practice-aid issued by the American Institute of Certified Public Accountants entitled Valuation of Privately-Held Company Equity Securities Issued as Compensation and considered many objective and subjective factors to determine the common stock fair market value at each valuation date.

              We estimate the fair value of stock options on the date of grant using a Black-Scholes option-pricing valuation model, which requires the input of highly subjective assumptions including expected option term, stock price volatility and the risk free interest rate. The assumptions used in calculating the fair value of stock-based compensation awards represent management's best estimates, but the estimates involve inherent uncertainties and the application of management judgment. Expected stock price volatility is estimated using the calculated value method based on the historical closing values of comparable publicly-held entities. The risk-free interest rate reflects the U.S. Treasury yield curve for a similar expected life instrument in effect at the time of the grant.

Income Taxes

              We are subject to federal and state income tax on our corporate earnings. Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and are measured using enacted tax rates that will be in effect when the temporary differences reverse.

              We have not recorded a reserve for any tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. When and if applicable, potential interest and penalties on uncertain tax positions are expensed as incurred and classified in selling, general and administrative expenses in the accompanying statements of operations. As of December 31, 2015 and 2014, we had no liability for unrecognized tax benefits. As of December 31, 2015, tax years 2011 to 2014 remain subject to examination.

Fair Value of Financial Instruments

              For financial assets and liabilities recorded at fair value on a recurring or non-recurring basis, fair value is the price we would receive to sell an asset, or pay to transfer a liability, in an orderly transaction with a market participant at the measurement date. In the absence of such data, fair value is estimated using internal information consistent with what market participants would use in a hypothetical transaction. In determining fair value, observable inputs reflect market data obtained from independent

Note 1—Organization and Significant Accounting Policies (Continued)

sources, while unobservable inputs reflect our market assumptions; preference is given to observable inputs. These two types of inputs create the following fair value hierarchy:

Level 1:	Quoted prices for identical instruments in active markets.
Level 2:	Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.
Level 3:	Significant inputs to the valuation model are unobservable.

              Our financial instruments consist principally of cash, accounts receivable, accounts payable and bank indebtedness. The carrying amount of cash, accounts receivable and accounts payable, approximates fair value due to the short-term maturity of these instruments. The fair value of our long-term bank indebtedness, which is classified as a level 2, was approximately $64.8 million at December 31, 2015. We estimate the fair value of our long-term bank indebtedness using a discounted cash flow valuation methodology. This methodology utilizes an interest rate assumption for long-term bank indebtedness with similar terms and remaining maturities.

Reclassifications and Immaterial Error Correction

              Certain reclassifications have been made in prior period financial statements to conform to the current period presentation. To align our product costs with the sales generated by those products, we reclassified certain amounts, primarily related to the cost of product shipment to our customers, from cost of goods sold to selling, general and administrative expenses in the consolidated statements of operations for the years ended December 31, 2014 and 2013. The cost of product shipments to our customers totaled $5.9 million and $3.8 million for the years ended December 31, 2014 and 2013, respectively. In addition, we corrected an immaterial error in the classification of 2014 depreciation for cooler production molds and tooling of $2.1 million, which was previously included in selling, general and administrative expenses and is now included in cost of goods sold in the consolidated statements of operations for the year ended December 31, 2014. There was no effect on net income for this correction and no correction was necessary for 2013. This immaterial error was identified in our preparation and review of our 2015 financial statements.

Recently Issued Accounting Pronouncements

              In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers: (Topic 606)." This update will supersede the revenue recognition requirements in Topic 605, "Revenue Recognition," and most industry-specific guidance. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In July 2015, the FASB deferred the effective date of this ASU, with the issuance of ASU 2015-14, which is now effective for interim and annual reporting periods beginning after December 15, 2017 (December 31, 2018 for non-public entities). We are evaluating what impact, if any, the adoption of this ASU will have on our financial condition, results of operations, cash flows or financial disclosures.

              In April 2015, the FASB issued ASU No. 2015-03, "Interest—Imputation of Interest (Subtopic 835-30)." This update requires debt issuance costs to be presented in the balance sheet as a direct reduction from the associated debt liability. The standard is effective for interim and annual reporting periods beginning after December 15, 2015. The new guidance will be applied on a retrospective basis. In August 2015, the FASB issued ASU No. 2015-15 which allows a debt issuance cost related to a line-of-credit to be presented in the balance sheet as an asset and subsequently amortized ratably over the

Note 1—Organization and Significant Accounting Policies (Continued)

term of the line-of credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. We do not expect the adoption of these ASU's to have a material impact on our financial condition, results of operations, cash flows or financial disclosures.

              In July 2015, the FASB issued ASU No. 2015-11, "Inventory (Topic 330)." Topic 330, Inventory, requires an entity to measure inventory at the lower of cost or market. Market could be replacement cost, net realizable value, or net realizable value less an approximately normal profit margin. The amendments apply to all inventory methods except LIFO, this includes inventory that is measured using average cost. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The standard is effective for interim and annual reporting periods beginning after December 15, 2016. We are evaluating what impact, if any, the adoption of this ASU will have on our financial condition, results of operations, cash flows or financial disclosures.

              In November 2015, the FASB issued ASU No. 2015-17, "Income Taxes: (Topic 740)." This update aligns the presentation of deferred income tax assets and liabilities with International Financial Reporting Standards, which requires deferred tax assets and liabilities to be classified as noncurrent in a classified balance sheet. The current requirement that deferred tax liabilities and assets be offset and presented as a single amount is not affected by the amendments in this update. The standard is effective for interim and annual reporting periods beginning after December 15, 2016. The amendments in this update may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. We are evaluating what impact, if any, the adoption of this ASU will have on our financial condition, results of operations, cash flows or financial disclosures.

              In February 2016, the FASB issued ASU No. 2016-02, "Leases (Topic 842)." This update establishes a comprehensive lease standard for all industries. The new standard requires lessees to recognize a right of use asset and a lease liability for virtually all leases, other than leases that meet the definition of a short term lease. The standard is effective for interim and annual reporting periods beginning after December 15, 2018 (December 31, 2019 for non-public entities). We are evaluating what impact, if any, the adoption of this ASU will have on our financial condition, results of operations, cash flows or financial disclosures.

Note 2—Share Data

              We are authorized to issue up to 200,000 shares of common stock. The number of common shares outstanding totaled 100,780, 100,122, and 99,501 at December 31, 2015, 2014, and 2013, respectively. Basic income per share is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted income per share includes the additional effect of all potentially dilutive securities, which includes dilutive share options granted under stock-based compensation plans.

Note 2—Share Data (Continued)

              A reconciliation of shares for basic and diluted net income per share is set forth below (dollars in thousands, except share data):

	For the year ended December 31,
	2015	2014	2013
Net income	$74,222	$14,210	$7,261
Weighted average common shares outstanding—basic	100,472	99,833	99,501
Effect of dilutive securities	1,115	753	511

Weighted average common shares outstanding—diluted	101,587	100,586	100,012

Net income per share
Basic	$738.73	$142.34	$72.97
Diluted	$730.63	$141.27	$72.60

              Effects of potentially dilutive securities are presented only in periods in which they are dilutive. Stock options representing 539, 160 and 655 shares of common stock were outstanding for the years ended December 31, 2015, 2014, and 2013, respectively, but were excluded from the computation of diluted earnings per share as their effect would be anti-dilutive.

Note 3—Property and Equipment

              Property and equipment consisted of the following (dollars in thousands):

	December 31,
	2015	2014
Molds and tooling	$15,411	$10,675
Furniture, fixtures and equipment	669	284
Computers and software	5,991	1,813
Construction in process	—	443

Property and equipment, gross	22,071	13,215
Accumulated depreciation	(7,237)	(4,134)

Property and equipment, net	$14,834	$9,081

              Depreciation expense totaled approximately $3.1 million, $2.4 million, and $1.3 million for the years ended December 31, 2015, 2014, and 2013.

Note 4—Intangible Assets

              The following is a summary of our intangible assets as of December 31, 2015 (dollars in thousands):

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Useful Life
Tradename	$31,363	$—	$31,363	Indefinite
Customer relationships	42,205	(13,599)	28,606	11 years
Non-compete agreements	2,815	(1,996)	819	5 years
Trademarks	1,273	(24)	1,249	20 years
Patents	1,072	(13)	1,059	20 years

Total intangible assets	$78,728	$(15,632)	$63,096

              The following is a summary of our intangible assets as of December 31, 2014 (dollars in thousands):

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Useful Life
Tradename	$31,363	$—	$31,363	Indefinite
Customer relationships	42,205	(9,763)	32,442	11 years
Non-compete agreements	2,815	(1,433)	1,382	5 years
Trademarks	83	(3)	80	20 years
Patents	216	(5)	211	20 years

Total intangible assets	$76,682	$(11,204)	$65,478

              Amortization expense for each of the years ended December 31, 2015, 2014, and 2013 totaled approximately $4.4 million. Amortization expense for the years ending December 31, 2016 through 2020 is estimated to be $4.6 million, $4.3 million, $4.0 million, $4.0 million, and $4.0 million, respectively.

Note 5—Long-Term Debt

              Long-term debt consisted of the following (dollars in thousands):

	December 31,
	2015	2014
Revolving credit facility, due 2017	$—	$—
Term Loan A, due 2017	49,676	16,633
Term Loan B, due 2017	12,000	12,000

Total debt	61,676	28,633
Current maturities of long-term debt	(1,957)	(1,957)

Total long-term debt	$59,719	$26,676

              In June 2012, we entered into a credit agreement with a financial institution, which is also a minority stockholder. The agreement provides for a revolving credit facility and two term loans (collectively, the "Facility"). The Facility is collateralized by substantially all of our assets and matures on June 15, 2017.

Note 5—Long-Term Debt (Continued)

              At December 31, 2014, the aggregate borrowings available under the revolving credit facility were $30 million, of which we had no balance outstanding. In April 2015, the Facility was amended to increase the maximum borrowings provided by the revolving credit facility to $40 million, of which we had no balance outstanding as of December 31, 2015. The revolving credit facility bears interest at LIBOR plus an applicable margin based on our leverage ratio, as defined by the credit agreement. At December 31, 2015 and 2014, the effective interest rate on the revolving credit facility was 8.25%. In addition, the revolving credit facility requires an unused facility fee of 0.75%.

              In April 2015, we amended Term Loan A, to enable us to borrow an additional $35 million, which increased the total amount outstanding under Term Loan A at the time of the amendment to $51 million. The proceeds from the additional funding were used to repay then outstanding borrowings under our revolving credit facility and for general corporate purposes. Term Loan A bears interest monthly at LIBOR plus an applicable margin as defined by the credit agreement. At December 31, 2015 and 2014, the effective interest rate on Term Loan A was 8.25%. Principal is due in quarterly installments, with the remaining principal balance due at maturity. At December 31, 2015 and 2014, approximately $49.7 million and $16.6 million, respectively, was outstanding under Term Loan A.

              Term Loan B had an outstanding principal balance of $12 million at both December 31, 2015 and 2014 which is due at maturity in 2017. Term Loan B bears interest monthly at LIBOR plus an applicable margin based on our leverage ratio, as defined by the credit agreement plus 1.00% which, at our option, may be paid in-kind as an addition to principal. At December 31, 2015 and 2014, the effective interest rate on Term Loan B was 12.50%.

              The Facility also requires us to meet certain affirmative, negative and financial covenants. The financial covenants include a fixed charge coverage ratio, total leverage ratio and capital expenditure limitations, as defined by the provisions of the Facility. We were in compliance with all financial covenants at December 31, 2015. We are required to make additional principal payments based on excess cash flow and other financial ratios. No additional principal payments were required during either 2015 or 2014.

              Annual maturities of long-term debt at December 31, 2015 were $2.0 million and $59.7 million for the years ending December 31, 2016 and 2017, respectively.

Note 6—Income Taxes

              Deferred tax assets and liabilities consist of the following components at December 31, 2015 and 2014 (dollars in thousands):

	December 31,
	2015	2014
Deferred tax assets:
Accounts payable and accrued expenses	$1,166	$510
Inventory	1,590	341
Stock option expense	146	79

	2,902	930
Deferred tax liabilities:
Prepaid expenses	(1,089)	(324)
Property and equipment	(2,055)	(1,661)
Intangible assets	(2,182)	(3,033)

	(5,326)	(5,018)

Net deferred tax liabilities	$(2,424)	$(4,088)

              The deferred tax amounts above have been classified in the accompanying consolidated balance sheet at December 31, 2015 and 2014 as follows (dollars in thousands):

	December 31,
	2015	2014
Other current assets	$1,667	$606
Deferred income taxes	(4,091)	(4,694)

	$(2,424)	$(4,088)

              The components of the provision for income tax expense for the years ended December 31, 2015, 2014 and 2013, consisted of the following (dollars in thousands):

	December 31,
	2015	2014	2013
Current	$42,803	$5,583	$2,339
Deferred	(1,664)	2,131	1,467

	$41,139	$7,714	$3,806

Note 6—Income Taxes (Continued)

              A reconciliation of income taxes computed at the statutory federal income tax rate of 35% for the year ended December 31, 2015, and 34% for the years ended December 31, 2014 and 2013, is as follows (dollars in thousands):

	December 31,
	2015	2014	2013
Income taxes at the statutory rate	$40,376	$7,421	$3,756
Increase resulting from:
State income taxes, net of federal tax effect	646	14	12
Nondeductible expenses	85	162	20
Rate differences	11	130	116
Other	21	(13)	(98)

Income tax expense	$41,139	$7,714	$3,806

Note 7—Stock-Based Compensation

              We have an incentive plan, the 2012 Equity and Performance Incentive Plan (the "Plan"), which provides for up to 11,056 shares of authorized stock to be awarded as either "time-vested" or "performance-vested" options. The exercise price of stock options granted under the Plan is equal to the estimated fair market value of our common stock at the date of grant. Time-vested options vest, and become exercisable, incrementally over a 5-year period. The options become 25 percent, 50 percent, 75 percent, and 100 percent vested on the second, third, fourth, and fifth anniversaries of the grant date. The time-vested options also provide for accelerated vesting upon a change in control as described in the Plan agreement. The performance-vested options only vest upon the sale of the company in which the majority stockholder receives a minimum return on invested capital, as defined by the agreement. Both the time-vested and performance-vested stock options expire on the 10th anniversary of the grant date. We issue new shares of common stock upon the exercise of stock options.

              The calculated value of each option award is estimated at the date of grant using the Black-Scholes option valuation model. The expected option term assumption reflects the period for which we believe the option will remain outstanding. This assumption is based upon the historical and expected behavior of our employees and may vary based upon the behavior of different groups of employees.

              We have used the calculated value method to account for the options issued in 2015, 2014, and 2013. A nonpublic entity that is unable to estimate the expected stock price volatility of its underlying stock may measure awards based on a "calculated value," which substitutes the volatility of an appropriate index for the volatility of the entity's own stock price. Currently, there is no active market for our common shares. To determine stock price volatility, we used the historical closing values of comparable publicly-held entities. The risk-free interest rate reflects the U.S. Treasury yield curve for a similar instrument with the same expected term in effect at the time of the grant.

              The weighted average grant date fair value per option granted during the years ended December 31, 2015, 2014, and 2013 was $5,622, $1,812, and $673, respectively. The assumptions utilized to

Note 7—Stock-Based Compensation (Continued)

calculate the fair value of stock options granted during the years ended December 31, 2015, 2014, and 2013 are as follows:

	2015	2014	2013
Expected option term	5 - 7 years	6 - 7 years	6 - 7 years
Expected stock price volatility	30%	30.0%	42.9% - 47.1%
Risk-free interest rate	1.65% - 1.98%	1.81% - 2.08%	1.18% - 2.07%
Expected dividend yield	0.0%	0.0%	0.0%

              A summary of the time-vested and performance-vested stock options is as follows:

Time vested:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)
Balance December 31, 2012	2,564	$1,000	9.46
Options granted	655	1,668
Options exercised	—
Options forfeited, cancelled	—

Balance December 31, 2013	3,219	1,136	8.65
Options granted	215	2,259
Options exercised	(621)	1,000
Options forfeited, cancelled	(76)	2,012

Balance, December 13, 2014	2,737	1,231	7.84
Options granted	722	7,172
Options exercised	(627)	1,007
Options forfeited, cancelled	—

Balance, December 31, 2015	2,832	$1,606	7.62

Options exercisable, December 31, 2015	175	$1,489	7.19

Note 7—Stock-Based Compensation (Continued)

Performance vested:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)
Balance December 31, 2012	2,564	$1,000	9.46
Options granted	655	1,668
Options exercised	—
Options forfeited, cancelled	—

Balance December 31, 2013	3,219	1,136	8.65
Options granted	215	2,259
Options exercised	—
Options forfeited, cancelled	(76)	2,012

Balance, December 13, 2014	3,358	1,188	7.77
Options granted	722	7,172
Options exercised	—
Options forfeited, cancelled	—

Balance, December 31, 2015	4,080	$1,269	7.26

Options exercisable, December 31, 2015	—	—

              The aggregate intrinsic value of exercisable options at December 31, 2015 was approximately $3.4 million.

              The total intrinsic value of stock options exercised was approximately $4.5 million and $0.7 million for the years ended December 31, 2015 and 2014. The total fair value of stock options vested was approximately $0.3 million and $0.2 million for the years ended December 31, 2015 and 2014, respectively.

              We recognized approximately $0.6 million, $0.2 million, and $0.1 million of compensation expense for the time-vested options in the accompanying consolidated statements of operations during the years ended 2015, 2014, and 2013, respectively. As a result of the contingent nature of the performance-vested stock options, no compensation expense has been recorded in the accompanying consolidated statements of operations.

              Unrecognized compensation expense for the time-vested options of approximately $6.0 million as of December 31, 2015 is expected to be recognized during the next five years. Unrecognized compensation expense for our performance-vested stock options, which totaled approximately $7.0 million at December 31, 2015, will be recognized upon satisfaction of their vesting condition.

              The following is a summary of our non-vested stock options:

	Shares Under Outstanding Options	Weighted Average Grant Date Fair Value
Non-Vested Options at January 1, 2015	6,077	$524
Granted	1,444	5,622
Forfeited	—	—
Vested	784	419

Non-Vested Options at December 31, 2015	6,737	$1,628

Note 8—Related-Party Agreements

              We have entered into a management services agreement with our majority stockholder that provides for a management fee to be based on 1.0% of total sales not to exceed $750,000 annually plus certain out-of-pocket expenses. During the years ended December 31, 2015, 2014, and 2013, we incurred fees and out-of-pocket expenses under this agreement totaling approximately $0.8 million which were included in selling, general and administrative expenses.

              We lease warehouse and office facilities under various operating leases. One warehouse facility is leased from an entity owned by our Founders, Roy and Ryan Seiders. The lease, which is month to month and can be cancelled upon 30 days written notice, requires monthly payments of $8,700 and is included in selling, general and administrative expenses.

Note 9—Commitments and Contingencies

              Total future minimum lease payments under non-cancelable agreements at December 31, 2015 are as follows (dollars in thousands):

Year ending December 31,	Total
2016	$3,767
2017	3,349
2018	2,566
2019	861
2020	878
Thereafter	2,467

Total	$13,888

              Rent expense for the years ended December 31, 2015, 2014, and 2013 was $0.8 million, $0.6 million, and $0.4 million, respectively.

              We are subject to various claims and legal actions that arise in the ordinary course of business. Management believes that the final disposition of such matters will not have a material adverse effect on our financial position.

Note 10—Benefit Plan

              During 2013, we implemented a 401(k) defined contribution plan covering substantially all our employees, which allows for employee contributions and provides for an employer match. Our contributions totaled approximately $0.2 million, $0.1 million, and $0.1 million for the years ended December 31, 2015, 2014, and 2013, respectively.

Note 11—Segments

              We design, market, and distribute premium products for the outdoor and recreation market, which are sold under the YETI® brand. We report our operations as a single reportable segment, and manage our business as a single-brand consumer products business. This is supported by our operational structure, which includes sales, design, operations, marketing, and administrative functions focused on the entire product suite rather than individual product categories. Our chief operating decision maker does not regularly review financial information specifically by product category, sales channel or geographic region that would allow decisions to be made about allocation of resources or performance. For the years ended December 31, 2015, 2014 and 2013, all sales of our products were within the United States. At December 31, 2015 and 2014, approximately 1% of our total assets were located outside the United States.

Note 11—Segments (Continued)

              For 2015, 2014, and 2013, our largest single customer represented approximately 15%, 11%, and 11% of sales, respectively. No other customer accounted for more than 10% of gross sales in any of 2015, 2014, or 2013.

              We are exposed to risk due to our concentration of business activity with certain contract manufacturers of our products. For our hard coolers, our two largest suppliers comprised approximately 75% of our production volume during 2015. For each of our soft coolers and drinkware products, our largest supplier comprised over 90% of our production volume during 2015. We added additional manufacturers in each of these product categories during 2015.

Note 12—Subsequent Events

              In January 2016, we entered into a new operating lease for space to be used as our corporate headquarters. The lease agreement is for two buildings, currently under construction, totaling approximately 175,000 square feet. The construction is expected to be completed during the second quarter of 2017 and the lease term is 120 months. Monthly payments over the lease term are approximately $0.4 million.

              In March 2016, our revolving credit facility, which is discussed further in Note 5, was amended to increase the maximum available capacity to $55 million.

              In March 2016, the stock options outstanding under the 2012 Equity and Performance Incentive Plan were modified to convert performance-vested options to time-vested options, and to change the vesting periods for time-vested options. We anticipate that these modifications will significantly increase non-cash stock-based compensation expense in 2016 and several future periods versus amounts incurred in 2015, but we have not completed our analysis and review of the impact of these modifications.

              We have evaluated all subsequent events for potential recognition and disclosure through April 11, 2016, the date the consolidated financial statements were available to be issued.

              Through and including                        , 2016, (the 25th day after the date of this prospectus), all dealers effecting transactions in the common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

                 Shares

Common Stock

Prospectus

BofA Merrill Lynch	Morgan Stanley
Baird	Piper Jaffray
Jefferies	William Blair

                        , 2016

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

              The following table sets forth the expenses payable by the Registrant expected to be incurred in connection with the issuance and distribution of the shares of common stock being registered hereby (other than underwriting discounts and commissions). All of such expenses are estimates, other than the filing and listing fees payable to the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and stock exchange listing fee.

Amount to be paid
SEC registration fee	$	*
FINRA filing fee		*
Stock exchange listing fee		*
Transfer agent's fees and expenses		*
Printing expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue Sky fees and expenses		*
Miscellaneous expenses		*
Total	$	*

*
To be provided by amendment.

Item 14.    Indemnification of Directors and Officers.

              Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys' fees, judgments, fines, and amounts paid in settlement in connection with specified actions, suits, and proceedings, other than a derivative action by or in the right of the corporation, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification extends only to expenses, including attorneys' fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

              Our current certificate of incorporation limits the liability of our directors for monetary damages for a breach of fiduciary duty as a director to the fullest extent permitted by the DGCL. Consequently, our directors are not personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for: (i) any breach of their duty of loyalty to our company or our stockholders; (ii) any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law; (iii) unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or (iv) any transaction from which they derived an improper personal benefit. In addition, our current certificate of incorporation provides that we (i) will indemnify any person who was or is a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our directors or officers or, while a director or officer, is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise and (ii) must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by us.

              Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the DGCL is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the DGCL. We expect to adopt a new amended and restated certificate of incorporation and amended and restated bylaws, which will become effective prior to the completion of this offering, and which will contain similar provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law.

              We have entered into indemnification agreements with our directors, executive officers and certain other officers and agents pursuant to which they are provided indemnification rights that are broader than the specific indemnification provisions contained in the DGCL. These indemnification agreements generally require us, among other things, to indemnify our directors, executive officers, and certain other officers and agents against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors, executive officers and certain other officers and agents in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve on our behalf.

              The limitation of liability and indemnification provisions that are expected to be included in our new amended and restated certificate of incorporation, amended and restated bylaws, and the indemnification agreements that we enter into with our directors, executive officers, and certain other officers and agents may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder's investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, executive officers, and certain other officers and agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

              We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made for breach of fiduciary duty or other wrongful acts as a director or executive officer and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law. Prior to the completion of this offering, we will enter into additional and enhanced insurance arrangements to provide coverage to our directors and executive officers against loss arising from claims relating to public securities matters.

              Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our Board of Directors.

              The underwriting agreement will provide for indemnification by the underwriters of us and our officers, directors and employees for certain liabilities arising under the Securities Act of 1933, or Securities Act, or otherwise.

              Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15.    Recent Sales of Unregistered Securities.

              In the three years preceding the filing of this registration statement, we have not issued any securities in a transaction that was not registered under the Securities Act, other than the following.

Stock Plan-Related Issuances

              From January 1, 2013 through March 31, 2016, the Registrant granted to its directors, employees, consultants and other service providers options to purchase an aggregate of 3,212 shares of common stock under the Registrant's 2012 Plan at exercise prices ranging from $1,500 to $20,707 per share, for an aggregate exercise price of approximately $14.1 million.

              From January 1, 2013 through March 31, 2016, the Registrant issued and sold to its directors, employees, consultants and other service providers an aggregate of 2,976 shares of common stock (net of the cancellation of shares that would have otherwise been issuable but were withheld instead to satisfy payment of the exercise price and applicable tax withholding) upon the exercise of options under the 2012 Plan at exercise prices ranging from $1,000 to $1,700 per share, for an aggregate purchase price of approximately $3.0 million.

Common Stock Issuances

              On January 7, 2016, the Registrant sold 52 shares of its common stock to two individuals at a purchase price per share of $13,614 for aggregate gross proceeds of approximately $707,928 in connection with its acquisition of certain intellectual property rights from Yeti Cycling, LLC.

              On September 14, 2015, the Registrant sold 31 shares of its common stock to Mr. Reintjes at a purchase price per share of $8,181 for aggregate gross proceeds of approximately $253,611 in connection with the commencement of Mr. Reintjes' employment (the terms of which are described in "Executive Compensation—Employment Agreements").

              The issuances of options, shares upon the exercise of options and common stock described above were deemed exempt from registration under Section 4(2) of the Securities Act, and in certain circumstances, in reliance on Rule 701 promulgated thereunder as transactions pursuant to compensatory benefit plans and contracts relating to compensation. All of the foregoing securities are deemed restricted securities for purposes of the Securities Act. The recipients of securities in the transactions exempt under Section 4(2) of the Securities Act represented their intention to acquire the securities for investment purposes only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the stock certificates and instruments issued in such transactions.

Item 16.    Exhibits and Financial Statement Schedules.

              The exhibits and financial statement schedules filed as part of this registration statement are as follows:

  (a)
  Exhibits

Exhibit Number	Exhibit Description
1.1*	Form of Underwriting Agreement
3.1*	Certificate of Incorporation of YETI Holdings, Inc., as currently in effect
3.2*	Form of Amended and Restated Certificate of Incorporation of YETI Holdings, Inc., to be in effect upon the completion of this offering
3.3*	Bylaws of YETI Holdings, Inc., as currently in effect
3.4*	Form of Amended and Restated Bylaws of YETI Holdings, Inc., to be in effect upon the completion of this offering
4.1*	Form of Common Stock Certificate of YETI Holdings, Inc.
4.2*	Stockholders Agreement, dated June 15, 2012, by and among YETI Holdings, Inc., Cortec Group Fund V, L.P. and certain holders of YETI Holdings, Inc. capital stock party thereto
4.3*	Amended and Restated Letter Agreement, dated September 14, 2015, among YETI Holdings, Inc., Cortec Group Fund V, L.P. and certain holders of YETI Holdings, Inc. capital stock party thereto
4.4*
Investor Rights Agreement, dated June 15, 2012, by and among YETI Holdings, Inc., Cortec Group Fund V, L.P., Cortec Co-Investment Fund V, LLC, Fifth Street Finance Corp., YHI CG Group Investors, LLC and certain other individuals party thereto
5.1*	Opinion of Jones Day
10.1*+	Employment Agreement, dated September 14, 2015, between YETI Coolers, LLC and Matthew J. Reintjes
10.2*+	Amendment No. 1 to Employment Agreement, dated December 31, 2015, between YETI Coolers, LLC and Matthew J. Reintjes
10.3*+	Employment Agreement, dated November 6, 2015, between YETI Coolers, LLC and Richard J. Shields
10.4*+	Employment Agreement, dated August 17, 2015, between YETI Coolers, LLC and Bryan C. Barksdale
10.5*+	Amended and Restated Employment Agreement, dated September 14, 2015, between YETI Coolers, LLC and Roy J. Seiders
10.6*+	YETI Holdings, Inc. 2012 Equity and Performance Incentive Plan
10.7*+	Amended and Restated Nonqualified Stock Option Agreement with Roy Seiders under the 2012 Equity and Performance Incentive Plan
10.8*+	Form of Amended and Restated Nonqualified Stock Option Agreement under the 2012 Equity and Performance Incentive Plan
10.9*+	YETI Holdings, Inc. 2016 Equity and Incentive Compensation Plan

Exhibit Number	Exhibit Description
10.10*+	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers
10.11*
Credit Agreement, dated as of June 15, 2012, by and among YETI Coolers, LLC, the lenders from time to time party thereto and Fifth Street Finance Corp., as administrative agent, as amended, restated, amended and restated, supplemented or otherwise modified from time to time
10.12*
First Amendment to Credit Agreement, dated as of February 20, 2014, by and among YETI Coolers, LLC, the lenders from time to time party thereto and Fifth Street Finance Corp., as administrative agent, as amended, restated, amended and restated, supplemented or otherwise modified from time to time
10.13*
Second Amendment to Credit Agreement, dated as of June 9, 2014, by and among YETI Coolers, LLC, the lenders from time to time party thereto and Fifth Street Finance Corp., as administrative agent, as amended, restated, amended and restated, supplemented or otherwise modified from time to time
10.14*
Third Amendment to Credit Agreement, dated as of November 14, 2014, by and among YETI Coolers, LLC, the lenders from time to time party thereto and Fifth Street Finance Corp., as administrative agent, as amended, restated, amended and restated, supplemented or otherwise modified from time to time
10.15*
Fourth Amendment to Credit Agreement, dated as of April 24, 2015, by and among YETI Coolers, LLC, the lenders from time to time party thereto and Fifth Street Finance Corp., as administrative agent, as amended, restated, amended and restated, supplemented or otherwise modified from time to time
10.16*
Fifth Amendment to Credit Agreement, dated as of October 22, 2015, by and among YETI Coolers, LLC, the lenders from time to time party thereto and Fifth Street Finance Corp., as administrative agent, as amended, restated, amended and restated, supplemented or otherwise modified from time to time
10.17*
Sixth Amendment to Credit Agreement, dated as of March 2, 2016, by and among YETI Coolers, LLC, the lenders from time to time party thereto and Fifth Street Finance Corp., as administrative agent, as amended, restated, amended and restated, supplemented or otherwise modified from time to time
10.18*	Advisory Agreement, dated June 15, 2012, by and between YETI Coolers, LLC and Cortec Management V, LLC
10.19*
Commercial Lease Agreement for 3411 Hidalgo Street, Austin, Texas 78702, dated October 27, 2010, by and between YETI Coolers, LLC (as successor-in-interest to YETI Coolers Inc. (formerly known as Seiders YC Inc. (as successor-in-interest to YETI Distributing, L.P.))) and Hidalgo Ice, LP
10.20*
First Amendment to Commercial Lease Agreement for 3411 Hidalgo Street, Austin, Texas 78702, dated January 10, 2011, by and between YETI Coolers, LLC (as successor-in-interest to YETI Coolers Inc. (formerly known as Seiders YC Inc. (as successor-in-interest to YETI Distributing, L.P.))) and Hidalgo Ice, LP
10.21*
Second Amendment to Commercial Lease Agreement for 3411 Hidalgo Street, Austin, Texas 78702, dated June 15, 2012, by and between YETI Coolers, LLC (as successor-in-interest to YETI Coolers Inc. (formerly known as Seiders YC Inc. (as successor-in-interest to YETI Distributing, L.P.))) and Hidalgo Ice, LP

Exhibit Number	Exhibit Description
21.1*	Subsidiaries of YETI Holdings, Inc.
23.1*	Consent of Jones Day (included in Exhibit 5.1)
23.2*	Consent of Grant Thornton LLP
24.1*	Power of Attorney

*
To be filed by amendment.

+
Indicates a management contract or compensation plan or arrangement.
  (b)
  Financial Statement Schedules

              All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the notes thereto. See the Index to Financial Statements included on page F-1 for a list of the financial statements and schedules included in this registration statement.

Item 17.    Undertakings.

              The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

              Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

              The undersigned registrant hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

              Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Austin, State of Texas, on                        , 2016.

YETI HOLDINGS, INC.
By:	Matthew J. Reintjes President and Chief Executive Officer, Director

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

Matthew J. Reintjes	President and Chief Executive Officer, Director (Principal Executive Officer)
Richard J. Shields	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
David L. Schnadig	Director
Michael E. Najjar	Director
Eugene P. Nesbeda	Director
Roy J. Seiders	Director

EXHIBIT INDEX

Exhibit Number	Exhibit Description
1.1*	Form of Underwriting Agreement
3.1*	Certificate of Incorporation of YETI Holdings, Inc., as currently in effect
3.2*	Form of Amended and Restated Certificate of Incorporation of YETI Holdings, Inc., to be in effect upon the completion of this offering
3.3*	Bylaws of YETI Holdings, Inc., as currently in effect
3.4*	Form of Amended and Restated Bylaws of YETI Holdings, Inc., to be in effect upon the completion of this offering
4.1*	Form of Common Stock Certificate of YETI Holdings, Inc.
4.2*	Stockholders Agreement, dated June 15, 2012, by and among YETI Holdings, Inc., Cortec Group Fund V, L.P. and certain holders of YETI Holdings, Inc. capital stock party thereto
4.3*	Amended and Restated Letter Agreement, dated September 14, 2015, among YETI Holdings, Inc., Cortec Group Fund V, L.P. and certain holders of YETI Holdings, Inc. capital stock party thereto
4.4*
Investor Rights Agreement, dated June 15, 2012, by and among YETI Holdings, Inc., Cortec Group Fund V, L.P., Cortec Co-Investment Fund V, LLC, Fifth Street Finance Corp., YHI CG Group Investors, LLC and certain other individuals party thereto
5.1*	Opinion of Jones Day
10.1*+	Employment Agreement, dated September 14, 2015, between YETI Coolers, LLC and Matthew J. Reintjes
10.2*+	Amendment No. 1 to Employment Agreement, dated December 31, 2015, between YETI Coolers, LLC and Matthew J. Reintjes
10.3*+	Employment Agreement, dated November 6, 2015, between YETI Coolers, LLC and Richard J. Shields
10.4*+	Employment Agreement, dated August 17, 2015, between YETI Coolers, LLC and Bryan C. Barksdale
10.5*+	Amended and Restated Employment Agreement, dated September 14, 2015, between YETI Coolers, LLC and Roy J. Seiders
10.6*+	YETI Holdings, Inc. 2012 Equity and Performance Incentive Plan
10.7*+	Amended and Restated Nonqualified Stock Option Agreement with Roy Seiders under the 2012 Equity and Performance Incentive Plan
10.8*+	Form of Amended and Restated Nonqualified Stock Option Agreement under the 2012 Equity and Performance Incentive Plan
10.9*+	YETI Holdings, Inc. 2016 Equity and Incentive Compensation Plan
10.10*+	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers

Exhibit Number	Exhibit Description
10.11*	Credit Agreement, dated as of June 15, 2012, by and among YETI Coolers, LLC, the lenders from time to time party thereto and Fifth Street Finance Corp., as administrative agent, as amended, restated, amended and restated, supplemented or otherwise modified from time to time
10.12*
First Amendment to Credit Agreement, dated as of February 20, 2014, by and among YETI Coolers, LLC, the lenders from time to time party thereto and Fifth Street Finance Corp., as administrative agent, as amended, restated, amended and restated, supplemented or otherwise modified from time to time
10.13*
Second Amendment to Credit Agreement, dated as of June 9, 2014, by and among YETI Coolers, LLC, the lenders from time to time party thereto and Fifth Street Finance Corp., as administrative agent, as amended, restated, amended and restated, supplemented or otherwise modified from time to time
10.14*
Third Amendment to Credit Agreement, dated as of November 14, 2014, by and among YETI Coolers, LLC, the lenders from time to time party thereto and Fifth Street Finance Corp., as administrative agent, as amended, restated, amended and restated, supplemented or otherwise modified from time to time
10.15*
Fourth Amendment to Credit Agreement, dated as of April 24, 2015, by and among YETI Coolers, LLC, the lenders from time to time party thereto and Fifth Street Finance Corp., as administrative agent, as amended, restated, amended and restated, supplemented or otherwise modified from time to time
10.16*
Fifth Amendment to Credit Agreement, dated as of October 22, 2015, by and among YETI Coolers, LLC, the lenders from time to time party thereto and Fifth Street Finance Corp., as administrative agent, as amended, restated, amended and restated, supplemented or otherwise modified from time to time
10.17*
Sixth Amendment to Credit Agreement, dated as of March 2, 2016, by and among YETI Coolers, LLC, the lenders from time to time party thereto and Fifth Street Finance Corp., as administrative agent, as amended, restated, amended and restated, supplemented or otherwise modified from time to time
10.18*	Advisory Agreement, dated June 15, 2012, by and between YETI Coolers, LLC and Cortec Management V, LLC
10.19*
Commercial Lease Agreement for 3411 Hidalgo Street, Austin, Texas 78702, dated October 27, 2010, by and between YETI Coolers, LLC (as successor-in-interest to YETI Coolers Inc. (formerly known as Seiders YC Inc. (as successor-in-interest to YETI Distributing, L.P.))) and Hidalgo Ice, LP
10.20*
First Amendment to Commercial Lease Agreement for 3411 Hidalgo Street, Austin, Texas 78702, dated January 10, 2011, by and between YETI Coolers, LLC (as successor-in-interest to YETI Coolers Inc. (formerly known as Seiders YC Inc. (as successor-in-interest to YETI Distributing, L.P.))) and Hidalgo Ice, LP
10.21*
Second Amendment to Commercial Lease Agreement for 3411 Hidalgo Street, Austin, Texas 78702, dated June 15, 2012, by and between YETI Coolers, LLC (as successor-in-interest to YETI Coolers Inc. (formerly known as Seiders YC Inc. (as successor-in-interest to YETI Distributing, L.P.))) and Hidalgo Ice, LP
21.1*	Subsidiaries of YETI Holdings, Inc.

Exhibit Number	Exhibit Description
23.1*	Consent of Jones Day (included in Exhibit 5.1)
23.2*	Consent of Grant Thornton LLP
24.1*	Power of Attorney

*
To be filed by amendment.

+
Indicates a management contract or compensation plan or arrangement.